   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             NET PERCEPTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

              DELAWARE                               7372                              41-1844584
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                            7901 FLYING CLOUD DRIVE
                          MINNEAPOLIS, MINNESOTA 55344
                                 (612) 903-9424
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                STEVEN J. SNYDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             NET PERCEPTIONS, INC.
                            7901 FLYING CLOUD DRIVE
                          MINNEAPOLIS, MINNESOTA 55344
                                 (612) 903-9424
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                  KENT A. COIT, ESQ.                                   JODIE M. BOURDET, ESQ.
                SKADDEN, ARPS, SLATE,                                    COOLEY GODWARD LLP
                  MEAGHER & FLOM LLP                                     ONE MARITIME PLAZA
                  ONE BEACON STREET                                          20TH FLOOR
           BOSTON, MASSACHUSETTS 02108-3194                       SAN FRANCISCO, CALIFORNIA 94111
              TELEPHONE: (617) 573-4800                              TELEPHONE: (415) 693-2000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
            As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF              AMOUNT TO BE         OFFERING PRICE          AGGREGATE             AMOUNT OF
      SECURITIES TO BE REGISTERED             REGISTERED            PER SHARE         OFFERING PRICE(1)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common stock, $.0001 par value per
 share..................................       3,277,500           $48.3125(2)           $158,344,219            $41,803
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 427,500 shares of common stock which the underwriters have the option to purchase from Net Perceptions and the selling stockholders solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low prices on February 22, 2000, as reported on the Nasdaq National Market.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED                , 2000

                             [NET PERCEPTIONS LOGO]

                                2,850,000 SHARES

                                  COMMON STOCK

     Net Perceptions is offering 2,000,000 shares of common stock and the selling stockholders are selling an additional 850,000 shares. Net Perceptions' common stock is currently quoted on the Nasdaq National Market under the symbol "NETP." The last reported sale price of the common stock on the Nasdaq National Market on February 25, 2000 was $48.875 per share.

                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                           -------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Public Offering Price.......................................   $           $
Underwriting Discounts and Commissions......................   $           $
Proceeds to Net Perceptions.................................   $           $
Proceeds to Selling Stockholders............................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We and the selling stockholders together have granted the underwriters a 30-day option to purchase up to an additional 427,500 shares of common stock to cover over-allotments.

                           -------------------------

ROBERTSON STEPHENS
          CHASE H&Q
                      U.S. BANCORP PIPER JAFFRAY
                                 DAIN RAUSCHER WESSELS
                                           ADAMS, HARKNESS & HILL, INC.

               THE DATE OF THIS PROSPECTUS IS             , 2000.

[Text of inside front cover:

Net Perceptions is a leading provider of real time personalization and precision marketing software solutions for Internet and multi-channel retailers.

Net Perceptions' solutions are designed to help retailers understand customers individually, optimize product assortments, prices and inventories and offer the right product to the right customer at the right price.]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, "NET PERCEPTIONS," "WE," "US" AND "OUR" REFER TO NET PERCEPTIONS, INC. AND OUR SUBSIDIARIES.

     UNTIL              , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    8
Forward-Looking Statements..................................   22
Use of Proceeds.............................................   23
Price Range of Common Stock.................................   23
Dividend Policy.............................................   23
Capitalization..............................................   24
Dilution....................................................   25
Selected Consolidated Financial Data........................   26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   27
Business....................................................   37
Management..................................................   52
Certain Transactions........................................   61
Principal and Selling Stockholders..........................   62
Description of Capital Stock................................   64
Shares Eligible for Future Sale.............................   68
Underwriting................................................   70
Legal Matters...............................................   72
Experts.....................................................   72
Where You Can Find Additional Information...................   73
Index to Financial Statements...............................  F-1

                           -------------------------

     Industry data included in this prospectus has been obtained from third parties and has not been independently verified by us.

     We have the following registered trademarks in the United States: Net Perceptions, the Net Perceptions logo and GroupLens. This prospectus also includes common law trademarks, including common law trademarks that are the subject of pending trademark applications, belonging to Net Perceptions and trademarks of other companies that are the property of their respective owners.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this summary together with the more detailed information, our financial statements and notes and Knowledge Discovery One's financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                NET PERCEPTIONS

     Net Perceptions is a leading provider of real time personalization and precision marketing software solutions for Internet and multi-channel retailers. Our solutions are designed to help retailers understand customers individually, optimize product assortments, prices and inventories and offer the right product to the right customer at the right price.

     We design our solutions to benefit retailers by converting browsers into buyers, increasing cross-sell and up-sell success rates and enhancing overall customer satisfaction. In addition, we help retailers reduce customer acquisition and retention costs, improve advertising effectiveness, optimize in-store and on-line retail floor space and improve customer service. Our customers currently include major Internet and multi-channel retailers such as Art.com, Bertelsmann, CDNOW, Egghead.com, eToys.com, Fingerhut, Hudson's Bay Company, J.C. Penney, Procter & Gamble, Tower Records and Walgreens.

     Using sophisticated, proprietary analytical techniques, our solutions analyze and report on past and current customer behavior, including purchase history, stated preferences and Internet browsing behavior. Our solutions also provide analysis of item placement and item price effectiveness in advertisements, typical item purchase combinations, segmentation of customers based on purchasing and demographic data and customer-specific and product-specific profitability reporting. We base our solutions on a distributed architecture that is flexible enough to integrate with our customers' new or existing systems, including website, call center, marketing campaign management and point of sale software.

     We offer three principal product lines: commerce solutions; knowledge management solutions; and products for original equipment manufacturers.

     - Our commerce solutions include the following products:

     Net Perceptions for E-commerce, which allows on-line retailers to create a personalized shopping experience for their customers by dynamically predicting which products to recommend to each customer browsing an electronic commerce site;

     Net Perceptions for Call Centers, which allows retailers that use call centers to recommend products to customers using real time personalization, resulting in improved cross-sell and up-sell rates;

     Net Perceptions for Marketing Campaigns, which is designed to manage and personalize outbound promotional electronic mail campaigns;

     GreenLight Ad, which uses sophisticated analytical techniques to help retailers maximize the return they receive from newspaper circular advertising;

     GreenLight Go!, which provides on-line retailers with an in-depth assessment of how customers are shopping on their website; and

      GreenLight RDS, which is a strategic reporting and analysis solution that helps retailers understand customer purchase behavior across all customer touch-points, from the Web to the retail store.

     - Our current knowledge management offering is Net Perceptions for Knowledge Management, which applies our real time personalization capabilities to corporate intranets.

     - Our products for original equipment manufacturers include the following:

      Net Perceptions Recommendation Engine, which allows our original equipment manufacturers to add our real time personalization capabilities to their existing applications; and

      Knowledge Refinery, which is a scalable data processing and analysis engine that underlies our GreenLight family of products and creates models that enable precision marketing.

     Our objective is to extend our leadership position in providing real time personalization and precision marketing solutions to Internet and multi-channel retailers. To achieve this objective, we intend to:

     - maintain and extend our technological leadership through continued investment in the development of our proprietary recommendation engine and other analytical technologies;

     - expand our application service provider offerings;

     - broaden our distribution channels;

     - leverage our technology investments into new applications;

     - expand our service offerings; and

     - continue to build our international presence to address international demand for real time personalization and precision marketing software solutions.

                     ACQUISITION OF KNOWLEDGE DISCOVERY ONE

     In February 2000, we completed our acquisition of Knowledge Discovery One, Inc., which we refer to in this prospectus as KD One. KD One is a leading supplier of advanced data analysis solutions for multi-channel retailers. We believe that our acquisition of KD One will enable us to provide enhanced services and solutions to our customers across all touch points, including call centers, points of sale and websites. In this transaction we acquired all of the outstanding securities of KD One in exchange for 1,969,013 shares of our common stock. These shares were allocated as follows:

     - 1,759,013 of these shares were delivered to the former KD One stockholders at the closing of the acquisition; and

     - 210,000 of these shares were placed in escrow for a one-year period to satisfy potential indemnification claims that we may have against the former stockholders of KD One.

     In the acquisition, we also assumed all outstanding options to purchase KD One common stock. We have reserved 268,914 shares of our common stock for issuance upon the exercise of these options. This transaction has been accounted for under the purchase method of accounting.

                             CORPORATE INFORMATION

     We were incorporated in Delaware on July 3, 1996. Our principal executive offices are located at 7901 Flying Cloud Drive, Minneapolis, Minnesota 55344, and we lease offices in other locations, including San Francisco, California, New York, New York, Austin, Texas, Richardson, Texas and Berkshire, United Kingdom. Our telephone number is (612) 903-9424. Our website address is www.netperceptions.com. The information on our website is not incorporated by reference into this prospectus and should not be considered as part of this prospectus.

                                  THE OFFERING

Common stock offered by Net Perceptions.........   2,000,000 shares

Common stock offered by the selling
stockholders....................................   850,000 shares

Common stock to be outstanding after the
offering........................................   25,994,729 shares

Over-allotment option granted by us.............   300,000 shares

Over-allotment option granted by selling
stockholders....................................   127,500 shares

Use of proceeds.................................   For working capital and
                                                   general corporate purposes
                                                   and for potential
                                                   acquisitions of complementary
                                                   businesses, products or
                                                   technologies. See "Use of
                                                   Proceeds."

Nasdaq National Market symbol...................   NETP

     Common stock to be outstanding after the offering is based on 22,025,716 shares of common stock outstanding as of December 31, 1999 plus the 1,969,013 shares of common stock issued in the KD One acquisition. This number does not include:

     - 2,528,766 shares of common stock subject to outstanding options under our 1996 Stock Plan and our 1999 Equity Incentive Plan as of December 31, 1999; and

     - 20,000 shares of common stock subject to outstanding options under our 1999 Non-Employee Director Option Plan as of December 31, 1999.

     As of February 1, 2000, we had granted options to purchase an additional 280,000 shares of common stock. In February 2000, in connection with the KD One acquisition, we also assumed all outstanding options to purchase KD One common stock. We have reserved 268,914 shares of our common stock for issuance upon the exercise of these options. We also have reserved 36,000 shares of our common stock for issuance under options that we may grant to a business partner.

     Except as otherwise noted, all information in this prospectus:

     - assumes that the underwriters' over-allotment option is not exercised;
       and

     - reflects our acquisition of KD One.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 PERIOD FROM                 YEAR ENDED DECEMBER 31,
                                 JULY 3, 1996     ---------------------------------------------
                                (INCEPTION) TO                                   1999
                                 DECEMBER 31,                           -----------------------
                                     1996          1997       1998       ACTUAL      PRO FORMA
                                --------------    -------    -------    --------    -----------
                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues................     $     4        $   317    $ 4,477    $ 15,129     $  18,644
Gross margin..................           2            273      4,052      12,108        12,795
Amortization of intangibles...          --             --         --          --        30,017
Operating expenses............       1,042          5,020      9,084      25,513        64,304
Loss from operations..........      (1,040)        (4,747)    (5,032)    (13,405)      (51,509)
Net loss......................      (1,027)        (4,722)    (4,968)    (12,039)      (50,223)
Basic and diluted net loss per
  share.......................     $ (3.40)       $ (3.01)   $ (1.40)   $  (0.78)    $   (2.91)
Shares used in computing basic
  and diluted net loss per
  share.......................         302          1,569      3,546      15,402        17,274
Pro forma basic and diluted
  net loss per share..........                                          $  (0.64)    $   (2.42)
Shares used in computing pro
  forma basic and diluted net
  loss per share..............                                            18,851        20,723

                                                                 DECEMBER 31, 1999
                                                        -----------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                        -------    ---------    -----------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short term investments.....  $36,854    $ 37,935      $129,898
Working capital.......................................   37,372      35,675       127,638
Total assets..........................................   58,748     180,135       272,098
Long-term liabilities, net of current portion.........      707       1,120         1,120
Total stockholders' equity............................   48,388     164,364       256,327

     See Note 2 of the notes to Net Perceptions' financial statements for an explanation of the methods used to determine the number of shares used in computing net loss per share data.

     The pro forma financial information reflects the acquisition of KD One and is derived from the unaudited pro forma combined financial statements, and should be read in conjunction with those pro forma financial statements and the notes thereto, which are included elsewhere in this prospectus. The unaudited pro forma financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of the operations of the consolidated company, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisition been effected as of the dates indicated above.

     The pro forma as adjusted amounts reflect the receipt of the estimated net proceeds from the sale of the 2,000,000 shares of common stock offered by us, at an estimated offering price of $48.875 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

                                  RISK FACTORS

     An investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                       RISKS ASSOCIATED WITH OUR BUSINESS

WE ARE AN EARLY-STAGE COMPANY AND WE EXPECT TO ENCOUNTER RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY EARLY-STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS.

     We were founded in July 1996. We began shipping product in the first quarter of 1997. The market for our products is unproven and our limited operating history makes an evaluation of our future prospects very difficult. We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. We may not successfully address any of these risks. If we do not successfully address these risks, we may not achieve profitability and we could suffer increased operating losses.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

     Our quarterly operating results have varied in the past and may vary significantly in the future. Because our operating results are volatile and difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts and investors. In this event, the market price of our common stock may decrease significantly.

     We cannot predict our future quarterly revenues with any degree of certainty for a variety of reasons. For example:

     - because we operate with a limited order backlog, revenues in any quarter are substantially dependent on orders booked and shipped in that quarter;

     - the market in which we compete is relatively new and rapidly evolving and has many new entrants;

     - we expect that, for the foreseeable future, revenues will come from licenses to a small number of customers so delays or cancellations of orders by a few customers can significantly impact revenues within a quarter;

     - our sales cycle varies substantially from customer to customer; and

     - the timing of large orders can significantly affect revenues within a quarter.

     Historically, we have recognized a substantial portion of our revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of the quarter. Accordingly, we cannot predict our financial results for any quarter until very late in the quarter. A delay in an anticipated sale or revenue recognition near the end of a quarter can seriously harm our operating results for that quarter.

     Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to our future revenues. As a result, any delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in increased operating losses.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE.

     We had net losses of $4.7 million in 1997, $5.0 million in 1998 and $12.0 million in 1999. As of December 31, 1999, we had an accumulated deficit of $22.8 million. We have not had a profitable quarter and do not expect to have a profitable quarter in 2000 or 2001. We expect that our losses will continue to increase in 2000. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses. As a result of the KD One acquisition, we expect to have substantial expenses associated with the amortization of goodwill and other intangible assets. We will need to generate significant additional revenues to achieve profitability. We may never achieve profitability. Although our revenues have grown in recent quarters, we do not believe that we can sustain these growth rates, or that these growth rates are indicative of future revenue growth rates.

A DECLINE IN THE PRICE OF, DEMAND FOR, OR MARKET ACCEPTANCE OF NET PERCEPTIONS FOR E-COMMERCE WOULD SERIOUSLY HARM OUR BUSINESS.

     We currently derive a substantial portion of our revenues from our Net Perceptions for E-commerce product. We anticipate that Net Perceptions for E-commerce will continue to account for a substantial portion of our revenues for the foreseeable future. Consequently, a decline in the price of or demand for Net Perceptions for E-commerce, or its failure to achieve broad market acceptance would result in decreased revenues and increased operating losses.

WE FACE INTENSE COMPETITION AND, IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE MAY BE UNABLE TO INCREASE OUR PRODUCT SALES AND MARKET SHARE.

     The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services offered. In the license of commerce solutions, we primarily encounter competition from Accrue Software, Andromedia (a division of Macromedia), Broadbase, the EHNC division of HNC Software, E.piphany and Personify. Microsoft has acquired FireFly Network, a company with collaborative filtering technology and, as a result, we expect that we may encounter competition from Microsoft in the future.

     In the marketing of Net Perceptions for Marketing Campaigns, we primarily encounter competition from Exchange Applications, Annuncio Software, Prime Response and Rubric, which was recently acquired by Broadbase. We expect that if we are successful in our strategy to leverage our technology into new vertical markets, we will encounter many additional, market-specific competitors. For example, RightPoint Software, recently acquired by E.piphany, is an established firm serving call centers that we expect to increasingly encounter in the marketing of Net Perceptions for Call Centers. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies as the Internet software market continues to develop and expand. We also expect increasing competition from network-based providers of personalization technology such as Cogit and TriVida, which was recently acquired by Be Free.

     In the marketing of our GreenLight RDS product, we primarily encounter competition from Brio, Seagate, Comshare, IBM and SAS.

     In the marketing of our Net Perceptions for Knowledge Management, we primarily encounter competition from Orbital Software and Tacit Knowledge Systems.

     We believe that the principal competitive factors affecting our market include core technology, product features, product quality and performance, customer service and price. Although we believe that our products currently compete favorably with respect to such factors, our market is relatively new and is rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

     Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors.

THERE ARE NUMEROUS RISKS AND UNCERTAINTIES ASSOCIATED WITH OUR RECENT ACQUISITION OF KD ONE THAT MAY AFFECT THE PRICE OF OUR COMMON STOCK.

If the costs associated with the acquisition of KD One exceed the benefits realized, we may experience increased losses and the market price of our common stock may decline.

     We cannot account for the acquisition of KD One as a pooling of interests. A significant portion of the purchase price for the acquisition will be allocated to goodwill and other intangible assets, which will be amortized by us over their estimated useful lives. As a result, we will record non-cash charges against our future operating results, which will adversely affect our reported financial results. If we had completed the acquisition on December 31, 1999, we would have recorded approximately $117.4 million in goodwill and other intangible assets in connection with the acquisition. The actual amount of goodwill and other intangible assets will be higher due to KD One's net losses between December 31, 1999 and the closing of the acquisition on February 14, 2000. The actual amount of goodwill and other intangible assets recorded will be amortized primarily over a four-year period. If the benefits of this transaction do not ultimately exceed the associated costs, including any dilution to our stockholders resulting from the issuance of shares of our common stock in connection with the acquisition, we could continue to incur increased losses, or be required to write down some or all of the unamortized goodwill and other intangible assets.

     In addition, the market price of our common stock may decline as a result of the acquisition if the integration of Net Perceptions and KD One is unsuccessful, if we do not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts, or if the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

If we do not successfully integrate KD One's operations and personnel or effectively manage the combined company, the benefits of the acquisition may not be achieved and key personnel and customers may be lost.

     We acquired KD One with the expectation that the transaction would result in significant benefits. Achieving these benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the operations and personnel of the two companies. The successful execution of these post-acquisition events involves considerable risk and

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

may not be successful. For example, KD One's principal executive offices are located in Austin, Texas, while our principal executive offices are located in Minneapolis, Minnesota. There are currently no plans to combine these offices.

     In addition, current and prospective KD One employees may experience uncertainty about their future roles with us until our strategies with regard to KD One are executed. This uncertainty may result in a loss of employees or may adversely affect KD One's ability to attract and retain key management, sales, marketing and technical personnel.

If we do not integrate KD One's technology quickly and effectively, many of the potential benefits of the acquisition may not be realized.

     We intend to integrate KD One's technology into our own products in addition to offering KD One's products separately. We may not be able to integrate KD One's technology quickly and effectively. In order to obtain the benefits of the acquisition, we must make KD One's technology, products and services operate together with our technology, products and services. We may be required to spend additional time or money on integration that would otherwise be spent on developing our products and services or other matters. If we do not integrate our technology effectively or if management and technical staff spend too much time on integration issues, we could experience increased operating expenses and the costs of the acquisition could exceed the benefits.

If we fail to successfully cross-market our products and KD One's products, or to develop new products, we may be unable to increase or maintain our customer base or revenues.

     We and KD One initially intend to offer our respective products and services to each other's customers. We cannot assure you that either company's customers will purchase the other company's products and services. The failure of these cross-marketing efforts could diminish or eliminate any potential benefits of the transaction. We also intend to develop new products and services that combine the knowledge and resources of both businesses. We cannot assure you that these integrated products or services will be successful. As a result, we may not be able to increase or maintain our customer base. To date, the companies have not thoroughly investigated the obstacles, including technological, market-driven or other obstacles, to developing and marketing these new products and services in a timely and efficient way. We may not be able to overcome these obstacles in developing new products and services.

OUR PRODUCTS HAVE A LENGTHY SALES CYCLE. AS A RESULT, IT IS DIFFICULT TO PREDICT THE QUARTER IN WHICH A SALE MAY OCCUR.

     We are one of the first companies to market real time personalization and precision marketing solutions. As a result, we must use significant resources to educate potential customers on the use and benefits of our products. In addition, we believe that the purchase of our products is relatively discretionary and involves a significant commitment of capital and other resources by a customer. As a result, it usually takes our sales organization several months to finalize a sale. This makes it difficult to predict the quarter in which a sale may occur.

OUR PRODUCTS HAVE A LENGTHY IMPLEMENTATION CYCLE. IN ADDITION, ONLY A LIMITED NUMBER OF OUR CUSTOMERS HAVE A DEPLOYED AND OPERATING APPLICATION THAT UTILIZES OUR PRODUCTS. AS A RESULT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL PERFORM AND BE RECEIVED AS WE EXPECT.

     The implementation, including application design and deployment, of our products requires a commitment of resources by our customers. The time required for implementation of our products has varied depending on the customer's application of the product. Additionally, implementation of Net Perceptions for E-commerce often does not begin until a customer otherwise undertakes to update its website, which generally occurs only once or twice per year.

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

     We have currently licensed one or more of our products to more than 160 customers, including customers of KD One. However, only a limited number of these customers have a deployed and operating application that utilizes our products. Because most of our customers have not yet fully implemented and deployed our products, we cannot be certain that our products will:

     - perform as designed;

     - deliver the desired level of economic benefit to our customers;

     - meet the other expectations and needs of our customers;

     - achieve any significant degree of market acceptance; or

     - perform to the level necessary to generate repeat customers and customer references.

     If implementation services performed by us constitute a significant part of a product sales transaction, we recognize a substantial portion of our revenues from the sales transaction upon the delivery of the implementation services. As a result, delays in service delivery could cause significant reduction in our license revenues and operating results for any particular period.

WE HAVE SEVERAL NEW PRODUCTS WHICH MAY NOT ACHIEVE MARKET ACCEPTANCE.

     We recently announced the commercial launch of the following new products:

     - Net Perceptions for Marketing Campaigns, which is a solution designed to manage and personalize outbound promotional electronic mail campaigns;

     - Net Perceptions for Knowledge Management, which applies our real time personalization capabilities to corporate intranets;

     - Net Perceptions Recommendation Engine, which allows original equipment manufacturers to add our real time personalization capabilities to their existing applications;

     - GreenLight Ad, which uses sophisticated analytical techniques to help retailers maximize the return they receive from newspaper circular advertising; and

     - GreenLight Go!, which provides retailers with an in-depth assessment of how customers are shopping on their websites.

     These new products have not received any degree of market acceptance. There are significant risks inherent in product introductions such as these. These products may not address some or all of the needs of customers and may contain undetected errors or failures. A lack of necessary features or errors or failures in the products will likely result in loss or delay of market acceptance. We expect that our future financial performance will depend significantly on the successful sales, implementation and market acceptance of these new products which may not occur on a timely basis or at all.

     Our new products are subject to significant technical risks. We may fail to introduce or deploy new products on a timely basis, or at all. In the past, we have experienced some delays in the commencement of commercial shipments of our new releases and new products. These delays caused customer frustrations and delay or loss of product revenues. Some of our competitors currently offer products with features and functionality similar to those that may be offered in our new products. In the past, we have also experienced delays in purchases of our products by customers anticipating our launch of new releases or new products. We could experience increased expenses or lost revenues if customers defer material orders in anticipation of new releases or new product introductions.

     The software products we offer are complex and may contain undetected errors or failures when first introduced, or as new versions are released. We have in the past discovered software errors in our new releases and new products after their introduction. We experienced delays in release and lost revenues during the period required to correct these errors. We may discover errors in new releases or new products after the commencement of commercial shipments, despite testing by our personnel and our current and potential customers. This may result in loss of or delay in market acceptance of our products, which could seriously impair our ability to achieve profitability.

IF WE FAIL TO GENERATE REPEAT OR EXPANDED BUSINESS FROM OUR CURRENT AND FUTURE CUSTOMERS, WE MAY BE UNABLE TO BUILD A CRITICAL MASS OF CUSTOMERS NECESSARY TO ACHIEVE INCREASED SALES AND MARKET SHARE.

     Our success is dependent on the continued growth of our customer base and the retention of our customers. We currently depend on a limited number of key, high-profile customers. Our ability to attract new customers will depend on a variety of factors, including the accuracy, scalability, reliability and cost-effectiveness of our products and services and our ability to effectively market such products and services. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Many of our current customers initially purchase a limited license for our products and services for evaluation. If such evaluation is successful, the customer may purchase a license to expand the use of our products in its organization or license additional products and services. If we fail to generate repeat and expanded business from our current and future customers, we may be unable to build a critical mass of customers necessary to achieve increased sales and market share.

IF WE FAIL TO SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS, WE MAY BE UNABLE TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS AND SERVICES.

     Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. As of December 31, 1999, our direct sales organization consisted of 64 employees, including KD One employees. We plan to hire additional direct sales personnel. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary. If we are unable to hire additional skilled sales personnel as needed, we may not be able to capture increased market share for our products and services.

IF WE CANNOT EXPAND OUR INDIRECT SALES CHANNEL, WE MAY BE UNABLE TO INCREASE OUR CUSTOMER BASE AND ACHIEVE PROFITABILITY.

     We intend to increase the proportion of our customers licensed through our indirect channel, which includes resellers, systems integrators and original equipment manufacturers. Our agreements with resellers are generally not exclusive and in many cases may be terminated by either party without cause. Many of these resellers do not have minimum purchase or resale requirements. In addition, many of these resellers carry product lines that are competitive with our product lines. These resellers may not give a high priority to the marketing of our products or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not retain any of our current resellers or successfully recruit additional resellers. Events or occurrences of this nature could seriously impair our ability to increase our sales and market share. In addition, any sales through resellers will have lower gross margins than direct sales.

     We intend to increase sales through original equipment manufacturers. We are currently investing, and intend to continue to invest, resources to develop this sales channel. These investments could seriously harm our operating margins. We depend on our original equipment manufacturers' abilities to develop product enhancements or new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. Our original equipment manufacturers may not effectively meet these challenges. These original equipment manufacturers:

     - are not within our control;

     - may incorporate into their products the technologies of other companies in addition to or in place of our technologies; and

     - are not obligated to purchase our products.

     Our original equipment manufacturers may not continue to carry our products. In addition, any sales through original equipment manufacturers will have lower gross margins than direct sales. Our inability to recruit, or our loss of, important original equipment manufacturers could seriously impair our ability to increase our customer base and achieve profitability.

     We recently established a sales force dedicated to the development of the indirect sales channel for our products. As of December 31, 1999, our indirect sales organization consisted of nine employees. We plan to hire additional indirect sales personnel. Competition for qualified sales personnel is intense, and we might not be able to retain our existing personnel or hire and retain the kind and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary.

IF WE ARE UNSUCCESSFUL IN IMPROVING AND INCREASING THE SIZE OF OUR PROFESSIONAL SERVICES ORGANIZATION, WE MAY LOSE CURRENT CUSTOMERS OR BE UNABLE TO ATTRACT NEW CUSTOMERS.

     Customers that license our software typically engage our professional services organization to assist with support, training, consulting and implementation. We believe that growth in our product sales depends on our ability to provide our customers with these services and to educate resellers on how to use our products. From time to time, we receive customer complaints about the timeliness and accuracy of our customer support. We plan to add more customer support personnel in order to address current customer support needs. As of December 31, 1999, our professional services and customer support organization consisted of 41 employees, including KD One employees. We are in a new market and there are a limited number of people who have the skills needed to provide the services that our customers demand. Competition for qualified service personnel is intense. We cannot be certain that we can attract or retain a sufficient number of the highly-qualified service personnel that our business needs.

WE DEPEND ON INTERNATIONAL SALES AND, THEREFORE, OUR BUSINESS IS SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     Licenses and services sold to customers outside of the United States accounted for approximately 13% of our total revenues in 1998 and 16% in 1999. We expect international revenues to account for a significant percentage of total revenues in the future, and we believe that we must continue to expand our international sales and marketing activities in order to be successful. To successfully expand international sales, we must:

     - expand our international operations;

     - hire international personnel; and

     - recruit additional international resellers and systems integrators.

     This will require significant management attention and financial resources and could seriously harm our operating margins. We have very limited experience in marketing, selling, distributing and supporting our products and services internationally.

     During the third quarter of 1999, we established operations in the United Kingdom. During the third quarter of 1999, we established operations in Japan through a joint venture that created Net

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

Perceptions Japan. As of December 31, 1999, we had 10 employees located in Europe and all other employees were located in North America.

     The acceptance and use of the Internet in international markets are in earlier stages of development than in the United States, particularly the use of the Internet as a method for conducting commerce. If the Internet or electronic commerce fail to gain sufficient acceptance in international markets or we fail to further expand our international operations in a timely manner, we may be unable to generate sufficient revenues to cover our expenses related to international operations. In addition, we may fail to maintain or increase international market demand for our products.

IF OUR INTELLECTUAL PROPERTY IS NOT PROTECTED ADEQUATELY, WE MAY LOSE OUR COMPETITIVE ADVANTAGE IN THE MARKET.

     We are a technology company. Our success depends in large part on protecting our intellectual property, which is our most important asset. We rely upon a combination of trademark, copyright, patent and trade secret laws to protect our rights in our technology. We license our software and require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to the source code for our software.

     We have 11 pending United States patent applications. We also have license rights to two issued United States patents and one allowed United States patent application from the University of Minnesota. We have four pending foreign patent applications, but we have no issued foreign patents. It is possible that no patents will issue from the currently pending patent applications. It is also possible that our current patents and potential future patent may be invalid or unenforceable. It is also possible that any patent issued to us may not provide us with any competitive advantages. Moreover, we may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit our ability to conduct our business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to conduct our business.

     Our efforts to protect our proprietary rights may not succeed. Copyright and trade secret laws afford only limited protection for our proprietary rights in our software, documentation and other written materials. Unauthorized parties may be able to copy aspects of our products or to obtain and use information that we regard as confidential and proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property. We may not be able to detect infringement or enforce our patent or other rights and, as a result, our competitive position in the market may suffer.

THIRD-PARTY INFRINGEMENT CLAIMS AGAINST US OR OUR TECHNOLOGY SUPPLIERS COULD RESULT IN DELAYS IN PRODUCT DEVELOPMENT, THE LOSS OF CUSTOMERS, OR COSTLY AND TIME CONSUMING LITIGATION.

     There has been a substantial amount of litigation in the software industry regarding intellectual property rights. We have from time to time received claims that we are infringing third parties' intellectual property rights. It is possible that in the future third parties may claim that our current or potential future products infringe their intellectual property rights. We expect that software companies such as Net Perceptions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements in order to secure continued access to required technology. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Claims of intellectual property infringement may also require us to pay significant damages or subject us to an injunction against the use of our products. Any successful claim of intellectual property infringement against us could have an immediate and significant impact on our ability to carry on our business and market our products.

     In addition, in all of our paid software license agreements, we generally indemnify our customer against losses attributable to intellectual property infringement by our software. Should a third party bring a suit against a customer alleging that the customer's use of our software infringes its intellectual property rights, we could incur substantial costs in defending and resolving such suit.

IF WE ENGAGE IN FUTURE ACQUISITIONS, WE WILL INCUR A VARIETY OF COSTS AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION.

     If appropriate opportunities become available, we may attempt to acquire businesses, products or technologies that we believe are a strategic fit with our business. We currently have no commitments or agreements for any acquisitions. If we do undertake any transaction of this sort, the process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute your ownership interest in us and could cause us to incur debt, expose us to future liabilities and result in amortization expenses related to goodwill and other intangible assets.

IF WE ARE UNABLE TO CONTINUE TO UTILIZE TECHNOLOGY LICENSED FROM THIRD PARTIES, WE MAY BE UNABLE TO CONDUCT OUR BUSINESS.

     We license technology from various third parties for integration into our products. Licenses to such third-party technology may not continue to be available to us on commercially reasonable terms. We may not be able to renew existing agreements or to license or develop alternative technology. If we cannot maintain license rights to key third-party software, develop similar technology or license similar technology from another source on a timely or commercially-feasible basis, we may be unable to market our current products or develop new products in a timely manner.

OUR ABILITY TO INCREASE OUR CUSTOMER BASE AND OUR SALES DEPENDS ON THE CONTINUING CONTRIBUTION OF OUR KEY PERSONNEL AND OUR ABILITY TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL.

     Our future success depends on the continued service of our senior management, product development and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our ability to increase our customer base and sales. As of December 31, 1999, we had 213 employees, not including KD One employees. We do not carry any significant key person life insurance policies.

     Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. Competition for skilled personnel is intense, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. If so, we may be unable to service our current customers, attract new customers and increase our sales.

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

IN ORDER TO MANAGE OUR GROWTH AND EXPANSION, WE WILL NEED TO IMPROVE AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS.

     We have recently experienced a period of significant expansion of our operations that has placed a significant strain upon our management systems and resources. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. Our headcount, not including KD One employees, has increased from 14 at December 31, 1996 to 34 at December 31, 1997 to 70 at December 31, 1998 and to 213 at December 31, 1999. In addition, at December 31, 1999, KD One had 51 full-time employees. We may not be able to manage our growing operations effectively, and, as a result, we may have difficulty in retaining current, or attracting additional, employees.

     We also plan to expand the geographic scope of our customer base and operations. This expansion has resulted and will continue to result in substantial demands on our management resources. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE ON REASONABLE TERMS, OR AT ALL.

     We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt, the percentage ownership of our stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of our existing stockholders, including investors acquiring shares in this offering. If we cannot raise funds as needed on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

WE ARE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN COSTLY AND TIME-CONSUMING LITIGATION.

     Because our customers use our products for mission-critical applications such as electronic commerce, errors or defects in or other performance problems with our products could result in financial or other damages to our customers. Our customers could seek damages for losses from us. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Any product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly, and potential liabilities could exceed our available insurance coverage.

OUR CURRENT REVENUE RECOGNITION PRACTICES MAY NEED TO CHANGE, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     The American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition," in October 1997 and amended it by Statements of Position 98-4 and 98-9. However, full implementation guidelines for these standards have not yet been issued and there may be additional pronouncements issued in the future. Our current revenue accounting practices may need to change and such changes could seriously harm our future revenues and earnings.

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

                  RISKS ASSOCIATED WITH THE INTERNET INDUSTRY

OUR BUSINESS COULD BE SERIOUSLY IMPACTED BY PRIVACY AND SECURITY CONCERNS.

     Typically, our products capture user preference and profile information each time a user interacts with the application utilizing our products or volunteers information in response to survey questions. Privacy concerns may cause users to resist providing the personal data necessary to support this profiling capability. Our customers generally have implemented security measures to protect customer data from unauthorized disclosure or interception by third parties. However, the security measures may not be effective against all potential security threats. If a breach of customer data security were to be publicized, our products may be perceived as less desirable, and our future sales negatively impacted. More importantly, even the perception of privacy and security concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten such concerns if users must be notified that the data captured after these interactions may be used by marketing entities to direct product promotion and advertising to that user. We are not aware of any such legislation or regulatory requirements currently in effect in the United States. However, various other countries and political entities, such as the European Economic Community, have adopted these types of legislation or regulatory requirements. The federal and state governments may adopt similar legislation or regulatory requirements. If user privacy concerns are not adequately addressed or if restrictive legislation is adopted in the United States, our business could be seriously harmed and we could experience increased operating losses.

     Our products can use data captured with "cookies" to track demographic information and user preferences. A "cookie" is a bit of information keyed to a specific server, file pathway or directory location that is stored on a computer user's hard drive, possibly without the user's knowledge. Some countries have imposed laws limiting the use of cookies, and a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If laws of this type are passed, our business could be adversely impaired and we could suffer increased operating losses. In addition, Internet users can, if they choose, configure their Web browsers to limit the collection of user data. Should many Internet users choose to limit the collection of user data in this matter, or if major countries or regions adopt legislation or other restrictions on the use of customer data, our software would be less useful to our customers and market acceptance of our products could be adversely impacted.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS COULD BECOME OBSOLETE AND WE COULD LOSE OUR COMPETITIVE ADVANTAGE IN THE MARKET.

     The life cycles of our products are difficult to predict because the markets for our products are characterized by rapid technological change, changing customer needs, frequent new software product introductions and evolving industry standards.

     The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. To be successful, we need to develop and introduce new software products and enhancements to existing products on a timely basis that:

     - keep pace with technological developments and emerging industry standards; and

     - address the increasingly sophisticated needs of our customers.

     In addition, we may:

     - fail to develop and market new products and enhancements to existing products that respond to technological changes or evolving industry standards;

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

     - experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and enhancements to existing products; and

     - fail to develop new products and enhancements to existing products that adequately meet the requirements of the marketplace or achieve market acceptance.

     If any of these events occur, we may be unable to compete successfully in the market for our products and services, and as a result, our business could fail.

THE GROWTH OF THE MARKET FOR OUR PRODUCTS AND SERVICES WOULD BE IMPAIRED IF THE USE OF THE INTERNET AND ELECTRONIC COMMERCE DO NOT GROW AS ANTICIPATED, AND THIRD PARTIES DO NOT CONTINUE TO DEVELOP AND IMPROVE THE INTERNET
INFRASTRUCTURE.

     Our future revenues depend upon the increased acceptance and use of the Internet and other on-line services as a medium of commerce. Rapid growth in the use of the Internet, the Web and on-line services is a recent phenomenon. Acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt or continue to use the Internet and other on-line services as a medium of commerce. Demand and market acceptance for recently-introduced services and products over the Internet are subject to a high level of uncertainty and few proven services and products exist.

     In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

     The growth of the market for our products and services would be impaired if:

     - use of the Internet, the Web and other on-line services does not continue to increase or increases more slowly than expected;

     - the infrastructure for the Internet, the Web and other on-line services does not effectively support expansion that may occur; or

     - the Internet, the Web and other on-line services do not become a viable commercial marketplace, which would inhibit the development of electronic commerce and of the need for our Net Perceptions for E-commerce product.

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES, WHICH COULD SERIOUSLY IMPAIR THE GROWTH OF OUR BUSINESS OR EXPOSE US TO UNANTICIPATED LIABILITIES.

     As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. If enacted, such laws, rules or regulations could limit the market for our products and services. Although many of these regulations may not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal/customer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibitions' scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that such legislation could expose companies involved in Internet commerce to liability, which could limit the growth of Internet commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in Web usage and decrease its acceptance as a communications and commercial medium.

                      RISKS ASSOCIATED WITH THIS OFFERING

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE.

     Our management will have complete discretion in the application of our net proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

PROVISIONS OF OUR CORPORATE CHARTER DOCUMENTS COULD DELAY OR PREVENT A CHANGE OF CONTROL.

     Various provisions of our certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control and make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions, if used by our management, could negatively affect our stock price. See "Description of Capital Stock."

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR SHARES TO DECLINE.

     Upon completion of this offering, we will have 25,994,729 shares of common stock outstanding. Of these shares, 23,777,104 will be transferable without restriction or registration under the Securities Act of 1933, as amended, or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act.

     Shares of common stock held by our directors and officers and some of our stockholders are subject to lock-up agreements between the holders of those shares and the representatives of the underwriters, under which the holders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of their common stock until 90 days after the effective date of this prospectus, subject to limited exceptions. FleetBoston Robertson Stephens Inc. may release stockholders from the lock-up agreement at any time and without notice. Following the expiration of this lock-up period, these shares will become available for immediate resale in the public market subject, in some instances, to vesting restrictions or the volume and other limitations of Rule 144. Resales of a substantial number of shares of our common stock into the public market could cause its price to decline. This is particularly the case because a substantial portion of our outstanding shares of common stock are held by persons who purchased their shares at prices below recent market prices of our stock. For additional information, please refer to the section in this prospectus entitled "Shares Eligible for Future Sale."

YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT.

     The public offering price of our common stock is substantially higher than what the net tangible book value per share of the common stock will be immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $43.531 in the net tangible book value per share of our common stock from the price you pay for our common stock based upon an assumed public offering price of $48.875 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The exercise of outstanding options and warrants may result in further dilution. For additional information, please see the section in this prospectus entitled "Dilution."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - our limited operating history;

     - our estimates for future revenue and profitability;

     - the progress of and delays in our product development;

     - the market for our products and services and the status of our sales and marketing efforts;

     - changes in our product pricing policies;

     - the development of Internet markets;

     - our estimates regarding our capital requirements and our needs for additional financing; and

     - our ability to integrate recently acquired businesses or technologies and our strategy regarding future acquisitions.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $92.0 million from the sale of 2,000,000 shares of common stock offered by us, or $105.9 million if the over-allotment to purchase 300,000 shares granted to the underwriters by us is exercised in full, based on an assumed public offering price of $48.875 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

     The primary purposes of this offering are to obtain additional equity capital, create a larger public float for our common stock, facilitate our future access to public markets and allow for the orderly liquidation of a portion of the investments made by some of our stockholders.

     We expect to use the net proceeds for general corporate purposes, including working capital. In addition, we also may use a portion of the net proceeds for the acquisition of complementary businesses, products or technologies. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "NETP" since April 23, 1999. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              ------      ------
1999
Second Quarter (from April 23, 1999)........................  $35.00      $15.00
Third Quarter...............................................  $23.50      $ 9.75
Fourth Quarter..............................................  $43.13      $14.75

2000
First Quarter (through February 25, 2000)...................  $60.38      $45.31

     On February 25, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $48.875 per share. As of February 15, 2000, there were 214 stockholders of record registered with our transfer agent, Norwest Bank Minnesota, N.A.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our capital stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any, based upon our financial condition, results of operations, capital requirements, general business condition and other factors that the board deems relevant. Therefore, you will not receive any funds without selling your shares.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of Net Perceptions at December 31, 1999;

     - our pro forma capitalization as of December 31, 1999 giving effect to the KD One acquisition; and

     - our pro forma as adjusted capitalization giving effect to the receipt of the estimated net proceeds from the sale by us of 2,000,000 shares of common stock in this offering at an assumed offering price of $48.875 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                   DECEMBER 31, 1999
                                                   -------------------------------------------------
                                                                                        PRO FORMA
                                                     ACTUAL          PRO FORMA         AS ADJUSTED
                                                   -----------      ------------      --------------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Long-term liabilities, less current portion......   $    707          $  1,120           $  1,120
Stockholders' equity:
Preferred stock, $.0001 par value per share,
  5,000,000 shares authorized; no shares issued
  or outstanding actual, pro forma and pro forma
  as adjusted....................................         --                --                 --
Common stock, $.0001 par value per share,
  50,000,000 shares authorized; 22,025,716 shares
  issued and outstanding actual; 23,994,729
  shares issued and outstanding pro forma;
  25,994,729 shares issued and outstanding pro
  forma as adjusted..............................          2                 2                  2
Additional paid-in capital.......................     71,231           187,207            279,170
Accumulated other comprehensive loss.............        (89)              (89)               (89)
Accumulated deficit..............................    (22,756)          (22,756)           (22,756)
                                                    --------          --------           --------
     Total stockholders' equity..................     48,388           164,364            256,327
                                                    --------          --------           --------
     Total capitalization........................   $ 49,095          $165,484           $257,447
                                                    ========          ========           ========

     This table excludes, as of December 31, 1999:

     - 2,548,766 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans, at a weighted average exercise price of $8.04 per share;

     - 1,035,578 shares of common stock reserved for grant of future options under our stock option plans and 957,616 shares of common stock reserved for issuance under our Employee Stock Purchase Plan; and

     - options to purchase up to 36,000 shares of common stock that we may grant to a business partner.

     As of February 1, 2000, we had granted options to purchase an additional 280,000 shares of common stock. On February 14, 2000, in connection with the KD One acquisition, we also assumed all outstanding options to purchase KD One common stock. We have reserved 268,914 shares of our common stock for issuance upon the exercise of these options, at a weighted average exercise price of $1.30 per share.

                                    DILUTION

     On a pro forma basis as of December 31, 1999, giving effect to the acquisition of KD One, the net tangible book value of our common stock was $46,964,000, or approximately $1.957 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 23,994,729 shares of common stock outstanding.

     Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $48.875 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value would have been approximately $138,927,000, or $5.344 per share. This represents an immediate increase in pro forma net tangible book value of $3.387 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $43.531 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution.

Assumed public offering price per share.....................            $48.875
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $1.957
  Increase per share attributable to new investors..........   3.387
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................              5.344
                                                                        -------
Pro forma net tangible book value dilution per share to new
  investors.................................................            $43.531
                                                                        =======

     This information excludes options for the purchase of 2,548,766 shares of common stock, at a weighted average exercise price of $8.04 per share, outstanding as of December 31, 1999 under stock option plans. As of February 1, 2000, we had granted options to purchase an additional 280,000 shares of common stock. On February 14, 2000, in connection with the KD One acquisition, we also assumed all outstanding options to purchase KD One common stock. We have reserved 268,914 shares of our common stock for issuance upon the exercise of these options, at a weighted average exercise price of $1.30 per share. We also have reserved 36,000 shares of common stock for issuance under options that we may grant to a business partner. To the extent outstanding options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     In the tables below we provide you with selected historical financial data of Net Perceptions, which should be read in conjunction with the financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The statement of operations data for each of the three years in the period ended December 31, 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from July 3, 1996 (inception) to December 31, 1996, and the balance sheet data at December 31, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The pro forma financial information reflects the acquisition of KD One and is derived from the unaudited pro forma combined financial statements and should be read in conjunction with those pro forma financial statements and notes thereto, which are included elsewhere in this prospectus.

                                                               PERIOD FROM              YEAR ENDED DECEMBER 31,
                                                               JULY 3, 1996    ------------------------------------------
                                                              (INCEPTION) TO                                1999
                                                               DECEMBER 31,                        ----------------------
                                                                   1996         1997      1998      ACTUAL     PRO FORMA
                                                              --------------   -------   -------   --------   -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)(UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product...................................................     $    --       $   284   $ 3,955   $ 11,408    $  12,326
  Service and maintenance...................................           4            33       522      3,721        6,318
                                                                 -------       -------   -------   --------    ---------
    Total revenues..........................................           4           317     4,477     15,129       18,644
                                                                 -------       -------   -------   --------    ---------
Cost of revenues:
  Product...................................................          --            14        52        286          935
  Service and maintenance...................................           2            30       373      2,735        4,914
                                                                 -------       -------   -------   --------    ---------
    Total cost of revenues..................................           2            44       425      3,021        5,849
                                                                 -------       -------   -------   --------    ---------
Gross margin................................................           2           273     4,052     12,108       12,795
                                                                 -------       -------   -------   --------    ---------
Operating expenses:
  Sales and marketing.......................................         454         3,063     4,980     12,099       15,421
  Research and development..................................         378         1,372     2,314      8,194       11,174
  General and administrative................................         210           585     1,424      3,725        5,887
  Stock compensation expense................................          --            --       366      1,495        1,805
  Amortization of intangibles...............................          --            --        --         --       30,017
                                                                 -------       -------   -------   --------    ---------
    Total operating expenses................................       1,042         5,020     9,084     25,513       64,304
                                                                 -------       -------   -------   --------    ---------
Loss from operations........................................      (1,040)       (4,747)   (5,032)   (13,405)     (51,509)
Other income, net...........................................          13            25        64      1,366        1,286
                                                                 -------       -------   -------   --------    ---------
Net loss....................................................     $(1,027)      $(4,722)  $(4,968)  $(12,039)   $ (50,223)
                                                                 =======       =======   =======   ========    =========
Basic and diluted net loss per common share.................     $ (3.40)      $ (3.01)  $ (1.40)  $  (0.78)   $   (2.91)
                                                                 =======       =======   =======   ========    =========
Shares used in computing basic and diluted net loss per
  share(1)..................................................         302         1,569     3,546     15,402       17,274
                                                                 =======       =======   =======   ========    =========
Pro forma basic and diluted net loss per share..............                                       $  (0.64)   $   (2.42)
                                                                                                   ========    =========
Shares used in computing pro forma basic and diluted net
  loss per share(1).........................................                                         18,851       20,723
                                                                                                   ========    =========

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                                                     1999
                                                                                            ----------------------
                                                               1996      1997      1998     ACTUAL      PRO FORMA
                                                              ------    ------    ------    -------    -----------
                                                                                                       (UNAUDITED)
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $3,821    $4,846    $  972    $36,854     $ 37,935
Working capital.............................................   3,554     4,442       468     37,372       35,675
Total assets................................................   4,099     5,575     5,637     58,748      180,135
Long-term liabilities, net of current portion...............      87       345       538        707        1,120
Total stockholders' equity..................................   2,950     3,879       421     48,388      164,364

-------------------------
(1) See Note 2 of the notes to Net Perceptions' financial statements for an explanation of the methods used to determine the number of shares used in computing net loss per share data.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements, pro forma combined financial information and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ substantially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Net Perceptions is a leading provider of real time personalization and precision marketing software solutions for Internet and multi-channel retailers. Our solutions are designed to help retailers understand customers individually, optimize product assortments, prices and inventories and offer the right product to the right customer at the right price.

     Through December 31, 1999, we focused on providing solutions to electronic commerce retailers, and most of our product revenues through December 31, 1999 were attributable to our Net Perceptions for E-commerce product. In 1999, we expanded our product suite by introducing new applications for Internet sales channels and other markets, including Net Perceptions for Marketing Campaigns, Net Perceptions for Call Centers and Net Perceptions for Knowledge Management. In addition, in 1999, we introduced the Net Perceptions Recommendation Engine, which is a product designed for original equipment manufacturers.

     We incorporated in Delaware in July 1996 and shipped our initial product in January 1997. In the period from our inception through 1999, we expanded our organization by hiring personnel in key areas, particularly marketing, sales and research and development. We grew from 34 employees at December 31, 1997, to 70 employees at December 31, 1998 and to 213 employees at December 31, 1999.

     Prior to the third quarter of 1999, substantially all of our product revenues were attributable to Net Perceptions for E-commerce and the Net Perceptions Recommendation Engine and their predecessor products. In the third quarter of 1999, we recognized initial product revenues from our Net Perceptions for Call Centers and Net Perceptions for Knowledge Management products. In 2000, we expect to recognize initial product revenues from Net Perceptions for Marketing Campaigns, although we anticipate Net Perceptions for E-commerce to continue to account for a substantial portion of our revenues in this period.

     We sell our products and services worldwide through a direct sales force, original equipment manufacturers and resellers. Sales derived through indirect channels accounted for approximately 12% of our total revenues in 1999 and 8% in 1998. We are seeking to increase sales derived through indirect channels as a percentage of total revenues. Sales through indirect channels have lower average selling prices and gross margins than direct sales. As a result, we expect that our gross margins on product sales will decline if sales through indirect channels increase.

     We license our products under various pricing plans, such as per stored profile, per user, per e-mail, per CPU, per site and per enterprise. We grant licenses on both a term and perpetual basis. License fees for our products range from $50,000 to several hundred thousand dollars. The price of our annual maintenance contracts is based on a percentage of the related product license price and is generally paid in advance. Professional service fees for implementation and training are generally priced on a per hour or per class basis.

     We recognize revenues in accordance with the Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of Statement of Position 97-2." We derive revenues from software licenses, software maintenance and professional services. Maintenance includes telephone and Web-based technical support, bug fixes and rights to unspecified upgrades on a when-and-if available basis. Professional services include implementation, training and consulting. In software arrangements that include rights to multiple software products, specified upgrades, maintenance or services, we allocate the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence. In software arrangements in which we do not have vendor-specific objective evidence, we defer revenue until the earlier of when vendor-specific objective evidence is determined for all elements or when all elements have been delivered. We recognize revenues from license fees when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant company obligations with regard to implementation remain, the fee is fixed or determinable and collection is probable. If the fee due from the customer is not fixed or determinable, we recognize revenues as payments become due from the customer. If we do not consider collection to be probable, then we recognize revenues when the fee is collected. We recognize revenues allocable to maintenance on a straight-line basis over the periods in which it is provided. We evaluate arrangements that include professional services to determine whether those services are essential to the functionality of other elements of the arrangement. When professional services are considered essential, we recognize revenues from the arrangement using contract accounting, generally on a percentage of completion basis. When we do not consider the professional services to be essential, we recognize the revenues allocable to the services as they are performed.

     We have sustained losses on a quarterly and an annual basis since inception. As of December 31, 1999, we had an accumulated deficit of $22.8 million. Our net loss was $12.0 million in 1999, $5.0 million in 1998 and $4.7 million in 1997. These losses resulted from significant costs incurred in the development and sale of our products and services. We expect to experience significant increases in our operating expenses for the foreseeable future, particularly research and development and sales and marketing expenses. Accordingly, we anticipate that our operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. We also expect to incur additional losses and continued negative cash flow from operations for the foreseeable future, and these losses may increase significantly from current levels. We do not expect to achieve profitability in 2000 or 2001.

     Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early stage of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties. We have experienced significant percentage growth in revenues in recent periods; however, we do not believe that prior growth rates are sustainable or indicative of future growth rates.

THE KD ONE ACQUISITION

     We acquired Knowledge Discovery One, Inc. in February 2000, as a result of which KD One is now our wholly owned subsidiary. In connection with the transaction, we acquired all of the outstanding shares of KD One in exchange for 1,969,013 shares of our common stock. In addition, options of KD One were converted into options to purchase approximately 268,914 shares of our common stock.

     KD One was incorporated in Delaware in December 1996 and was in development stage from inception through December 1997. KD One shipped its first products in May 1998. KD One had total revenues of $3.5 million in 1999 and $3.2 million in 1998. KD One's cost of revenues increased to $2.8 million in 1999 from $2.0 million in 1998, and its operating expenses increased to $8.8 million in 1999 from $5.7 million in 1998. As of December 31, 1999, KD One had accumulated net losses, excluding accretion on redeemable convertible preferred stock, of $16.2 million since inception. KD One grew to 51 employees as of December 31, 1999 from 38 employees as of December 31, 1998.

     We expect to incur additional expenses across all departments to build and integrate our direct sales force and our professional service organization, increase our indirect sales activities, increase our investment in the development of technology and expand general and administrative infrastructure. We expect that these investments will cause all operating expense categories to increase in absolute dollars and could result in an increase in expense categories as a percentage of revenues. In addition, this expansion will place significant demands on our management and operational resources.

     We will account for the KD One acquisition using the purchase method of accounting. Under the purchase method, the purchase price of KD One will be allocated to the assets and liabilities that we acquired from KD One. As a result, we will record non-cash charges against our future operating results, which will adversely affect our reported financial results. If we had completed the acquisition on December 31, 1999, we would have recorded approximately $117.4 million in goodwill and other intangible assets in connection with the acquisition. We would have recorded an amortization expense of $26.2 million in 2000, $30.0 million in 2001, $30.0 million in 2002, $30.0 million in 2003 and
$1.2 million in the first quarter of 2004. The actual amount of goodwill and other intangible assets will be higher due to KD One's net losses between December 31, 1999 and the closing of the acquisition on February 14, 2000.

RESULTS OF OPERATIONS

     The following table sets forth certain items in our statement of operations expressed as a percentage of total revenues for the periods indicated:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1997     1998    1999
                                                              ------    ----    ----
Revenues:
  Product...................................................      90%     88%    75%
  Service and maintenance...................................      10      12     25
                                                              ------    ----    ---
     Total revenues.........................................     100     100    100
Cost of revenues:
  Product...................................................       4       1      2
  Service and maintenance...................................      10       8     18
                                                              ------    ----    ---
     Total cost of revenues.................................      14       9     20
                                                              ------    ----    ---
Gross margin................................................      86      91     80
Operating expenses:
  Sales and marketing.......................................     966     111     80
  Research and development..................................     433      52     54
  General and administrative................................     185      32     25
  Stock compensation expense................................      --       8     10
                                                              ------    ----    ---
     Total operating expenses...............................   1,584     203    169
                                                              ------    ----    ---
Loss from operations........................................  (1,498)   (112)   (89)
Other income, net...........................................       8       1      9
                                                              ------    ----    ---
Net loss....................................................  (1,490)%  (111)%  (80)%
                                                              ======    ====    ===

RESULTS OF OPERATIONS FOR 1999, 1998 AND 1997

REVENUES

     Our revenues increased 238% to $15.1 million in 1999, from $4.5 million in 1998. During 1997, our software products were in the early stages of development and total revenues were $317,000, consisting principally of product revenues. The increase in total revenues is primarily the result of increased sales of our cornerstone product, Net Perceptions for E-commerce. Revenues from our Net Perceptions Recommendation Engine and the introduction in 1999 of two new products, Net Perceptions for Call Centers and Net Perceptions for Knowledge Management, also contributed to the increase in total revenues.

     Revenues from United States sales were $12.7 million in 1999, $3.9 million in 1998 and $232,000 in 1997, or 84% of total revenues in 1999, 87% in 1998 and
73% in 1997. Revenues from international sales were $2.4 million in 1999, $600,000 in 1998 and $85,000 in 1997, representing 16% of total revenues in 1999, 13% in 1998 and 27% in 1997. The majority of international sales to date were made in Europe and Asia by our direct sales force located in the United States and the United Kingdom. International sales are generally denominated in United States dollars. Purchases by one customer represented 11% of our revenues in 1999. During 1998, no single customer accounted for 10% or more of total revenues. During 1997, two customers accounted for approximately 22% and 19% of total revenues. We do not expect any single customer to account for 10% or more of total revenues in 2000.

     Product revenues. Product revenues increased 188% to $11.4 million in 1999 from $4.0 million in 1998. We currently derive the majority of our product revenues from our Net Perceptions for E-commerce product. The growth of revenues in absolute dollars is attributable to an increase in the average size of license transactions recognized during the year, increased sales and marketing efforts, specifically the expansion of our direct sales force, and increased sales of our products. Product revenues from United States sales increased 178% to $9.6 million in 1999 from $3.4 million in 1998, representing 84% of total product revenues in 1999 and 87% in 1998. Product revenues from international sales increased to $1.8 million in 1999, from $507,000 in 1998, or 16% of total product revenues in 1999 and 13% in 1998. We anticipate that revenues from product licenses will continue to represent a majority of our revenues in the foreseeable future. In addition, we expect that prior percentage growth rates of our product revenues will not be sustainable in the future.

     Service and maintenance revenues. Service and maintenance revenues consist primarily of professional and maintenance services. Our professional service revenues include business consulting, implementation support and educational services and are generally offered on a time and material basis. Maintenance revenues are generally derived from annual service agreements and are recognized ratably over the period of the agreement. Total service and maintenance revenues increased 613% to $3.7 million in 1999 from $522,000 in 1998. Service and maintenance revenues were 25% of total revenues in 1999 and 12% in 1998. During 1997, our company was in the early stages of development and our service and maintenance revenues were $33,000.

     Professional service revenues increased 750% to $2.3 million in 1999 from $274,000 in 1998. Professional service revenues were nominal in 1997. Professional service revenues were 63% of total service and maintenance revenues in 1999, 52% in 1998 and 27% in 1997. The increase in professional service revenues in 1999 is a result of higher business volumes and additional personnel in our professional services group. Our professional service revenues as a percentage of total revenues may decline to the extent our strategy of developing alliances with systems integrators continues to expand.

     Maintenance revenues increased 461% to $1.4 million in 1999 from $248,000 in 1998. Maintenance revenues were nominal in 1997. Maintenance revenues were 37% of total service and maintenance revenues in 1999, 48% in 1998 and 73% in 1997. The increase in maintenance revenues is a result of expanded software sales and corresponding maintenance fees relating to a larger installed base of software licenses. We expect our maintenance revenues to increase as a percentage of total revenues in 1999 to the extent our installed license base grows. Our maintenance revenues as a percentage of total revenues may continue to increase as the installed license base increases.

COST OF REVENUES

     Cost of product revenues. Cost of product revenues consists primarily of the cost of royalties paid to third-party vendors, product media and duplication, manuals, packaging materials and shipping expenses. Cost of product revenues increased 450% to $286,000 in 1999 from $52,000 for 1998, representing 3% and 1% of the related product revenues. Cost of product revenues was $14,000 in 1997. The increase in cost of product revenues as a percentage of total product revenues from 1998 to 1999 is attributable to increased royalties payable to vendors. The increase in absolute dollar amount of cost of product revenues was due to higher volumes of product shipped. Because all development costs incurred in the research and development of new software products and enhancements to existing software products have been expensed as incurred, cost of product revenues includes no amortization of capitalized software development costs. We believe that the cost of product revenues will increase in dollar amounts and as a percentage of product revenues in the future.

     Cost of service and maintenance revenues. Cost of service and maintenance revenues consists primarily of personnel-related costs incurred in providing telephone and Web-based support, professional and educational services to customers. Cost of service and maintenance revenues increased 633% to $2.7 million in 1999, from $373,000 in 1998, representing 74% and 71% of the related services and maintenance revenues. Cost of service and maintenance revenues was $30,000 in 1997. The increase in cost of services and maintenance revenues in absolute dollars and as a percentage of revenues is due primarily to recruiting and training costs associated with increased personnel in our service organization, as well as to increased costs for third-party contractors used to staff consulting engagements. We believe that the cost of service and maintenance revenues will increase in dollar amounts in the future as we expand our service capacity to meet anticipated demand. In addition, cost of service and maintenance revenues may vary significantly from quarter to quarter depending upon the mix of services that we provide and the utilization rate of our service personnel.

OPERATING EXPENSES

     Sales and marketing. Sales and marketing expenses consist primarily of salaries, other employee related costs, commissions and other incentive compensation, travel and entertainment and expenditures for marketing programs such as collateral materials, trade shows, public relations and creative services. Sales and marketing expenses were $12.1 million in 1999, $5.0 million in 1998 and $3.1 million in 1997. Sales and marketing expenses increased 143% from 1998 to 1999, and 63% from 1997 to 1998. Sales and marketing expenses were 80% of total revenues in 1999, 111% in 1998 and 966% in 1997. The overall increase in sales and marketing expenses in absolute dollar amounts reflects the cost of hiring additional sales and marketing personnel, developing and expanding our sales and distribution channels, deploying new products and expanding promotional activities. We believe that sales and marketing expenses will continue to increase in absolute dollar amounts in the future as we continue to expand our direct sales and marketing efforts for all of our product lines.

     Research and development. Research and development expenses consist primarily of salaries, other employee related costs and consulting fees relating to the development of our products. Research and development expenses were $8.2 million in 1999, $2.3 million in 1998 and $1.4 million in 1997. Research and development expenses increased 254% from 1998 to 1999 and 69% from 1997 to 1998. Research and development expenses were 54% of total revenues in 1999, 52% in 1998 and

433% in 1997. The increase in research and development expenses in absolute dollars is primarily due to the cost of hiring additional research and development personnel for the enhancement of existing products and the development of new products. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, expect research and development expenses to increase in absolute dollars in future periods.

     General and administrative. General and administrative expenses consist primarily of salaries, other employee related costs and professional service fees. General and administrative expenses were $3.7 million in 1999, $1.4 million in 1998 and $585,000 in 1997. General and administrative expenses increased 162% from 1998 to 1999, and 143% from 1997 to 1998. General and administrative expenses were 25% of total revenues in 1999, 32% in 1998 and 185% in 1997. The overall increase in general and administrative expenses in absolute dollar amounts reflects the cost of hiring additional general and administrative personnel, increased professional fees, additional provision for doubtful accounts and additional infrastructure to support our expanded operations. We expect to continue to add administrative staff to support broadened operations. As a result, general and administrative expenses will increase in absolute dollar amounts in the future.

     Stock compensation. Compensation charges related to granted stock options were $1.5 million in 1999 and $366,000 in 1998. There were no compensation charges related to stock options granted in 1997. These amounts represent the difference between the exercise price of certain stock option grants and the deemed fair value of the common stock at the time of the grants. Stock compensation expense is recognized over the vesting period of the options, which is generally four years. As a result, the recognition of stock compensation will impact our reported results of operations through early 2003.

     Other income, net. Other income, net consists of interest income, interest expense, equity losses of a joint venture and other expense and was $1.4 million in 1999, $64,000 in 1998 and $25,000 in 1997. Other income, net increased substantially in 1999 due to interest income on the proceeds from our initial public offering in April 1999.

PROVISION FOR INCOME TAXES

     As of December 31, 1999, we had net operating loss carryforwards of approximately $18.1 million available to reduce future taxable income expiring at various dates beginning in 2011. In addition, as of December 31, 1999, we had $140,000 of tax credit carryforwards expiring at various dates beginning in 2011. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit in the future the amount of net operating loss and tax credit carryforwards that could be utilized annually to offset future taxable income.

     We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the realization of the future tax benefit is presently not likely.

SELECTED CONSOLIDATED QUARTERLY OPERATING RESULTS

     The following table sets forth our unaudited statement of operations data for the eight quarters ended December 31, 1999, as well as the percentage of our total revenues represented by each item. This information has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus. You should not draw any conclusions from the operating results for any quarter.

                                                                             QUARTER ENDED
                                       -----------------------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1998        1998       1998        1998       1999        1999       1999        1999
                                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                            (IN THOUSANDS AND AS A PERCENTAGE OF REVENUES)
                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product............................   $  617     $   889     $   993    $ 1,456     $ 1,561    $ 2,104     $ 3,035    $ 4,708
  Service and maintenance............       53         100         163        206         334        710       1,079      1,598
                                        ------     -------     -------    -------     -------    -------     -------    -------
    Total revenues...................      670         989       1,156      1,662       1,895      2,814       4,114      6,306
Cost of revenues:
  Product............................        6           9          10         27          36         59          32        159
  Service and maintenance............       35          65         106        167         313        491         782      1,149
                                        ------     -------     -------    -------     -------    -------     -------    -------
    Total cost of revenues...........       41          74         116        194         349        550         814      1,308
                                        ------     -------     -------    -------     -------    -------     -------    -------
Gross margin.........................      629         915       1,040      1,468       1,546      2,264       3,300      4,998
Operating expenses:
  Sales and marketing................      933       1,106       1,145      1,795       1,737      2,558       3,275      4,529
  Research and development...........      367         507         607        834       1,536      2,033       2,270      2,355
  General and administrative.........      226         293         383        522         574        813       1,169      1,169
  Stock compensation expense.........        7          59         112        188         503        364         339        289
                                        ------     -------     -------    -------     -------    -------     -------    -------
    Total operating expenses.........    1,533       1,965       2,247      3,339       4,350      5,768       7,053      8,342
                                        ------     -------     -------    -------     -------    -------     -------    -------
Loss from operations.................     (904)     (1,050)     (1,207)    (1,871)     (2,804)    (3,504)     (3,753)    (3,344)
Other income, net....................       28          38          24        (26)        (72)       381         735        322
                                        ------     -------     -------    -------     -------    -------     -------    -------
Net loss.............................   $ (876)    $(1,012)    $(1,183)   $(1,897)    $(2,876)   $(3,123)    $(3,018)   $(3,022)
                                        ======     =======     =======    =======     =======    =======     =======    =======
PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Product............................       92%         90%         86%        88%         82%        75%         74%        75%
  Service and maintenance............        8          10          14         12          18         25          26         25
                                        ------     -------     -------    -------     -------    -------     -------    -------
    Total revenues...................      100         100         100        100         100        100         100        100
Cost of revenues:
  Product............................        1           1           1          2           2          2           1          3
  Service and maintenance............        5           7           9         10          16         18          19         18
                                        ------     -------     -------    -------     -------    -------     -------    -------
    Total cost of revenues...........        6           8          10         12          18         20          20         21
                                        ------     -------     -------    -------     -------    -------     -------    -------
Gross margin.........................       94          92          90         88          82         80          80         79
Operating expenses:
  Sales and marketing................      139         112          99        108          92         91          80         72
  Research and development...........       55          51          53         50          81         72          55         37
  General and administrative.........       34          30          33         32          30         29          28         18
  Stock compensation expense.........        1           6          10         11          27         13           8          5
                                        ------     -------     -------    -------     -------    -------     -------    -------
    Total operating expenses.........      229         199         195        201         230        205         171        132
                                        ------     -------     -------    -------     -------    -------     -------    -------
Loss from operations.................     (135)       (107)       (105)      (113)       (148)      (125)        (91)       (53)
Other income, net....................        4           4           2         (2)         (4)        14          18          5
                                        ------     -------     -------    -------     -------    -------     -------    -------
Net loss.............................     (131)%      (103)%      (103)%     (115)%      (152)%     (111)%       (73)%      (48)%
                                        ======     =======     =======    =======     =======    =======     =======    =======

     We expect to experience significant fluctuations in our quarterly operating results in the future and therefore, we will continue to have difficulty providing an accurate forecast of our quarterly revenues and operating results. We believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as any indication of future performance. It is likely that the our operating results in one or more future quarters may be below the expectations of securities analysts and investors. In that event, the trading price of our common stock would almost certainly decline.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through the sale of equity securities, and to a lesser extent, loans and capital equipment leases. At December 31, 1999, we had $36.9 million of cash, cash equivalents and short-term investments, compared to $972,000 at December 31, 1998. Cash used in operations was $10.2 million in 1999, $4.4 million in 1998 and $4.6 million in 1997. Cash used in operations resulted primarily from net losses and increases in our accounts receivable, offset in part by the growth in accrued liabilities, deferred revenues and non-cash expenses, including depreciation and stock compensation.

     We used $30.8 million net cash in investing activities in 1999 and $1.7 million in 1997. In 1998, net cash provided by investing activities was $3.0 million. Our investing activities consisted primarily of purchases and sales of marketable securities and property and equipment. To date, we have not invested in financial instruments that involve a high level of complexity or risk. We expect that, in the future, cash in excess of current requirements will be invested in investment grade, interest bearing securities.

     Net cash provided by financing activities was $57.5 million in 1999, $1.0 million in 1998 and $5.6 million in 1997. Financing activities consisted primarily of the sale of our common and preferred stock. On April 28, 1999, we completed an initial public offering, selling 3,650,000 shares of common stock at a price of $14 per share, raising a total of $46.1 million in net proceeds after payment of underwriting discounts and commissions and offering expenses. In May 1999, the underwriters of our initial public offering exercised their right to purchase additional shares of common stock to cover over-allotments. Accordingly, we sold 547,500 additional shares of common stock, generating an additional $7.1 million in net proceeds after payment of underwriting discounts and commissions and estimated offering expenses. Including the over-allotment shares, we sold a total of 4,197,500 shares of common stock in our initial public offering, raising a total of $53.2 million net of underwriting discounts and commissions and estimated offering expenses.

     Capital expenditures were $4.6 million in 1999, $914,000 in 1998 and $414,000 in 1997. Our capital expenditures consisted of leasehold improvements and purchases of property and equipment, primarily computer equipment and software, for our growing employee base. From inception through 1998, we generally funded the purchase of property and equipment with capital leases. During 1999, we purchased property and equipment with cash balances. We expect that the rate of purchases of property and equipment will continue to increase in the future as our employee base grows.

     We have also used loans and leases to partially finance our operations. At December 31, 1999, we had $853,000 in current and noncurrent loans, including current and noncurrent lease obligations. Included in the amounts above are installment loans with a third-party financing source that are secured by the equipment financed by the third party. The loans bear interest at rates between 15.9% and 16.8% and mature between November 2000 and July 2002. The total amount outstanding under these loans as of December 31, 1999 was approximately $534,000. At December 31, 1999, we also had noncancellable operating leases for office space of approximately $5.8 million which are payable through 2010.

     Although we have no material long-term commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We intend to fund the intended increase in expenses and capital expenditures through the proceeds of this offering, together with existing cash, cash equivalents and short-term investments, and believe that these funds will be sufficient to meet our working capital needs for at least the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion of our sales force, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. If we seek to raise additional funds, we may not be able to obtain funds on terms which are favorable or otherwise acceptable to us. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced.

YEAR 2000 ISSUES

     "Year 2000 issues" refer generally to the problems that some software and hardware may have in determining the correct century for the year. For example, software with date-sensitive functions that is not year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000 or recognize the year 2000 as a leap year, which may result in failures or the creation of erroneous results.

     We designed our current products to be year 2000 compliant when configured and used in accordance with the related documentation, provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are year 2000 compliant. We have sought assurances from our vendors that the hardware and software we have obtained from third parties is year 2000 compliant. In addition, we have assessed our material internal information technology systems and non-information technology systems for year 2000 compliance. Based upon these assurances and assessments, we do not expect to incur material costs related to year 2000-related issues. To date, we have not experienced any problems or failures with our products or internal systems associated with year 2000-related issues. However, we may experience significant unanticipated problems and costs caused by undetected year 2000 problems, or problems with KD One's products or internal systems.

MARKET RISK

     Through December 31, 1999, substantially all of our recognized revenues were denominated in United States dollars and primarily from customers in the United States, and our exposure to foreign currency exchange rate changes has been immaterial. We expect, however, that future product license and service revenues may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of certain currencies in relation to the United States dollar. Furthermore, to the extent that we engage in international sales denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, exchange rate fluctuations may adversely affect our financial results in the future.

     Our exposure to market risk is otherwise limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities issued by corporations. We place our investments with high-quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Financial Accounting Standards Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Financial Accounting Standards Statement No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We will be required to adopt Financial Accounting Standards Statement No. 133 for our year ending December 31, 2001. However, because we do not utilize derivative financial instruments, we do not believe the impact of Financial Accounting Standards Statement No. 133 will be material to our consolidated financial position or results of operations.

     In January 1999, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of Statement of Position 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Statement of Position 98-9 requires use of the residual method for recognition of revenue when vendor-specific objective evidence exists for undelivered elements but does not exist for delivered elements of a software arrangement. We will be required to comply with the provisions of Statement of Position 98-9 for transactions entered into beginning January 1, 2000. The adoption of Statement of Position 98-9 is not expected to have a material impact on our financial position or operating results.

                                    BUSINESS

INTRODUCTION

     Net Perceptions is a leading provider of real time personalization and precision marketing software solutions for Internet and multi-channel retailers. Our solutions are designed to help retailers understand customers individually, optimize product assortments, prices and inventories and offer the right product to the right customer at the right price.

     We design our solutions to benefit retailers by converting browsers into buyers, increasing cross-sell and up-sell success rates and enhancing overall customer satisfaction and customer loyalty. In addition, we help retailers reduce customer acquisition and retention costs, improve advertising effectiveness, optimize in-store and on-line retail floor space and improve customer service. Our customers currently include major Internet and multi-channel retailers such as Art.com, Bertelsmann, CDNow, Egghead.com, eToys.com, Fingerhut, Hudson's Bay Company, J.C. Penney, Procter & Gamble, Tower Records and Walgreens.

     Using sophisticated, proprietary analytical techniques, our solutions analyze and report on past and current customer behavior, including purchase history, stated preferences and Internet browsing behavior. Our solutions also provide analysis of item placement and item price effectiveness in advertisements, typical item purchase combinations, segmentation of customers based on purchasing and demographic data and customer-specific and product-specific profitability reporting. We base our solutions on a distributed architecture that is flexible enough to integrate with our customers' new or existing systems, including website, call center, marketing campaign management and point of sale software.

INDUSTRY BACKGROUND

Internet impact on retail marketing

     The Internet has had a significant effect on retail marketing. By shopping on-line, or even just browsing websites, consumers now have more control over where and when they shop, what products are available and at what price, and how and when items are picked up or delivered. As a result, retailers are seeking new and better ways to acquire, retain and satisfy customers while continuing to pursue increased revenues and profits.

     We believe that the relationship between a retailer and a customer has a direct impact on the vitality of a business. In an on-line shopping environment, a buyer-seller relationship must be developed without any face-to-face interaction. We believe this relationship can be enhanced by personalization technologies. Personalization technologies are systems and applications designed to create an individualized shopping experience for each customer. Personalization can occur on the Internet each time a customer interacts with a retailer. The retailer can observe and record customer data on its website and solicit preference information. These data can be processed using personalization technologies to generate an understanding of the customer's interests and recommend appropriate products, services and information.

Real time personalization

     Instead of planning sales activities in aggregate across a large market such as a geographic area or income level, many retailers now seek to distinguish themselves by satisfying the unique needs of individual customers through personalized marketing efforts. These personalized marketing techniques use customer databases, computer technology and interactive communications to help customers find the products they want to purchase, thereby increasing the number of products sold and generating repeat sales. Personalized marketing enables retailers to manage individual customers in addition to products, sales channels and marketing programs.

     To be effective, personalized marketing solutions must be automated and deliver customer responses instantaneously, or in "real time," across large customer populations. Real time personalization enables a retailer to learn a customer's preferences during each interaction and immediately adjust the marketing message based on the information received. We believe real time personalization is essential in any interactive shopping context, including the Web, call centers, in-store kiosks, point of sale terminals and wireless devices.

     Real time personalization for electronic commerce. The Internet is an interactive communications and commerce medium through which retailers can implement personalized marketing across large customer populations. Real time personalization allows an on-line business to develop an individual connection with each customer while serving thousands of customers simultaneously. With the size and tremendous growth of electronic commerce, the opportunity for personalized marketing on the Internet is potentially large. International Data Corporation estimates that the amount of Internet commerce spending worldwide will increase from $111 billion in 1999 to over $1.3 trillion in 2003.

     Real time personalization across multiple touch-points. A touch-point is a point of contact between a retailer and a customer, such as a retail store, website, call center, in-store kiosk, wireless device or outbound marketing campaign. Retailers that interact with customers through multiple touch-points have the opportunity to apply information obtained from a customer interaction at one touch-point, such as a call center purchase, to interactions at other touch-points, such as on-line shopping.

     For example, retailers can personalize customer contacts at each touch-point by knowing a customer's purchasing history, product and style preferences and other information solicited during interactions. In inbound call centers, personalization software can prompt the sales agent to recommend additional products to the customer based on information from other interactions. In outbound call centers, e-mail campaigns or other outbound marketing campaigns, personalization software can recommend specific customers that are likely to be interested in a particular product offering based on information from other interactions.

     We believe those retailers that are the most successful in learning from all of their touch-point interactions will build the strongest relationships with their customers. To enable this learning, retailers need an effective means of sharing customer information across multiple touch-points.

Precision marketing

     Retailers can also use customer data to more effectively advertise, merchandise, price and market their products. Traditionally, retailers have collected customer data through the use of various sales, support and financial enterprise software systems. Analysis of these data could help retailers to better understand customer purchasing patterns, thereby enabling them to market more effectively to individual customers and customer segments. However, the technologies historically available to analyze this tremendous volume of information were highly complex and required very specialized skills to deploy. As a result, retailers have experienced difficulty in managing large amounts of customer data obtained from multiple sources and using the data effectively.

The opportunity

     Traditional marketing techniques have not been able to maximize the full potential of real time personalization and precision marketing. These techniques have been unable to automatically learn from customers or to deliver recommendations in real time. Traditional marketing techniques also

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

have failed to effectively collect, analyze and report on large amounts of customer data collected from multiple sources. A real time personalization and precision marketing solution must enable retailers to leverage the information received from all customer interactions to serve each individual customer in a consistent and improved manner regardless of the touch-points the customer chooses to employ.

     Realizing the potential of real time personalization and precision marketing requires new solutions that:

     - deliver recommendations in real time;

     - span multiple customer touch-points;

     - provide a measurable economic return to retailers;

     - integrate easily with existing software systems; and

     - satisfy the volume requirements of the largest Internet and multi-channel retailers.

THE NET PERCEPTIONS SOLUTION

     Net Perceptions is a leading provider of real time personalization and precision marketing software solutions for Internet and multi-channel retailers. We believe that retailers who implement our solutions can achieve the following results:

     - More customers. Because retailers are able to present the products that customers are most likely to purchase, more customers may make purchases.

     - More products per order. Retailers are able to increase sales per order by offering each customer complementary products, known as cross-selling, and higher-margin products, known as up-selling, that are attractive to that particular customer.

     - Stronger customer relationships. By creating compelling, personalized experiences for each customer using our solutions, a retailer can make customers feel as if they are known personally by the retailer. We believe that if a customer feels that he or she receives personalized service, he or she is more likely to come back to that retailer for future purchases.

     - More effective advertising. Retailers can analyze customer preferences and consumer buying patterns to produce the most effective layout location and price for each item in accurate recommendations for newspaper advertising circulars.

     - Optimized physical and electronic real estate. Retailers can use our technology to analyze data to improve website layout and product mix. Our solutions can also predict optimum product mixes on a store-by-store basis, maximizing shelf and floor space dedicated to items most likely to sell while limiting store space dedicated to lower profit and lower volume items.

     Our solutions enable effective real time personalization and precision marketing by analyzing past and current customer behavior, including purchase history, stated preferences, demographic information and Internet browsing behavior. Our solutions use proprietary technology to predict the merchandise or information a customer would be most interested in purchasing or viewing.

     Our solutions:

     - Deliver recommendations in real time. We design our solutions to meet the real time requirements of large websites, call centers and retail stores by delivering personalized recommendations during customer interactions in less than a second. We believe that the

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

       response time for producing recommendations must be virtually unnoticeable to customers for optimal impact on customer transactions.

     - Span multiple customer touch-points. We design our solutions to allow multi-channel retailers to collect and centralize customer data on software systems that support all their points of customer contact. This enables retailers to identify a customer at each touch-point and deliver a highly personalized experience. Currently, our GreenLight RDS, Net Perceptions Recommendation Engine and Knowledge Refinery products can be used across multiple touch-points. In addition, retailers can use our E-commerce and Call Center solutions to share information from call center and website interactions. We intend to release products in the future that are readily applicable to multiple touch-points.

     - Provide a measurable economic return to retailers. We design our solutions to generate increased revenues and optimize marketing and merchandising investments. Some of our solutions currently include reporting capabilities that enable retailers to accurately measure the effectiveness of our solutions.

     - Integrate easily with existing software systems. We design our solutions with a distributed architecture that is flexible enough to integrate with new or existing industry platforms and applications as they evolve. In addition, we have an engineering team dedicated to developing and supporting the integration of our products with leading industry platforms for e-commerce, call centers, campaign management systems and retail systems.

     - Satisfy the volume requirements of the largest Internet and multi-channel retailers. Our real time personalization solutions are designed to operate on the busiest and largest e-commerce websites and call centers. Our precision marketing solutions are designed to process detailed customer data from the largest retailers.

STRATEGY

     Our objective is to extend our leadership position in providing real time personalization and precision marketing solutions to Internet and multi-channel retailers. Key elements of our strategy to achieve this objective include the following:

Maintain and extend our technology leadership

     We intend to maintain and extend our technological leadership in real time personalization and precision marketing through continued investment in the development of our proprietary recommendation engine and other analytical technologies. We believe that we are currently the technology leader in real time personalization because of the accuracy, real time functionality, scalability and ease of integration of our products. We intend to maintain an open architecture so that our products will continue to integrate with major platforms and technologies as they evolve.

Expand our application service provider offerings

     In addition to licensing our software directly to end-users, we offer some of our solutions on a hosted basis, operated on our own servers over the Internet for a fee. We intend to increase the number of solutions offered in this fashion and to offer these solutions through third-party Internet-based application service providers. We believe that the application service provider option will be attractive to some of our existing customers and to new customers that choose not to devote resources to hosting our solutions themselves.

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

Broaden distribution channels

     We intend to expand our indirect distribution channels by recruiting additional resellers, systems integrators and original equipment manufacturers. Over time, we expect that our indirect sales will increase as a percentage of our total sales. We believe that designing our products to interface with the products of leading vendors of website, call center, marketing campaign management and point of sale software will make our products more attractive to resellers, systems integrators and original equipment manufacturers.

Leverage technology investments into new applications

     We have leveraged our investment in our proprietary recommendation and analytic engines into additional industry specific software solutions. For example, during 1999, we began shipping our knowledge management and marketing campaign solutions, which were developed from our core real time personalization technology, and our GreenLight Ad and GreenLight Go! products, which were developed from our core Knowledge Refinery technology. We intend to continue to leverage our technology into complementary and new applications.

Expand service offerings

     We provide our customers with a comprehensive set of services, including training and consulting services, software updates, documentation updates, telephone support and Web-based support. We intend to continue to increase the value of our solutions to customers by offering additional and improved professional services. We believe the relationships developed with our customers by providing services are critical to understanding customer needs and designing our solutions to satisfy these needs.

Continue to build our international presence

     We intend to expand our international presence to address the global adoption of the Internet and international demand for real time personalization and precision marketing software solutions. We believe that international markets present an attractive growth opportunity and that an expanded presence in international markets will enhance our long-term competitive position in these regions. We intend to increase our international sales capabilities by developing a larger direct sales and support presence in selected European and Asian markets, adding more international distributors and developing localized versions of certain products.

PRODUCTS

     We offer three principal product lines: commerce solutions; knowledge management solutions; and products for original equipment manufacturers.

Commerce solutions

     Our commerce solutions products are designed to solve specific business problems for Internet and multi-channel retailers. Each of these products incorporates our core technologies and has been designed to extract data from other software systems. Our commerce solutions include the following products:

     Net Perceptions for E-commerce. Net Perceptions for E-commerce allows on-line retailers to create a personalized shopping experience for their customers. Net Perceptions for E-commerce can be used to dynamically predict which products to recommend to each customer browsing an

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

electronic commerce site, based on past and current customer behavior, including purchase history, stated preferences and Internet browsing behavior.

     In the fourth quarter of 1999, we began shipping Version 5.0 of Net Perceptions for E-commerce, which includes the following enhanced features:

     - Net Perceptions Personal Shopper. Net Perceptions Personal Shopper provides a set of capabilities used to dynamically tailor recommendations based on the shopping patterns of a customer at a given point in time.

     - Net Perceptions Smart Merchant. Net Perceptions Smart Merchant allows merchants to control the delivery of personalized recommendations to better accomplish business objectives such as clearing overstock situations, allocating selling opportunities to specific product categories, or delivering unique buying opportunities to top customers.

     - Net Perceptions Decision Support. Net Perceptions Decision Support is a reporting and analysis module that allows retailers to evaluate the effectiveness of their marketing strategies and adjust those strategies as needed.

     Net Perceptions for Call Centers. Net Perceptions for Call Centers allows retailers that use call centers to recommend products to customers using real time personalization. Net Perceptions for Call Centers can be used to create product recommendations that take into account the context of the current call while building on customers' past interactions with the call center, including past purchases, customer inquiries and solicited preference information. We believe that Net Perceptions for Call Centers is more powerful than a traditional cross-sell table, because the recommendations are tailored to each individual customer in real time.

     Net Perceptions for Call Centers can be integrated with other call center systems including:

     - the inventory database, so only products with sufficient inventory levels are recommended;

     - the product database, so recommendations can be delivered with additional information about the products; and

     - the pricing database, so only products with certain margins or prices are recommended.

     In the fourth quarter of 1999, we introduced Net Perceptions for Call Centers Version 2.0, which contains the Sales Coach feature. Sales Coach is designed to improve a customer service representative's ability to effectively cross-sell and up-sell by presenting product recommendations in a graphical interface, complete with an image of the item being sold and a sample selling script.

     Net Perceptions for Marketing Campaigns. Net Perceptions for Marketing Campaigns is designed to manage and personalize outbound promotional electronic mail campaigns. It analyzes past customer responses to direct marketing campaigns and purchase data to select a personalized set of products to target to each set of customers, or to select a set of customers to target for a particular product. The set of products can then be recommended to the customers through promotional e-mail. Net Perceptions for Marketing Campaigns includes a graphical user interface that allows a marketer to construct and manage personalized e-mail campaigns. It includes reporting features that show the effectiveness of each campaign. We believe that the ability of the recommendation engine to better tailor message content to the recipient on a one-to-one basis will yield higher response rates per mailing than other methods currently employed.

     GreenLight Ad. GreenLight Ad uses sophisticated analytical techniques to help retailers maximize the return they receive from newspaper circular advertising. Many retailers spend tens or even hundreds of millions of dollars on this form of mass advertising. GreenLight Ad is designed to increase advertising effectiveness by recommending which items should be advertised, how much space should be allocated to each item, where each item should be placed and at what price each
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

item should be offered. By analyzing the resulting item-level sales data across the retail chain and contrasting it to a baseline reference point, GreenLight Ad provides retailers with the empirical data they need to make better ad item selection decisions and substantially improve the return on their advertising investment.

     GreenLight Go! GreenLight Go! provides on-line retailers with a detailed assessment of how customers are shopping on their websites. It identifies different buying patterns among visitors to a site, which products influence which buyers, which products drive the most profitable visits, which items create the greatest change in rate of sales and which external sites refer the most profitable customers. We offer GreenLight Go! as an application service provider so that our customers can gain access to this information with a minimum of effort and at a lower price than purchasing software with equivalent capabilities.

     GreenLight RDS. GreenLight Retail Discovery Suite is a strategic reporting and analysis solution that helps retailers understand customer purchase behavior across all customer touch-points. GreenLight RDS is based on a scalable data collection and analysis platform that is capable of performing powerful data analysis in a timely fashion for the largest retail operations. Retailers use the results provided by GreenLight RDS to understand the relationship between their products, customers and promotional tactics at a variety of levels. Examples of such relationships include: which products are purchased most often by the most profitable customers, which products drive the most related item sales and which promotions yield the most long-term customers.

Knowledge management solutions

     Our current knowledge management offering is Net Perceptions for Knowledge Management, which applies our real time personalization capabilities to corporate intranets. Net Perceptions for Knowledge Management integrates with existing information management systems -- such as search engines, document management systems, Lotus Notes and the Web -- to track the everyday user interactions on these systems. Using this interaction information, Net Perceptions for Knowledge Management can automatically locate documents containing relevant information for each user. It also enables employees to locate other people with knowledge and interest in areas of specific interest. Net Perceptions for Knowledge Management is designed to improve employee productivity by reducing time spent searching for information, recreating research already performed by others within the firm as well as creating better cross-functional sharing of information driven by employees linking up with others in different parts of the organization that possess relevant expertise.

Products for original equipment manufacturers

     Net Perceptions Recommendation Engine. The Net Perceptions Recommendation Engine is offered to companies interested in adding our real time personalization capabilities to their existing applications. It offers real time personalization capabilities similar to those that underlie our Net Perceptions for E-commerce, Call Centers, Marketing Campaigns and Knowledge Management offerings. We license the Net Perceptions Recommendation Engine separately to original equipment manufacturers who may already have applications that overlap with some of the capabilities in our offerings or who will apply the functionality of the recommendation engine in markets for which we do not have specific solutions. For example, customers have incorporated the Net Perceptions Recommendation Engine into content-based applications, for helping customers find the news and information in which they are most interested.

     Knowledge Refinery. The Knowledge Refinery is the scalable data processing and analysis engine that underlies our GreenLight family of products. It is capable of collecting and transforming

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large amounts of information into a format suitable for analysis. It also contains a suite of analytical modules that create models to identify the following information:

     - frequent and significant customer purchase patterns;

     - print advertising return on investment;

     - customer value over time; and

     - customer segments with similar spending patterns, item purchase patterns and demographic or lifestyle characteristics.

SERVICES

     Our professional services organization provides consulting services, education and training and customer support. We believe that providing a high level of customer service and technical support is critical to the satisfaction of our customers and our own success. As of December 31, 1999, our professional services staff consisted of 41 employees, including employees of KD One.

Professional services

     We offer a variety of professional services that are delivered either by our specialists or through one of our partners trained in the use and implementation of our products. These services include project management, in-depth application design and implementation. Fees for professional services are typically charged separately from our software license fees. We believe consulting services are strategically valuable to our customers because they provide customers with a source of technical and personalization expertise to support the timely and efficient implementation of our products.

Education and training

     We offer several education and training programs to our customers. Training classes are offered at our offices in Minneapolis, Minnesota, San Francisco, California, New York, New York, Austin, Texas and Berkshire, United Kingdom. We also provide training at our customers' facilities upon their request. Fees for education and training services are typically charged separately from our software license fees.

Customer support

     We provide our customers with an array of support services, including telephone support, Web-based support and updates to our products and documentation. Our Web-based support is available 24 hours a day and provides answers to frequently asked questions, technical advice and an area for downloading product and documentation updates. We enter into maintenance and support contracts separate from our product license agreements. Generally, fees are approximately 15% of the license fees for the associated software product. These contracts are renewable for an annual fee typically equivalent to 15% of the current list price of the software licensed by the customer.

TECHNOLOGY

Real time recommendation engine

     Our real time recommendation engine is the foundation of our real time personalization solutions. Our platform is designed to integrate easily and effectively with external systems, such as website, call center, marketing campaign management retail and customer management software. Our

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

platform is designed to provide accurate customer recommendations and to exploit the performance and scalability advantages of modern, multiple-processor, shared memory computers.

     The platform contains the recommendation engine, a database of customer preferences and an application programmer's interface. The customer preference database is a specially structured database in a commercial database management system, such as the Microsoft SQL server, IBM DB2 or Oracle databases. Vertical applications are built on the platform to leverage the technology investment.

     The customer preference database stores customer preference data used by the recommendation engine to produce recommendations. These data may include customer purchasing behavior, statements of preference made by the customer and demographic information about the customer. The preference database may also contain information supplied by a marketer, such as groups of products the marketer explicitly wants to be recommended together or products that are substitutes for one another. The recommendation engine applies a series of predictive algorithms to this data to produce recommendations in real time.

     An application programmer's interface provides the link between the recommendation engine and other applications and allows applications such as Web servers and call center systems to "ask questions" of the recommendation engine, which provides answers to enhance the interaction with customers.

     The core predictive technology for our real time personalization is collaborative filtering. Collaborative filtering compares selected attributes of a customer's preferences, opinions and behavior to the attributes of large customer populations. Groups of customers exhibiting attributes similar to the specific customer are analyzed to determine the likely preferences of the customer. The following figure illustrates the process of producing product recommendations using collaborative filtering.

     [Four part graphic depicting the process of producing product recommendations using collaborative filtering. The first part is a photo of a man's face with a caption underneath that reads "Information about the customer is gathered." A large arrow points from the photo to part two, a photo of numerous faces, with three of the faces separated from the group by an encircling line. Underneath part two, the caption reads, "A "neighborhood" of similar customers is identified." A large arrow points to part three. Part three is a photo of the encircled three faces from part two, but without the background of additional faces. The caption under part three reads, "The "neighborhood" is analyzed." A large arrow leads from part three to part four, a fuzzy photo of the three faces without the encircling line, with the text "Recommendations", "A", "B" and "C" printed over the faces. The caption under part four reads, "Recommendations based on the analysis of the neighborhood are made."]

     Collaborative filtering is driven by information about customer preferences. This customer preference information is used to identify a group or "neighborhood" of other customers who share preferences with the customer in question. The collective preferences of the neighborhood are used to predict unknown preferences of the customer in question, such as which products the customer is most likely to purchase.

The Knowledge Refinery analytic engine

     The Knowledge Refinery is an integrated application framework that provides a foundation for advanced decision support capability for the retail environment, and is the basis of our GreenLight family of products.

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     The Knowledge Refinery combines and integrates technology from the following areas:

     - machine learning and artificial intelligence;

     - pattern detection and analysis;

     - statistical and information theoretical analysis;

     - relational on-line analytical processing;

     - data modeling and simulation; and

     - data warehousing.

     The Knowledge Refinery is designed to be:

     - scalable -- it can be applied to a wide range of data volumes, on hardware and database platforms with varied capacity;

     - platform-neutral -- it can be deployed on a wide variety of platforms independent of processor characteristics, database characteristics or distribution characteristics; and

     - highly flexible -- it incorporates a metadata component that contains an extensible logical application data model, definitions of process and workflow, business rules and application logic.

     The Knowledge Refinery is based on a data-flow, pattern-oriented architecture. The "data-flow" model allows for straight-forward parallel and distributed operation of the Knowledge Refinery. The pattern-oriented model provides a high degree of modularity, flexibility and configurability. The Knowledge Refinery components are based on neural networks, pattern detection algorithms and supporting modeling techniques.

STRATEGIC ALLIANCES

     We are pursuing marketing, implementation and indirect sales channel alliances with electronic commerce software vendors, call center software vendors, point-of-sale system software vendors, outbound e-mail service providers, systems integrators, professional services organizations and application service providers. These alliances are intended to increase our geographic sales coverage worldwide and address new markets. In addition, these alliances allow us to provide our customers with access to additional resources to design, install and customize our solutions. As of December 31, 1999, most of these alliances were in an early phase of development. Since inception through December 31, 1999, sales to resellers, systems integrators and original equipment manufacturers accounted for approximately 10% of our total revenues.

     As part of our strategy, we have formed marketing and distribution alliances with certain Internet software vendors. For example, we have entered into an original equipment manufacturer relationship with Vignette Corporation. Vignette is a provider of Internet relationship management software products and services. In addition, we have entered into reseller agreements with, among others, IBM, Broadvision and Commercialware. These relationships enable us to broaden the distribution of our products and provide complementary functionality to our applications. In July 1999, we entered into a joint venture with Trans Cosmos, NTT Software and Toyo Information Systems to form Net Perceptions Japan. Net Perceptions Japan will serve as our exclusive distribution channel for our Japanese language product offerings in the Japanese marketplace.

     We have also entered into joint marketing relationships with, among others, Oracle, net.Genesis and Verbind. Under these joint marketing arrangements, each party agrees to provide the other with reasonable marketing and sales assistance. In some cases, these agreements also provide for

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compensation for lead referrals. Our marketing and distribution alliances are not exclusive and some of our partners provide similar products and services to other companies. In addition, we have entered into interface agreements with various software vendors in markets we currently serve and in markets where we do not have a current application. Under these interface agreements, the parties agree to develop and support the integration of our software offerings into our partners' software offering.

     During 1999, we also entered into an agreement with IBM to port certain of our products to AIX and DB2 and we recently entered into an agreement with Hewlett Packard to port the Net Perceptions Recommendation Engine to HP UX. We also intend to expand the professional services offered to our customers by enhancing existing, and developing new, relationships with systems integrators and professional service organizations.

CUSTOMERS

     As of December 31, 1999, we had licensed products to more than 160 customers, including customers of KD One. These customers are in various stages of deployment of our products. The following is a representative list of our customers that accounted for at least $100,000 in revenues to us during the period from our inception to December 31, 1999.

BOOKS/MOVIES/MUSIC             GENERAL RETAIL                 SPECIALTY RETAIL
BarnesandNoble.com             Eckerd
Bertelsmann                    Fingerhut                      Art.com
BMG Online                     Great Universal Stores         Ashford.com
CDNOW                          Hudson's Bay Company           eToys.com
Christian Book Distributors    imall.com                      Furniture.com
ClickRadio                     J.C. Penney                    Garden.com
DVD Express                    LetsBuyIt.com                  KBkids.com
Follett Higher Education       Netmarket Group                Lowe's
  Group                        Rite Aid                       Mattel
HMV Media Group                Skymall                        OurHouse
Launch Media                   Value America                  SelfCare
Musician's Friend              Walgreens                      The Children's Place
Tower Records                                                 tpuppy.com
Trans World Entertainment      GROCERIES/FOOD                 ZoneNetwork.com
Virgin Online Megastore
                               AllRecipes.com                 OTHER
COMPUTERS/ELECTRONICS          Dean & Deluca
                               HomeGrocer                     ACS Systems
800.com                        Kraft Foods                    Bid.com
Egghead.com                    Pink Dot                       Carlson Companies
Electronic Boutique            Wine.com                       Libro AG
Micron Electronics                                            miClub.com
Programmer's Paradise.com                                     MPC Limited
ShopNow.com                                                   National Computer Board
ZoneTrader.com                                                Procter & Gamble
                                                              Publisher's Clearing House
                                                              Thompson Direct

SALES AND MARKETING

     We market our software and services through our direct sales organization and through indirect distribution channels, including resellers, systems integrators and original equipment manufacturers.

We have sales offices in Minneapolis, Minnesota, San Francisco, California, New York, New York, Austin, Texas and Berkshire, United Kingdom.

     As of December 31, 1999, our direct sales organization, including KD One employees, had 64 sales representatives, managers, pre-sales engineers, telemarketing and support personnel. We intend to increase our North American sales force as demand requires by opening additional field sales offices. We recently established a sales force dedicated to the development of the indirect sales channel for our products. As of December 31, 1999, our indirect sales organization consisted of nine employees. Additionally, we intend to expand our presence in international markets by continuing to build our international sales force. We believe that this will be necessary in order to grow our revenues. We have started to localize some of our products for sale into the Japanese market and we may need to localize our products in other markets. However, we have limited experience in developing localized versions of our products and marketing and distributing our products internationally. We may not be successful in international markets.

     Our sales organization is complemented by distribution partners, including resellers, systems integrators and original equipment manufacturers. These partners license our products at a discount for re-licensing and may provide training, support and customer service to end users. In 1999, our distribution partners were responsible for 12% of our product revenues. We anticipate that the percentage of our total revenues derived from indirect sales will increase in the future. We expect that a significant increase in our indirect sales as a percentage of revenues will adversely affect our average selling prices and gross margins due to the lower unit prices that we receive when selling through indirect channels. In addition, we expect that indirect sales will generate less services revenues than direct sales because our partners generally provide support services to their customers.

     As of December 31, 1999, our marketing organization consisted of 23 employees, including KD One employees, primarily engaged in marketing research, producing marketing materials, product planning and management, managing press coverage and other public relations, identifying potential customers, attending and exhibiting at trade shows, seminars and conferences, creating presentations and sales tools, establishing and maintaining close relationships with industry analysts and maintaining our website. In addition, we rely on various outside consultants to supplement our marketing organization for various public relations and market research requirements.

RESEARCH AND DEVELOPMENT

     Our research and development organization is responsible for product architecture, core technology, product testing and quality assurance, writing product documentation and expanding the ability of our products to operate with the leading hardware platforms, operating systems, database management systems and industry platforms. In addition, this organization supports some pre-sale and customer support activities. Our research and development organization is divided into teams consisting of development engineers, quality assurance engineers and technical writers.

     As of December 31, 1999, our research and development staff consisted of 96 employees, including KD One employees. Our total expenses for research and development, not including those of KD One, were $1.4 million in 1997, $2.3 million in 1998 and $8.2 million in 1999. We believe that research and development expenses will continue to increase in the future. To date, our development efforts have not resulted in any capitalized software development costs.

     We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line; develop new products that achieve market acceptance; maintain technological competitiveness; and meet an expanding range of customer requirements.

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

COMPETITION

     The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services offered. In the license of commerce solutions, we primarily encounter competition from Accrue Software, Andromedia (a division of Macromedia), Broadbase, the EHNC division of HNC Software, E.piphany and Personify. Microsoft has acquired FireFly Network, a company with collaborative filtering technology and, as a result, we expect that we may encounter competition from Microsoft in the future.

     In the marketing of Net Perceptions for Marketing Campaigns, we primarily encounter competition from Exchange Applications, Annuncio Software, Prime Response and Rubric, which was recently acquired by Broadbase. We expect that if we are successful in our strategy to leverage our technology into new vertical markets, we will encounter many additional, market-specific competitors. For example, RightPoint Software, recently acquired by E.piphany, is an established firm serving call centers that we expect to increasingly encounter in the marketing of Net Perceptions for Call Centers. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies as the Internet software market continues to develop and expand. We also expect increasing competition from network-based providers of personalization technology such as TriVida, which was recently acquired by Be Free, and Cogit.

     In the marketing of our GreenLight RDS product, we primarily encounter competition from Brio, Seagate, Comshare, IBM and SAS.

     In the marketing of our Knowledge Management product, we primarily encounter competition from Orbital Software and Tacit Knowledge Systems.

     We believe that the principal competitive factors affecting our market include core technology, product features, product quality and performance, customer service and price. Although we believe that our products currently compete favorably with respect to such factors, our market is relatively new and is rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

     Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     We are a technology company. Our success depends in large part on protecting our intellectual property, which is our most important asset. We rely on a combination of trademark, copyright, patent and trade secret laws to protect our rights in our technology. We license our software and require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to the source code for our software.

     As of December 31, 1999, we had 11 pending United States patent applications. We also have license rights to two issued United States patents and one allowed United States patent application from the University of Minnesota. We have four pending foreign patent applications, but we have no issued foreign patents. It is possible that no patents will issue from the currently pending patent applications. It is also possible that our current patents or potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. It is also possible that any patent issued to us may not provide us with any competitive advantages. Moreover, we may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit our ability to conduct our business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to conduct our business.

     Our efforts to protect our proprietary rights may not succeed. Copyright and trade secret laws afford only limited protection for our proprietary rights in our software, documentation and other written materials. Unauthorized parties may be able to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property. We may not be able to detect infringement and, as a result, our competitive position in the market may suffer.

     There has been a substantial amount of litigation in the software industry regarding intellectual property rights. We have from time to time received claims that we are infringing third parties' intellectual property rights. It is possible that in the future third parties may claim that our current or potential future products infringe their intellectual property rights. We expect that software companies such as Net Perceptions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements in order to secure continued access to required technology. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. Claims of intellectual property infringement also may require us to pay significant damages or subject us to an injunction against the use of our products. Any successful claim of intellectual property infringement against us could have an immediate and significant impact on our ability to carry on our business and market our products.

EMPLOYEES

     As of December 31, 1999, including KD One employees, we had a total of 264 employees, including 87 in sales and marketing, 96 in research and development, 41 in customer support and 40 in administration. All of these employees were located in North America, with the exception of 10 employees who were located in Europe. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

FACILITIES

     The following table sets forth certain information about our principal executive offices, as well as our other facilities. We lease all of our existing facilities. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms. We are in the process of negotiating a new lease for 110,000 square feet to replace our existing facilities in Minneapolis, which we currently expect to begin in July 2000.

                   LOCATION                      SQUARE FOOTAGE   LEASE EXPIRATION DATE
                   --------                      --------------   ---------------------
Minneapolis, Minnesota
  Principal office.............................      28,000           December 2003
  Administrative facility......................       9,000          September 2001
Austin, Texas..................................      14,000            January 2004
Richardson, Texas..............................       2,000           February 2001
New York, New York.............................       6,500          September 2006
San Francisco, California......................       5,000             August 2004
Berkshire, United Kingdom......................       8,000              March 2010

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth our executive offices and directors, and their ages as of December 31, 1999:

                NAME                   AGE                        POSITION(S)
                ----                   ---                        -----------
Steven J. Snyder.....................  45    President, Chief Executive Officer and Director
Nanci Anderson.......................  43    Vice President of Customer Solutions
Paul Bieganski.......................  35    Chief Technical Officer
Thomas M. Donnelly...................  35    Senior Vice President of Finance and Administration,
                                             Chief Financial Officer and Secretary
P. Stephen Larsen....................  49    Senior Vice President of Marketing and Business
                                             Development
Bradley N. Miller....................  35    Vice President of Product Development
George E. Moser......................  44    Senior Vice President of Worldwide Sales
John T. Riedl........................  38    Director and Chief Scientist
Douglas J. Burgum....................  43    Director
Ann L. Winblad.......................  49    Director
William Lansing......................  41    Director

     Steven J. Snyder co-founded Net Perceptions in July 1996 and since that time has served as our President and Chief Executive Officer and as a director. From January 1996 to July 1996, Dr. Snyder served as an independent consultant. From July 1993 to December 1995, Dr. Snyder served as Vice President of Software Development at Personnel Decisions International, Inc., a human resources consulting firm. Dr. Snyder pursued his doctorate in psychology from 1988 to 1994. From 1983 to 1988, Dr. Snyder was employed by Microsoft Corporation, a software company, where he held several posts including IBM Account Manager and General Manager of the Language Business Unit. Dr. Snyder holds a B.S. in mathematics from Drexel University, an M.B.A. from Harvard University and an M.A. and a Ph.D. in psychology from the University of Minnesota.

     Nanci Anderson joined Net Perceptions in September 1998 as our General Manager of Customer Solutions, and in March 1999 was promoted to Vice President of Customer Solutions. From February 1998 to September 1998, Ms. Anderson was Technology Services Practice Director for Oracle Corporation, a software company. From December 1996 to February 1998, Ms. Anderson was Chief Operating Officer for KeyTech, LLC, a software development firm specializing in object-oriented and Internet application development services. From April 1995 to December 1996, Ms. Anderson was Area Services Director for Lawson Software Corporation, a software company.

     Paul Bieganski joined Net Perceptions in August 1997 as our Director of Algorithm Development, and in November 1998 became our Chief Technical Officer. From September 1995 to August 1997, Dr. Bieganski was the Vice President of Research and Development at Signum Systems, a manufacturer of embedded systems software and hardware development tools. Dr. Bieganski holds a B.S., an M.S. and a Ph.D. in computer science from the University of Minnesota.

     Thomas M. Donnelly joined Net Perceptions in March 1997 as our Corporate Controller, and in March 1998 became our Chief Financial Officer. In February 1999, Mr. Donnelly was appointed Secretary. In July 1999, Mr. Donnelly also became Senior Vice President of Finance and Administration. From March 1995 to March 1997, Mr. Donnelly served as a financial and management consultant in the capacity of chief financial officer or corporate controller for various public and private companies and partnerships, including Net Perceptions from September 1996 to March 1997. Mr. Donnelly holds a B.A. in economics from St. Olaf College.

     P. Stephen Larsen joined Net Perceptions in June 1997 as our Vice President of Marketing and Business Development. In July 1999, Mr. Larsen became Senior Vice President of Marketing. From August 1996 to June 1997, Mr. Larsen served as Vice President of Business Development for CitySearch, Inc., a community-based information service. From July 1995 to August 1996, Mr. Larsen was President and Managing Partner of Digital Dynamics, a consulting company. Mr. Larsen holds an A.A. from Rochester State College.

     Bradley N. Miller co-founded Net Perceptions in July 1996 and since that time has served as our Vice President of Product Development. From September 1992 to July 1996, Mr. Miller was a Ph.D. candidate in Computer Science at the University of Minnesota. Mr. Miller holds a B.A. in physics and computer science from Luther College and an M.S. in computer science from the University of Minnesota.

     George E. Moser joined Net Perceptions in January 1997 as our Regional Director of Sales, East Region. In September 1997, Mr. Moser was appointed Vice President of Worldwide Sales and in July 1999, Mr. Moser became Senior Vice President of Worldwide Sales. From March 1993 to December 1996, Mr. Moser was the Director, East Region for Autodesk, Inc., a software company. Mr. Moser holds a B.S. in management and an M.B.A. from the University of Hartford.

     John T. Riedl co-founded Net Perceptions in July 1996 and since such time has served as a director. In November 1998, Dr. Riedl became our Chief Scientist. Since September 1998, Dr. Riedl has worked with us on a part-time basis. From July 1996 until November 1998, Dr. Riedl served as our Chief Technical Officer. Dr. Riedl has been a professor in the computer science department at the University of Minnesota since March 1990. Dr. Riedl holds a B.S. in mathematics from the University of Notre Dame and an M.S. and a Ph.D. in computer science from Purdue University.

     Douglas J. Burgum became a director of Net Perceptions in January 1999. Mr. Burgum has served as President of Great Plains Software, Inc., a software company, since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board since January 1996. Mr. Burgum holds a B.U.S. from North Dakota State University and an M.B.A. from Stanford University.

     Ann L. Winblad became a director of Net Perceptions in August 1996. Ms. Winblad has been a General Partner of Hummer Winblad Venture Partners, a venture capital investment firm, since 1989. Ms. Winblad is also a director of The Knot, Inc. and Liquid Audio, Inc. Ms. Winblad holds a B.A. in mathematics and business administration from the College of Saint Catherine and an M.A. in education with an economics focus from the University of St. Thomas.

     William Lansing became a director of Net Perceptions in May 1999. Mr. Lansing was hired as President of Fingerhut Companies, Inc. in May 1998, became its Chief Executive Officer in May 1999 and also serves as a director. From November 1996 to May 1998, Mr. Lansing served as a Vice President for Business Development of General Electric Corp. From January 1996 to October 1996, he served as Chief Operating Officer of Prodigy. Mr. Lansing also serves as a director of Digital River, Inc., Select Comfort Corp., FreeShop.com, Inc. and BigStar Entertainment, Inc. Mr. Lansing holds a B.A. in English from Wesleyan University and a J.D. from Georgetown University.

     We currently have five directors. Each director holds office until the next annual meeting of stockholders or until a successor is duly elected and qualified. The officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

BOARD COMMITTEES

     The audit committee consists of Messrs. Burgum and Lansing and Ms. Winblad. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions.

     The compensation committee consists of Messrs. Lansing and Burgum and Ms. Winblad. The compensation committee makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee is currently or has been, at any time since our formation, one of our officers or employees. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     We do not currently provide our directors with cash compensation for their services as members of the board of directors, although members are reimbursed for some expenses in connection with attendance at board and committee meetings. Directors who are also our employees are eligible to participate in our 1999 Equity Incentive Plan. Non-employee directors are eligible for periodic option grants under our 1999 Non-Employee Director Option Plan.

     In January 1999, Mr. Burgum received an option to purchase 30,000 shares of common stock at an exercise price of $5.50 per share. This option is immediately exercisable. The shares purchasable thereunder are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses as to the option shares in a series of 24 equal monthly installments from the grant date, but will become fully vested if the board deems it desirable to avoid adverse accounting treatment with respect to the option. In May 1999, Mr. Lansing received an option to purchase 20,000 shares of common stock at an exercise price of $17.00 per share. This option vests in equal installments over a 24 month period from the grant date, but vesting will accelerate to the extent the board deems it necessary to avoid adverse accounting treatment for those options.

EXECUTIVE COMPENSATION

Summary compensation table

     The following table sets forth information with respect to compensation we paid in 1998 and 1999 for services to us by our chief executive officer and our four other highest-paid executive officers whose total salary and bonus for 1999 exceeded $100,000. We refer to these officers as our named executive officers in other parts of this prospectus.

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                                                      NUMBER OF
                                                                    ANNUAL            SHARES OF
                                                                 COMPENSATION        COMMON STOCK
                                                             --------------------     UNDERLYING       ALL OTHER
            NAME AND PRINCIPAL POSITION               YEAR   SALARY($)   BONUS($)      OPTIONS      COMPENSATION($)
            ---------------------------               ----   ---------   --------    ------------   ---------------
Steven J. Snyder....................................  1999    150,000     40,000            --          $    --
  President and Chief Executive Officer               1998    130,000     10,000            --
P. Stephen Larsen...................................  1999    175,000     25,000            --               --
  Senior Vice President of Marketing                  1998    175,000     23,500       140,000
Nanci Andersen......................................  1999    130,000     21,850        30,000               --
  Vice President of Customer Solutions                1998     36,500         --        40,000
Thomas M. Donnelly..................................  1999    125,000     40,000        40,000               --
  Senior Vice President of Finance and                1998     94,833     10,000        96,000
  Administration and Chief Financial Officer
George E. Moser.....................................  1999    125,000    133,600(1)     10,000               --
  Senior Vice President of Worldwide Sales            1998    122,500     82,500(2)    140,000           50,000(3)

-------------------------
(1) Includes commissions of $113,600.

(2) Includes commissions of $72,500.

(3) Represents relocation expenses.

Option grants in last year

     The following table sets forth each grant of stock options in 1999 to each of the named executive officers. We did not grant any stock appreciation rights during 1999. The exercise price of each option is equal to the fair market value of our common stock on the date that the grant was approved by the compensation committee of our board of directors.

     The potential realizable values are net of the exercise prices and before taxes associated with the exercise, and are based on the assumption that our common stock appreciates at the annual rate shown from the date of the grant until the expiration of the ten-year option term. These numbers are calculated based on the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. The amounts reflected in the table may not necessarily be achieved. The actual amount the executive officer may realize will depend upon the extent to which the stock price exceeds the exercise price of the options on the date the option is exercised.

                                           INDIVIDUAL GRANTS
                        --------------------------------------------------------
                                            PERCENT OF                             POTENTIAL REALIZABLE VALUE
                           NUMBER OF          TOTAL                                AT ASSUMED ANNUAL RATES OF
                           SECURITIES        OPTIONS                                STOCK PRICE APPRECIATION
                           UNDERLYING       GRANTED TO    EXERCISE                      FOR OPTION TERM
                            OPTIONS        EMPLOYEES IN   PRICE PER   EXPIRATION   --------------------------
         NAME           GRANTED(#/SH)(1)    1999(%)(2)    SHARE($)       DATE        5%($)           10%($)
         ----           ----------------   ------------   ---------   ----------   ----------      ----------
Steven J. Snyder......           --              --            --           --            --              --
P. Stephen Larsen.....           --              --            --           --            --              --
Nanci Andersen........       10,000            0.66        $ 5.50      1/26/09        34,589          87,656
                             20,000            1.33         14.00      4/21/09       176,091         446,248
Thomas M. Donnelly....       20,000            1.33          5.50      1/26/09        69,178         175,312
                             16,306            1.08         15.94      7/30/09       163,435         414,177
                              3,694            0.25         15.94      7/30/09        37,025          93,829
George E. Moser.......       10,000            0.66         15.94      7/30/09       100,230         254,003

-------------------------
(1) Options granted under our 1996 Stock Plan are immediately exercisable for all the option shares, but any shares purchased under those options will be subject to repurchase by us at the original exercise price paid per share, upon the optionee's cessation of service, prior to the vesting in those shares. Options granted under our 1999 Equity Incentive Plan may be exercised only when, and to the extent, vested. Each of the options has a 10 year term, subject to earlier termination in the event of the optionee's cessation of service.

(2) Based on an aggregate of 897,936 options granted to our employees under the 1996 Stock Plan and 607,050 options granted to our employees under the 1999 Equity Incentive Plan during the year ended December 31, 1999.

Fiscal year-end option values

     The following table provides information concerning the number and value of the shares of common stock underlying unexercised options held by each of the named executive officers as of December 31, 1999. None of the named executive officers exercised any options in 1999.

                                                   NUMBER OF
                                             SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                            UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                            DECEMBER 31, 1999(#)(1)        DECEMBER 31, 1999($)(2)
                                          ---------------------------    ---------------------------
                  NAME                    EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
                  ----                    -----------   -------------    -----------   -------------
Steven J. Snyder........................        --              --               --             --
P. Stephen Larsen.......................    50,416          89,584        2,095,389      3,714,611
Nanci Andersen..........................    18,124          51,876          689,758      1,876,242
Thomas M. Donnelly......................    43,457          92,543        1,747,679      3,481,471
George E. Moser.........................    81,873         118,127        3,401,711      4,787,664

-------------------------
(1) Options granted under our 1996 Stock Plan are immediately exercisable for all the option shares, but any shares purchased under those options will be subject to repurchase by us at the original exercise price paid per share, upon the optionee's cessation of service, prior to the vesting in those shares. Options granted under our 1999 Equity Incentive Plan may be exercised only when, and to the extent, vested.

(2) The value of unexercised in-the-money options held at December 31, 1999 represents the total gain which would be realized if all of the in-the-money options held at December 31, 1999 were exercised, and is determined by multiplying the number of shares of common stock underlying the options by the difference between $42.00, which was the closing price per share of our common stock on the Nasdaq National Market on December 31, 1999, and the applicable per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

CHANGE OF CONTROL ARRANGEMENTS/EMPLOYMENT AGREEMENTS

     The compensation committee of the board of directors, as administrator of the 1999 Equity Incentive Plan, can provide for accelerated vesting of the shares of common stock subject to outstanding options held by any of our employees or directors in connection with certain changes in control of Net Perceptions. The accelerated vesting may be conditioned on the termination of the individual's employment following the change in control event.

     Some of our officers and employees, including all of our executive officers, are eligible to participate in our Change in Control Severance Plan. Under the Change in Control Severance Plan, if an officer's employment is involuntarily terminated within 18 months after a change in control or the officer declines a position with the acquirer in a change in control, we will pay the officer severance benefits equal to six months of base salary.

1999 EQUITY INCENTIVE PLAN

     The 1999 Equity Incentive Plan was adopted by the board of directors on February 4, 1999 and our stockholders approved the adoption of the plan. We initially reserved 800,000 shares of common stock for issuance under the 1999 Equity Incentive Plan, subject to automatic adjustment as described below. Upon the closing of our initial public offering in April 1999, the 1999 Equity Incentive Plan replaced our 1996 Stock Plan. Any shares that were not issued at that time under our 1996 Stock Plan are available for grant under the 1999 Equity Incentive Plan, but no additional shares or options will be issued under our 1996 Stock Plan. As of January 1 of each year, commencing with the year 2000 and ending with the year 2002, the number of shares reserved for issuance under the 1999 Equity Incentive Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, by 1,500,000 shares. Employees, non-employee members of the board of directors and consultants are eligible for awards under the 1999 Equity Incentive Plan. The types of awards that may be made under the 1999 Equity Incentive Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Options may be incentive stock options that qualify for favorable tax treatment for the optionee under
Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Equity Incentive Plan or the 1996 Stock Plan are forfeited, then those shares will again become available for new awards under the 1999 Equity Incentive Plan.

     Outstanding options under the 1996 Stock Plan were incorporated into the 1999 Equity Incentive Plan at the time of our initial public offering. The incorporated options continue to be governed by their existing terms, unless the committee elects to extend one or more features of the 1999 Equity Incentive Plan to those options or to other outstanding shares. The committee has elected to extend the change in control acceleration feature of the 1999 Equity Incentive Plan to all outstanding options and unvested shares. Previously, options granted under the 1996 Stock Plan provided that the shares would accelerate upon an acquisition only if not assumed by the acquiring entity. The outstanding options under the 1996 Stock Plan contain substantially the same terms and conditions as specified below for options granted under the 1999 Equity Incentive Plan.

     The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

     The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price for non-qualified options granted under the 1999 Equity Incentive Plan may not be less than 85% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or in outstanding shares of common stock that have been held for more than six months or purchased on the open market. The exercise price may also be paid by using a cashless exercise method with a securities broker, a pledge of shares to a securities broker or a full-recourse promissory note. The purchase price for newly issued restricted shares awarded under the 1999 Equity Incentive Plan may be paid in cash, by promissory note or by the rendering of past or future services.

     The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

     Upon certain defined events causing a change in control of Net Perceptions, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable or fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. An option or award will become fully exercisable or fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control. A change in control includes:

     - a merger or consolidation after which our then current stockholders own less than 50% of the surviving corporation;

     - a sale of all or substantially all of our assets;

     - a proxy contest that results in replacement of more than one-third of the directors over a 24-month period; or

     - an acquisition of 50% or more of our outstanding stock by a person other than by a person related to us, such as a corporation owned by our stockholders.

     In the event of a merger or other reorganization, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we are a surviving corporation, shall have accelerated vesting and then expire early or shall be cancelled for a cash payment.

     The board of directors may amend or terminate the 1999 Equity Incentive Plan at any time. If the board of directors amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless the board of directors decides to terminate the plan.

     As of December 31, 1999, options to purchase 2,528,766 shares of common stock, at a weighted average exercise price of $7.97 per share, were outstanding under our 1996 Stock Plan and 1999 Equity Incentive Plan.

THE KD ONE 1996 STOCK OPTION/STOCK ISSUANCE PLAN

     In connection with our acquisition of KD One, we assumed all outstanding options granted under the KD One 1996 Stock Option/Stock Issuance Plan. The KD One 1996 Stock Option/Stock Issuance Plan provided for the grant of incentive stock options and non-statutory stock options to employees, consultants and non-employee directors of KD One. We have reserved 268,914 shares of common stock for issuance upon the exercise of these assumed options. The KD One 1996 Stock Option/Stock Issuance Plan contains provisions that provide for accelerated vesting of options in certain circumstances. These acceleration provisions will continue to govern the options that we assumed in the KD One acquisition. We will not grant any additional options under the KD One 1996 Stock Option/Stock Issuance Plan.

EMPLOYEE STOCK PURCHASE PLAN

     The board of directors adopted our Employee Stock Purchase Plan on February 4, 1999, and our stockholders have approved the adoption of the plan. We initially reserved 1,000,000 shares of common stock for issuance under the Employee Stock Purchase Plan. As of January 1 each year, the number of shares reserved for issuance under the Employee Stock Purchase Plan will be increased automatically by 2% of the total number of shares of common stock outstanding or, if less, 600,000 shares. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. Two offering periods, each with a duration of six months, will commence on May 1 and November 1 each calendar year. However, the first offering period commenced on April 22, 1999, the effective date of the registration statement filed in connection with our initial public offering, and ended on October 31, 1999. Purchases of common stock will occur on April 30 and October 31 each calendar year. The Employee Stock Purchase Plan is administered by the compensation committee of the board of directors. Each of our employees is eligible to participate if he or she is employed by us for at least 20 hours per week and for more than five months per year.

     The Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. No more than 4,000 shares may be purchased on any purchase date. The price of each share of common stock purchased under the Employee Stock Purchase Plan will be 85% of the lower of the fair market value per share of common stock on the date immediately before the first date of the applicable offering period or the fair market value per share of common stock on the purchase date. In the case of the first offering period, the price per share under the plan was $14.00, which was the per share public offering price for the common stock in our initial public offering. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us.

     In the event of a change in control of Net Perceptions, the Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. The board of directors may amend or terminate the Employee Stock Purchase Plan at any time. If the board of directors increases the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan, it must seek the approval of our stockholders.

1999 NON-EMPLOYEE DIRECTOR OPTION PLAN

     Our 1999 Non-Employee Director Option Plan was adopted by the board of directors on February 4, 1999, and our stockholders approved the adoption of the plan. Under the 1999 Non-Employee Director Option Plan, non-employee members of the board of directors are eligible for automatic option grants. A maximum of 500,000 shares of common stock has been authorized for issuance under the 1999 Non-Employee Director Option Plan.

     The compensation committee of the board of directors makes any administrative determinations under the 1999 Non-Employee Director Option Plan.

     The exercise price for options granted under the 1999 Non-Employee Director Option Plan may be paid in cash or in outstanding shares of common stock that have been held for more than six months or purchased on the open market. Options may also be exercised using a cashless exercise method with a securities broker.

     We will grant each individual who first joins the board of directors as a non-employee director an option for 20,000 shares of common stock under the 1999 Non-Employee Director Option Plan. Each 20,000-share option will vest over 24 months from the grant date, but vesting will accelerate to the extent the board deems it necessary to avoid adverse accounting treatment for these options. At each annual stockholders meeting, beginning in 2000, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for re-election at that particular meeting, a stock option to purchase 10,000 shares of common stock. Each 10,000-share option will become exercisable for 100% of the shares at grant. Each option will have an exercise price equal to the fair market value of the common stock on the automatic grant date. Each option will have a maximum term of 10 years, but will terminate earlier if the optionee ceases to be a member of the board of directors. Each option will fully vest automatically upon a change in control.

     The board of directors may amend or modify the 1999 Non-Employee Director Option Plan at any time. The 1999 Non-Employee Director Option Plan will terminate on February 3, 2009, unless the board of directors decides to terminate the plan sooner.

     As of December 31, 1999, options to purchase 20,000 shares of common stock, at an exercise price of $17.00 per share, were outstanding under our 1999 Non-Employee Director Option Plan.

                              CERTAIN TRANSACTIONS

     Since January 1, 1997, we have issued and sold preferred stock to the following persons or entities that are our principal stockholders or directors.

                                                                 SHARES OF
                                                                 SERIES C
                        STOCKHOLDER                           PREFERRED STOCK
                        -----------                           ---------------
Entities affiliated with Hummer Winblad Venture Partners....       407,168
London Pacific Life & Annuity Company.......................     2,605,864

     Shares held by all affiliated persons and entities have been aggregated. For more detail on the shares held by each of these purchasers, please refer to the information in this prospectus under the heading "Principal and Selling Stockholders." The per share purchase price for the Series C preferred stock was $1.535. Ann L. Winblad, one of our directors, is an affiliate of each of the entities affiliated with Hummer Winblad Venture Partners.

     We also have granted options to some of our directors and executive officers. Please refer to the information under the headings
"Management -- Option grants in last year" and "Principal and Selling Stockholders."

     In addition, William Lansing, one of our directors, is the President, Chief Executive Officer and director of Fingerhut Companies, Inc., which is one of our customers. Revenues attributable to sales to Fingerhut between January 1, 1997 and December 31, 1999 totaled approximately $1.4 million.

     We have entered into an indemnification agreement with each of our officers and directors.

     We believe that we have executed all of the transactions set forth above on terms no less favorable to us than could have been obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of February 15, 2000, and as adjusted to reflect the sale of shares in this offering by:

     - each person who is known by us to beneficially own more than five percent of the outstanding shares of our common stock;

     - each of our directors and each named executive officer;

     - all of our current directors and executive officers as a group; and

     - all stockholders who are selling shares of our common stock in this offering.

     This information is based upon information received from or on behalf of the individuals named herein.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table, we believe that each person or entity named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. The percentage of beneficial ownership set forth below is based upon 23,994,729 shares of common stock outstanding as of February 15, 2000 and 25,994,729 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of February 15, 2000, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                            SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY OWNED
                                              PRIOR TO THE OFFERING                                     AFTER OFFERING
                                       ------------------------------------                  ------------------------------------
                                                     NUMBER OF                 NUMBER OF                   NUMBER OF
                                       NUMBER OF   SHARES SUBJECT             SHARES BEING   NUMBER OF   SHARES SUBJECT
NAME AND ADDRESS OF BENEFICIAL OWNER    SHARES     TO OPTIONS(1)    PERCENT     OFFERED       SHARES     TO OPTIONS(1)    PERCENT
------------------------------------   ---------   --------------   -------   ------------   ---------   --------------   -------
London Pacific Life & Annuity
  Company(2).........................  2,605,864           --        10.9%           --      2,605,864            --       10.0%
  3109 Poplarwood Court
  Suite 108
  Raleigh, North Carolina 27604
Norwest Bank Minnesota, N.A.(3)......  2,490,378           --        10.4            --      2,490,378            --        9.6
  Norwest Center
  Sixth and Marquette
  Minneapolis, MN 55479
Steven J. Snyder.....................  1,902,944           --         7.9       190,294      1,712,650            --        6.6
  7901 Flying Cloud Drive
  Minneapolis, Minnesota 55344
Bradley N. Miller....................  1,390,348          832         5.8       139,118      1,251,230           832        4.8
  7901 Flying Cloud Drive
  Minneapolis, Minnesota 55344
John T. Riedl........................  1,000,974           --         4.2       100,170       900,804             --        3.5
P. Stephen Larsen....................   251,509       140,416         1.6        39,193       212,316        140,416        1.4
George E. Moser......................    92,614       192,499         1.2        28,511        64,103        192,499          *
Thomas M. Donnelly...................    64,000       120,165           *        18,417        64,000        101,748          *
Nanci Anderson.......................     2,254        70,000           *         7,225         2,254         62,775          *
Ann L. Winblad(4)....................   309,913            --         1.3            --       309,913             --        1.2
Douglas J. Burgum....................     7,143        30,000           *            --         7,143         30,000          *

                                            SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY OWNED
                                              PRIOR TO THE OFFERING                                     AFTER OFFERING
                                       ------------------------------------                  ------------------------------------
                                                     NUMBER OF                 NUMBER OF                   NUMBER OF
                                       NUMBER OF   SHARES SUBJECT             SHARES BEING   NUMBER OF   SHARES SUBJECT
NAME AND ADDRESS OF BENEFICIAL OWNER    SHARES     TO OPTIONS(1)    PERCENT     OFFERED       SHARES     TO OPTIONS(1)    PERCENT
------------------------------------   ---------   --------------   -------   ------------   ---------   --------------   -------
William Lansing......................    10,000         8,333           *            --        10,000          8,333          *
All directors and executive officers
  as a group (9 persons).............  5,060,399      693,877        24.0       538,961      4,547,113       668,235       20.1
Other selling stockholders...........                      --                   311,039                           --

-------------------------
 * Indicates less than 1% of the total number of outstanding shares of common stock.

(1) Reflects the number of shares issuable upon the exercise of options exercisable within 60 days of February 15, 2000.

(2) Consists of 1,954,398 shares held by London Pacific Life & Annuity Company and 651,466 shares held by its affiliate Berkeley International Capital Limited.

(3) This information is based upon information reported on Wells Fargo & Company's Schedule 13G filing made with the Securities and Exchange Commission as of December 31, 1999.

(4) Consists of 386,810 shares held by Hummer Winblad Venture Partners III L.P.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 50,000,000 shares of common stock, $.0001 par value, and 5,000,000 shares of preferred stock, $.0001 par value. We expect to increase our authorized common stock to 100,000,000 shares and our authorized preferred stock to 10,000,000 shares at our 2000 Annual Meeting of Stockholders, which is currently scheduled to be held in May 2000.

COMMON STOCK

     As of December 31, 1999, there were 22,025,716 shares of common stock outstanding that were held of record by approximately 156 stockholders, excluding 1,969,013 shares issued to former KD One stockholders on February 14, 2000 in connection with our acquisition of KD One. There will be 25,994,729 shares of common stock outstanding after giving effect to the sale of shares offered to the public by this prospectus, assuming no exercise of the underwriters' over-allotment option and no exercise after December 31, 1999 of outstanding options.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Our amended and restated certificate of incorporation authorizes 5,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Net Perceptions without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any of the preferred stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Our amended and restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of common stock.

Certificate of incorporation and bylaws

     Blank check preferred stock. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

     Stockholder action. Our certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. This provision could discourage potential acquisition proposals and could delay or prevent a change of control of Net Perceptions because a potential acquisition of Net Perceptions could not be approved by the stockholders without a duly called meeting.

     Requirements for advance notification of stockholder nominations and proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices at least 120 days prior to the anniversary date of the proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders. The bylaws also include requirement of advance notice for making nominations at special meetings. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting.

Delaware anti-takeover statute

     We are subject to section 203 of the Delaware General Corporation Law, which restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered under this provision to be a person owning 15% or more of the corporation's outstanding voting stock. Delaware law restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of the corporation's outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock, Delaware law prohibits significant business transactions such as:

     - a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the 15% stockholder; or

     - any other transaction that would increase the 15% stockholder's proportionate ownership of any class or series of capital stock.

The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

     The prohibition against these transactions does not apply if:

     - prior to the time that any stockholder became a 15% stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of the outstanding voting stock; or

     - the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation as a result of the transaction in which such stockholder acquired 15% or more of the outstanding voting stock.

     Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors and officers to the full extent permitted by Delaware law. Delaware law permits a corporation to indemnify any director, officer, employee or agent made or threatened to be made a party to any threatened, pending or completed proceeding if the person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition to the indemnification provided for in our certificate of incorporation and bylaws, we also have entered into agreements to indemnify each of our officers and directors.

     Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of Net Perceptions in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

REGISTRATION RIGHTS

     The holders of 1,759,013 shares of common stock are entitled to the following rights with respect to the registration of their shares under the Securities Act. Approximately 290,703 of those shares are being registered in this offering and those shares will cease to have registration rights.

     The holders of registration rights include investors that purchased shares of our Series A, Series B and Series C preferred stock, the holder of shares of common stock issued upon the conversion of a convertible promissory note and some of our present and former officers and founders. In addition, in connection with our acquisition of KD One, we granted registration rights to the former KD One stockholders.

     Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders with registration rights are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. Some of the stockholders benefitting from these rights also may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our diligent reasonable efforts to effect such registration. Further, some holders may require us to file additional registration statements on Form S-3 at our expense. These rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration in certain circumstances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Norwest Bank Minnesota, N.A.

LISTING

     Our common stock is currently quoted on the Nasdaq National Market under the trading symbol "NETP."

                        SHARES ELIGIBLE FOR FUTURE SALE

SALE OF RESTRICTED SHARES

     Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices of our common stock or our future ability to raise capital through an offering of equity securities.

     Upon completion of this offering, we will have 25,994,729 shares of common stock outstanding, based on shares outstanding as of December 31, 1999 and giving effect to the KD One acquisition. All of these shares are freely tradeable without restriction, with the following exceptions:

     - 2,068,992 shares that were issued in private transactions currently constitute "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933. All but 458,404 of these shares may be resold publicly at any time, subject to the volume and other restrictions of Rule 144. A total of 290,911 shares may be resold publicly, subject to the volume and other restrictions of Rule 144, beginning on April 23, 2000. The remaining 1,319,677 shares may be resold publicly, subject to the volume and other restrictions of Rule 144, beginning on February 14, 2001.

     - shares acquired in the open market but held by our "affiliates," as that term is defined in Rule 144, are subject to the volume and other restrictions of Rule 144.

     - shares held by our officers and directors, as well as some of our other stockholders, are subject to "lock-up" agreements that prohibit the public resale of those shares until 90 days after the effective date of this prospectus. These prohibitions are described in greater detail under "-- Lock-up agreements" below.

LOCK-UP AGREEMENTS

     We, our officers and directors, and some of our stockholders, including our selling stockholders, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the common stock, for a period of 90 days after the date of this prospectus, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to limited exceptions.

RULE 144

     In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which is expected to be approximately 259,947 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144 with the Securities and Exchange Commission.

     Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares proposed to be sold for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

RULE 701

     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us under a stock option plan or other written agreement prior to our initial public offering can resell those shares excluding the effect of the "lock-up" agreements described above, in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144. Approximately 458,404 shares of our outstanding common stock are eligible for resale under resale under Rule 701. Some of these shares are subject to the "lock-up" agreement with FleetBoston Robertson Stephens Inc. described above.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of approximately 1,319,677 shares of our common stock will be entitled to rights to registration of their shares under the Securities Act. After registration, these shares will become freely tradable without restrictions under the Securities Act. Any sales of securities by these shareholders could decrease the trading price of our common stock. A more detailed discussion of these registration rights is included in this prospectus under the heading "Description of Capital Stock -- Registration rights."

STOCK OPTIONS

     We have filed registration statements on Form S-8 to register approximately 6,970,657 shares of common stock reserved for issuance under our stock option plans and our Employee Stock Purchase Plan. Each year as the number of shares reserved for issuance under our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase plan automatically increases, we intend to file amendments to the registration statements covering the additional shares. As of December 31, 1999, options to purchase 2,548,766 shares of common stock were issued and outstanding under our stock option plans and 1,035,578 shares were reserved for issuance pursuant to future grants of stock options. In addition, as of December 31, 1999, 957,616 shares were reserved for issuance under our 1999 Employee Stock Purchase Plan. Shares registered under these registration statements will, upon the optionee's exercise and subject to vesting and lock-up provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market. We also intend to file a registration statement on Form S-8 to register approximately 268,914 shares of our common stock reserved for issuance under KD One's 1996 Stock Option Plan, which we assumed in connection with our acquisition of KD One.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc., Dain Rauscher Incorporated and Adams, Harkness & Hill, Inc. have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
FleetBoston Robertson Stephens Inc..........................
Chase Securities Inc........................................
U.S. Bancorp Piper Jaffray Inc..............................
Dain Rauscher Incorporated..................................
Adams, Harkness & Hill, Inc.................................
                                                              ----------
  Total.....................................................
                                                              ==========

     The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at that price less a concession of not in excess of $     per
share, of which $     may be reallowed to other dealers. After this offering,
the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Over-allotment option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 300,000 additional shares of common stock and the selling stockholders have granted the underwriters an option to purchase 127,500 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 2,850,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and the selling stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the total compensation to be paid to the underwriters by us and the selling stockholders who have granted us this option:

                                                                      WITHOUT       WITH
                                                             PER       OVER-        OVER-
                                                            SHARE    ALLOTMENT    ALLOTMENT
                                                            -----    ---------    ---------
Underwriting discounts and commissions payable by us......  $         $            $
Underwriting discounts and commissions payable by the
  selling stockholders....................................  $         $            $

     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $900,000.

Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-up agreements

     Each executive officer and director and certain other holders of our common stock have agreed, during the period of 90 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by these holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion, at any time or from time to time, without notice, release all or any portion of securities subject to the lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to various exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

Listing

     The common stock is currently quoted on the Nasdaq National Market under the trading symbol "NETP."

Stabilization

     The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Other compensation

     In connection with the KD One acquisition, FleetBoston Robertson Stephens Inc. was paid a commission of $1.2 million in cash for advisory services provided to us.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock we are offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

     The financial statements of Net Perceptions, Inc. and Knowledge Discovery One, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

     The registration statement, including exhibits and schedules thereto, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

                             NET PERCEPTIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NET PERCEPTIONS, INC.:
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 31, 1998 and
     1999...................................................   F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1997, 1998 and 1999.......................   F-4
  Consolidated Statement of Stockholders' Equity and
     Comprehensive Loss for the Years Ended December 31,
     1997, 1998 and 1999....................................   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1997, 1998 and 1999.......................   F-6
  Notes to Consolidated Financial Statements................   F-7

KNOWLEDGE DISCOVERY ONE, INC.:

  Report of Independent Accountants.........................  F-19
  Balance Sheets as of December 31, 1998 and 1999...........  F-20
  Statements of Operations for the Years Ended December 31,
     1997, 1998 and 1999....................................  F-21
  Statement of Stockholders' Deficit for the Years Ended
     December 31, 1997, 1998 and 1999.......................  F-22
  Statements of Cash Flows for the Years Ended December 31,
     1997, 1998 and 1999....................................  F-23
  Notes to Financial Statements.............................  F-24

PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED):

  Introduction to Pro Forma Combined Financial
     Information............................................  F-33
  Pro Forma Combined Balance Sheet as of December 31, 1999
     (unaudited)............................................  F-34
  Pro Forma Combined Statement of Operations for the Year
     Ended December 31, 1999 (unaudited)....................  F-35
  Notes to the Pro Forma Combined Financial Information
     (unaudited)............................................  F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Net Perceptions, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Net Perceptions, Inc. and its subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 27, 2000, except as to Note 12, which is as of February 14, 2000

                             NET PERCEPTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $    972    $ 17,457
  Short-term investments....................................        --      19,397
  Accounts receivable, net..................................     3,169       7,663
  Royalties receivable, net.................................       213       1,135
  Prepaid expenses and other current assets.................       142       1,373
                                                              --------    --------
          Total current assets..............................     4,496      47,025
Marketable securities.......................................        --       6,317
Investment in joint venture.................................        --         197
Property and equipment, net.................................     1,019       4,749
Other assets................................................       122         460
                                                              --------    --------
          Total assets......................................  $  5,637    $ 58,748
                                                              ========    ========
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    256    $  2,550
  Accrued expenses..........................................     1,410       3,296
  Deferred revenue..........................................     2,107       3,336
  Current portion of long-term liabilities..................       255         471
                                                              --------    --------
          Total current liabilities.........................     4,028       9,653
Long-term liabilities, net of current portion...............       538         707
                                                              --------    --------
          Total liabilities.................................     4,566      10,360
                                                              --------    --------
Commitments and contingencies (Notes 7 and 9)
Series A Convertible Redeemable Preferred Stock, at
  redemption value; $.0001 par value; 2,170,000 shares
  authorized; 2,168,130 shares issued and outstanding at
  December 31, 1998.........................................       650          --
                                                              --------    --------
Stockholders' equity:
  Series B Convertible Preferred Stock; $.0001 par value;
     4,000,000 shares authorized; 3,864,736 shares issued
     and outstanding at December 31, 1998...................        --          --
  Series C Convertible Preferred Stock; $.0001 par value;
     4,800,000 shares authorized; 4,635,834 shares issued
     and outstanding at December 31, 1998...................        --          --
  Preferred stock; $.0001 par value; 5,000,000 shares
     authorized; no shares issued or outstanding............        --          --
  Common stock; $.0001 par value; 50,000,000 shares
     authorized; 6,633,308 and 22,025,716 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively...........................................         1           2
  Additional paid-in capital................................    11,137      71,231
  Accumulated other comprehensive loss......................        --         (89)
  Accumulated deficit.......................................   (10,717)    (22,756)
                                                              --------    --------
          Total stockholders' equity........................       421      48,388
                                                              --------    --------
          Total liabilities, convertible redeemable
            preferred stock and stockholders' equity........  $  5,637    $ 58,748
                                                              ========    ========

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                      1997          1998          1999
                                                   ----------    ----------    -----------
Revenues:
  Product........................................  $      284    $    3,955    $    11,408
  Service and maintenance........................          33           522          3,721
                                                   ----------    ----------    -----------
          Total revenues.........................         317         4,477         15,129
                                                   ----------    ----------    -----------
Cost of revenues:
  Product........................................          14            52            286
  Service and maintenance........................          30           373          2,735
                                                   ----------    ----------    -----------
          Total cost of revenues.................          44           425          3,021
                                                   ----------    ----------    -----------
Gross margin.....................................         273         4,052         12,108
                                                   ----------    ----------    -----------
Operating expenses:
  Sales and marketing............................       3,063         4,980         12,099
  Research and development.......................       1,372         2,314          8,194
  General and administrative.....................         585         1,424          3,725
  Stock compensation expense (see Note 7)........          --           366          1,495
                                                   ----------    ----------    -----------
          Total operating expenses...............       5,020         9,084         25,513
                                                   ----------    ----------    -----------
Loss from operations.............................      (4,747)       (5,032)       (13,405)
                                                   ----------    ----------    -----------
Other income (expense):
  Interest income................................          87           197          1,841
  Interest expense...............................         (56)          (89)          (212)
  Other expense..................................          (6)          (44)          (263)
                                                   ----------    ----------    -----------
          Total other income.....................          25            64          1,366
                                                   ----------    ----------    -----------
Net loss.........................................  $   (4,722)   $   (4,968)   $   (12,039)
                                                   ==========    ==========    ===========
Basic and diluted net loss per share.............  $    (3.01)   $    (1.40)   $     (0.78)
                                                   ==========    ==========    ===========
Shares used in computing basic and diluted net
  loss per share.................................   1,569,244     3,545,516     15,402,419
                                                   ==========    ==========    ===========
Unaudited pro forma basic and diluted net loss
  per share......................................                              $     (0.64)
                                                                               ===========
Shares used in computing unaudited pro forma
  basic and diluted net loss per share...........                               18,851,478
                                                                               ===========

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                      SERIES B              SERIES C
                                     CONVERTIBLE           CONVERTIBLE
                                   PREFERRED STOCK       PREFERRED STOCK     PREFERRED STOCK      COMMON STOCK       ADDITIONAL
                                 -------------------   -------------------   ---------------   -------------------    PAID-IN
                                   SHARES     AMOUNT     SHARES     AMOUNT   SHARES   AMOUNT     SHARES     AMOUNT    CAPITAL
                                 ----------   ------   ----------   ------   ------   ------   ----------   ------   ----------
Balance, December 31, 1996.....   3,864,736    $--             --    $--       --      $--      6,153,142    $  1     $ 3,976
Repurchase of unvested common
 stock.........................          --     --             --     --       --       --       (182,000)     --          (5)
Exercise of stock options......          --     --             --     --       --       --        306,250      --          31
Sale of Series C Preferred
 Stock, net of $391 of issuance
 costs.........................          --     --      3,919,224     --       --       --             --      --       5,625
Net loss.......................          --     --             --     --       --       --             --      --          --
                                 ----------    ---     ----------    ---       --      ---     ----------    ----     -------
Balance, December 31, 1997.....   3,864,736     --      3,919,224     --       --       --      6,277,392       1       9,627
Exercise of stock options......          --     --             --     --       --       --        355,916      --          54
Compensation relating to stock
 options.......................          --     --             --     --       --       --             --      --         366
Sale of Series C Preferred
 Stock, net of $9 of issuance
 costs.........................          --     --        716,610     --       --       --             --      --       1,090
Net loss.......................          --     --             --     --       --       --             --      --          --
                                 ----------    ---     ----------    ---       --      ---     ----------    ----     -------
Balance, December 31, 1998.....   3,864,736     --      4,635,834     --       --       --      6,633,308       1      11,137
Conversion of preferred stock
 to common stock...............  (3,864,736)    --     (4,635,834)    --       --       --     10,668,700       1         650
Proceeds from initial public
 offering, net of $5,543 of
 offering costs................          --     --             --     --       --       --      4,197,500      --      53,213
Conversion of note payable to
 common stock..................          --     --             --     --       --       --        290,911      --       4,073
Exercise of common stock
 warrant.......................          --     --             --     --       --       --         10,565      --          16
Issuance of common stock under
 employee stock purchase
 plan..........................          --     --             --     --       --       --         42,384      --         505
Exercise of stock options......          --     --             --     --       --       --        287,984      --         169
Repurchase of unvested common
 stock.........................          --     --             --     --       --       --       (105,636)     --         (27)
Compensation relating to stock
 options.......................          --     --             --     --       --       --             --      --       1,495
Unrealized loss on
 available-for-sale
 investments...................          --     --             --     --       --       --             --      --          --
Foreign currency translation
 adjustments...................          --     --             --     --       --       --             --      --          --
Net loss.......................          --     --             --     --       --       --             --      --          --
                                 ----------    ---     ----------    ---       --      ---     ----------    ----     -------
Balance, December 31, 1999.....          --    $--             --    $--       --      $--     22,025,716    $  2     $71,231
                                 ==========    ===     ==========    ===       ==      ===     ==========    ====     =======


                                  ACCUMULATED
                                     OTHER                         TOTAL
                                 COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'   COMPREHENSIVE
                                     LOSS          DEFICIT        EQUITY           LOSS
                                 -------------   -----------   -------------   -------------
Balance, December 31, 1996.....      $ --         $ (1,027)      $  2,950
Repurchase of unvested common
 stock.........................        --               --             (5)
Exercise of stock options......        --               --             31
Sale of Series C Preferred
 Stock, net of $391 of issuance
 costs.........................        --               --          5,625
Net loss.......................        --           (4,722)        (4,722)       $ (4,722)
                                     ----         --------       --------        --------
Balance, December 31, 1997.....        --           (5,749)         3,879        $ (4,722)
                                                                                 ========
Exercise of stock options......        --               --             54
Compensation relating to stock
 options.......................        --               --            366
Sale of Series C Preferred
 Stock, net of $9 of issuance
 costs.........................        --               --          1,090
Net loss.......................        --           (4,968)        (4,968)       $ (4,968)
                                     ----         --------       --------        --------
Balance, December 31, 1998.....        --          (10,717)           421        $ (4,968)
                                                                                 ========
Conversion of preferred stock
 to common stock...............        --               --            651
Proceeds from initial public
 offering, net of $5,543 of
 offering costs................        --               --         53,213
Conversion of note payable to
 common stock..................        --               --          4,073
Exercise of common stock
 warrant.......................        --               --             16
Issuance of common stock under
 employee stock purchase
 plan..........................        --               --            505
Exercise of stock options......        --               --            169
Repurchase of unvested common
 stock.........................        --               --            (27)
Compensation relating to stock
 options.......................        --               --          1,495
Unrealized loss on
 available-for-sale
 investments...................       (89)              --            (89)       $    (89)
Foreign currency translation
 adjustments...................        --               --             --              --
Net loss.......................        --          (12,039)       (12,039)        (12,039)
                                     ----         --------       --------        --------
Balance, December 31, 1999.....      $(89)        $(22,756)      $ 48,388        $(12,128)
                                     ====         ========       ========        ========

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998        1999
                                                              -------    -------    --------
Cash flows from operating activities:
  Net loss..................................................  $(4,722)   $(4,968)   $(12,039)
  Reconciliation of net loss to net cash used by operating
    activities:
    Depreciation and amortization...........................      140        284         826
    Provision for doubtful accounts.........................       28        294         534
    Compensation related to stock options...................       --        366       1,495
    Equity in losses of joint venture.......................       --         --         197
    Changes in assets and liabilities:
       Accounts receivable..................................     (187)    (3,299)     (5,028)
       Royalties receivable.................................       --       (213)       (922)
       Prepaid expenses and other current assets............        6         (9)       (781)
       Other assets.........................................      (25)       (79)       (338)
       Accounts payable.....................................       48        (24)      2,294
       Accrued expenses.....................................       68      1,188       1,959
       Deferred revenue.....................................       81      2,026       1,229
       Other long-term liabilities..........................       --         --         325
                                                              -------    -------    --------
         Net cash used by operating activities..............   (4,563)    (4,434)    (10,249)
                                                              -------    -------    --------
Cash flows from investing activities:
  Purchases of short-term investments and marketable
    securities..............................................   (3,439)        --     (26,803)
  Sales and maturities of short-term investments............    1,757      3,439       1,000
  Investment in joint venture...............................       --         --        (394)
  Purchases of property and equipment.......................       --       (442)     (4,556)
                                                              -------    -------    --------
         Net cash (used) provided by investing activities...   (1,682)     2,997     (30,753)
                                                              -------    -------    --------
Cash flows from financing activities:
  Proceeds from initial public offering, net of $5,543 of
    offering costs..........................................       --         --      53,213
  Proceeds from borrowings under notes payable..............       --         --       4,000
  Proceeds from sale of preferred stock.....................    5,625      1,090          --
  Proceeds from issuance of stock under employee stock
    purchase plan...........................................       --         --         505
  Proceeds from exercise of stock options and warrants, net
    of repurchases..........................................       26         54         159
  Principal payments under capital lease obligations and
    notes payable...........................................      (63)      (142)       (390)
                                                              -------    -------    --------
         Net cash provided by financing activities..........    5,588      1,002      57,487
                                                              -------    -------    --------
Net (decrease) increase in cash and cash equivalents........     (657)      (435)     16,485
Cash and cash equivalents at beginning of year..............    2,064      1,407         972
                                                              -------    -------    --------
Cash and cash equivalents at end of year....................  $ 1,407    $   972    $ 17,457
                                                              =======    =======    ========
Supplemental schedule of non-cash investing and financing
  activities:
  Conversions of preferred stock to common stock............  $    --    $    --    $    651
  Conversion of note payable to common stock................       --         --       4,073
  Capital lease obligations incurred........................      414        472          --
  Insurance policy financed with note payable...............       --         --         450
Supplemental schedule of cash activity:
  Interest paid.............................................       52         91         123

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  ORGANIZATION

     Net Perceptions, Inc. (the "Company" or "Net Perceptions") was incorporated under the laws of the state of Delaware on July 3, 1996. Net Perceptions develops, markets and supports real time personalization and precision marketing software solutions. The Company's core technology, the real time recommendation engine, enables these capabilities to be embedded in a variety of applications offered over the web and in other environments. Sales to customers located outside of the United States totaled 27%, 13% and 16% of total revenues in 1997, 1998 and 1999, respectively. International sales to one customer in Japan totaled 22% of total revenues in 1997. International sales to customers in any one individual foreign country did not exceed 10% of total revenues in 1998 or 1999.

     Net Perceptions is subject to risks and uncertainties common to technology-based companies, including rapid technological change, growth of the Internet and electronic commerce, dependence on principal products and third-party technology, new product development and acceptance, actions of competitors, dependence on key personnel, international expansion, lengthy sales cycle, availability of sufficient capital and a limited operating history.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

     The consolidated financial statements include accounts of the Company and its wholly owned subsidiary operating in the United Kingdom. All significant intercompany accounts and transactions have been eliminated. The Company's foreign subsidiary was formed in late 1999. Revenues and identifiable assets attributable to the Company's foreign subsidiary was less than 10% of their respective totals. The equity method of accounting is used to account for the Company's equity investment in a Japanese joint venture (see Note 8).

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

     Net Perceptions recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4, "Deferral of the Effective Date of a Provision of Statement of Position 97-2." The Company derives revenues from software licenses, software maintenance and professional services. Maintenance includes telephone and Web-based technical support, bug fixes and rights to unspecified upgrades on a when-and-if available basis. Professional services include implementation, training and consulting.

     In software arrangements that include rights to multiple software products, specified upgrades, maintenance or services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

objective evidence. In software arrangements in which the Company does not have vendor-specific objective evidence, revenue is deferred until the earlier of when vendor-specific objective evidence is determined for all elements or when all elements have been delivered. Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collection is probable. If the fee due from the customer is not fixed or determinable, revenues are recognized as payments become due from the customer. If the Company does not consider collection to be probable, then revenues are recognized when the fee is collected. Revenues allocable to maintenance are recognized on a straight-line basis over the periods in which it is provided. The Company evaluates arrangements that include professional services to determine whether those services are essential to the functionality of other elements of the arrangement. When professional services are considered essential, revenues from the arrangement are recognized using contract accounting, generally on a percentage of completion basis. When the Company does not consider the professional services to be essential, revenues allocable to the services are recognized as they are performed.

     The allowance for doubtful accounts was $28, $300 and $672 at December 31, 1997, 1998 and 1999, respectively.

Concentrations of credit risk and significant customers

     Financial instruments that potentially subject Net Perceptions to credit risk consist primarily of accounts receivable. To minimize this risk, ongoing credit evaluations of customers' condition are performed. Net Perceptions grants credit to customers in the ordinary course of business. Two customers accounted for approximately 22% and 19% of total revenues during 1997. There were no customers in 1998 that exceeded 10% of total revenues or 10% of total receivables at December 31, 1998. One customer accounted for approximately 11% of total revenues during 1999. Accounts receivable from one customer represented approximately 22% of total receivables at December 31, 1999. Royalties receivable are from the same customer at both December 31, 1998 and 1999.

Cash equivalents, short-term investments and marketable securities

     Cash equivalents, short-term investments and marketable securities consist principally of commercial paper, government agency notes and money market funds. The Company classifies as cash equivalents, investments with original maturities of 90 days or less and which are readily convertible to cash. The Company determines the appropriate classification of short-term investments and marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Currently, all of the Company's short-term investments and marketable securities are classified as available-for-sale. Available-for-sale securities are stated at fair market value with unrealized holding gains or losses recorded as separate component of stockholders' equity.

Fair value of financial instruments

     The carrying amounts of the Company's financial instruments, which include cash equivalents, short-term investments, marketable securities, accounts receivable, accounts payable, accrued expenses and capital lease obligations, approximate their fair values at December 31, 1998 and 1999.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Property and equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful lives of the individual assets or the underlying lease term (in the case of capital lease equipment). Estimated useful lives generally range from three to five years.

Other assets

     Other assets consist primarily of capital and operating lease deposits.

Research and development

     Research and development expenditures, which include software development costs, are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established, which Net Perceptions defines as the completion of a working model. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Income taxes

     Net Perceptions calculates income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not considered more likely than not.

Advertising expense

     Net Perceptions recognizes advertising expense as incurred. Advertising expense has been insignificant since inception.

Net loss per share

     Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding, excluding shares of common stock subject to repurchase. Such shares of common stock subject to repurchase, which consisted primarily of founders' shares, aggregated 3,675,232, 2,270,370 and 818,681 at December 31, 1997, 1998 and 1999, respectively (see Note 7). Diluted net loss per share does not differ from basic net loss per share since potential shares of common stock from conversion of preferred stock, stock options and warrants and outstanding shares of common stock subject to repurchase are anti-dilutive for all periods presented. Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

preferred stock into shares of common stock, as if the shares had converted immediately upon their issuance.

Foreign currency translation

     All assets and liabilities of the Company's foreign subsidiary and affiliate are translated from local currencies to United States dollars at period end rates of exchange, while revenues and expenses are translated at the average exchange rates during the period. The functional currency for each of the Company's foreign subsidiary and affiliate is the respective local currency. Translation adjustments arising from the translation of net assets located outside of the United States into United States dollars are recorded as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of operations and are not significant.

Comprehensive income

     Comprehensive income, as defined by SFAS No. 130, "Reporting Comprehensive Income," includes net income (loss) and items defined as other comprehensive income. SFAS No. 130 requires that items defined as other comprehensive income
(loss), such as foreign currency translation adjustments and unrealized gains and losses on certain investments in debt securities, be separately classified in the financial statements. Such disclosures are included in the consolidated statements of stockholders' equity and comprehensive loss.

Stock-based compensation

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosures provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Recently issued accounting pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new statement establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," is effective for the Company beginning January 1, 2001. Net Perceptions does not expect SFAS No. 133 to materially affect its financial position or results of operations.

     In January 1999, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." This SOP requires use of the residual method for recognition of revenue when vendor-specific objective evidence exists for undelivered elements but does not exist for delivered elements of software arrangements. SOP 98-9 is effective for the Company for transactions entered into beginning January 1, 2000. Net Perceptions does not expect SOP 98-9 to materially affect its financial position or results of operations.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3.  FINANCIAL STATEMENT COMPONENTS

     Property and equipment consist of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998     1999
                                                              ------   -------
Computer hardware...........................................  $  710   $ 2,561
Leasehold improvements......................................     233     1,223
Purchased computer software.................................     230       908
Furniture, fixtures and equipment...........................     218     1,255
                                                              ------   -------
                                                               1,391     5,947
Less: Accumulated depreciation and amortization.............    (372)   (1,198)
                                                              ------   -------
                                                              $1,019   $ 4,749
                                                              ======   =======

     Property and equipment include assets under capital leases of $1,001 at both December 31, 1998 and 1999.

     Accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Accrued wages and benefits..................................  $  626    $1,650
Accrued equipment and leasehold improvements................     225       226
Other accrued expenses......................................     559     1,420
                                                              ------    ------
                                                              $1,410    $3,296
                                                              ======    ======

4.  INCOME TAXES

     For income tax purposes, Net Perceptions has available net operating loss carryforwards of approximately $18,100 and research and development credit carryforwards of $140 at December 31, 1999. The net operating loss and research and development credit carryforwards expire in 2011 through 2019 if not previously utilized. The utilization of these carryforwards may be subject to limitations based on future changes in ownership of Net Perceptions pursuant to Internal Revenue Code Section 382. Future tax benefits have not been recognized in the financial statements as their utilization is not considered more likely than not based on the weight of available information.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Net Perceptions' deferred tax assets (liabilities) are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
  Net operating loss carryforwards........................    $ 3,574    $ 6,156
  Research and development credit carryforwards...........         88        140
  Accrued vacation and other current liabilities..........        407        664
  Accounts receivable allowance...........................         98        262
                                                              -------    -------
     Total deferred tax assets............................      4,167      7,222
Valuation allowance.......................................     (4,167)    (7,222)
                                                              -------    -------
     Total net deferred income taxes......................    $    --    $    --
                                                              =======    =======

5.  TECHNOLOGY LICENSE

     Effective July 31, 1996, Net Perceptions entered into a license agreement with the University of Minnesota. Under the terms of the agreement, Net Perceptions received a worldwide license to use and sell certain information and intellectual property rights relating to an information filtering technique developed by the University of Minnesota. Net Perceptions has further developed this technology. The license agreement ends upon the expiration of the legal life of the patents underlying the technology or invalidation of the licensed technology by other third-party patents. The license may also be terminated by Net Perceptions with a sixty-day notice and by the University of Minnesota if Net Perceptions has a material breach or default of the terms of the agreement.

     On October 13, 1997, Net Perceptions entered into an amendment to the July 31, 1996 license agreement whereby Net Perceptions obtained all rights and licenses relating to improvements resulting from continued research by the University of Minnesota relating to the information filtering technology. Research and development fees payable to the University of Minnesota under the amendment equal $20 for each of three planned academic research years (1998-2000). In October 1997, 1998 and 1999, Net Perceptions paid the University of Minnesota $20 in each year under the terms of the amendment. For the years ended December 31, 1997, 1998 and 1999, $5, $20 and $20, respectively, were recognized as research and development expenses under this agreement. Under the amendment, Net Perceptions may be required to issue up to 36,000 stock options for each of the three academic research years based on improvements to the information technology that are patentable. Any stock options granted would have an exercise price based on the fair market value of Net Perceptions' common stock on the date of grant and would be accounted for in the financial statements based on the fair value of the options. To date no such options have been granted.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6.  LONG-TERM LIABILITIES

     Long-term liabilities consist of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                              1998      1999
                                                              -----    ------
Capital leases..............................................  $ 793    $  534
Note payable................................................     --       319
Deferred rent...............................................     --       325
                                                              -----    ------
                                                                793     1,178
Less: Current portion.......................................   (255)     (471)
                                                              -----    ------
                                                              $ 538    $  707
                                                              =====    ======

Capital leases

     Net Perceptions maintained a lease line of credit with a leasing company for the acquisition of property and equipment under capital lease arrangements. The lease line of credit expired on December 31, 1999. The initial term of any loan under the agreement is 42 months from the borrowing date and has an effective interest rate of 14%. Monthly payments are equal to 2.8% of the original amount borrowed. Existing borrowings bear interest at 15.9% to 16.8% and are due in varying monthly installments through July 2002. As of December 31, 1998 and 1999, $1,001 had been drawn on the lease line of credit, exclusive of any repayments. Future minimum payments are as follows:

YEAR ENDING DECEMBER 31,
  2000..................................................  $ 315
  2001..................................................    220
  2002..................................................    101
                                                          -----
  Total minimum lease payments..........................    636
  Less: Amount representing interest....................   (102)
                                                          -----
  Present value of net minimum lease payments...........    534
  Less: Current portion.................................   (246)
                                                          -----
                                                          $ 288
                                                          =====

Note payable

     In June 1999, the Company financed a multi-year directors' and officers' insurance policy with a $450 note payable. The note bears interest at 6.0% and is due in 24 monthly installments of $20, including interest. Principal payments on the note payable are $225 in 2000 and $94 in 2001.

7.  STOCKHOLDERS' EQUITY

     Net Perceptions is authorized to issue two classes of stock designated as common and preferred. As of December 31, 1999, the total number of shares that Net Perceptions was authorized to issue was 55,000,000 shares, of which 50,000,000 were common stock and 5,000,000 were preferred stock.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Series A, Series B and Series C Preferred stock

     At December 31, 1998, shares of the Company's preferred stock were convertible, at the option of the holder, into common stock on a share for share basis, had voting rights and provided for certain preferential dividend, liquidation, redemption and other rights. All shares of the Company's preferred stock outstanding at December 31, 1998 (10,668,700 shares) were converted to common stock in connection with Net Perceptions' April 1999 initial public offering ("IPO"). There was no preferred stock outstanding at December 31, 1999.

     Redemption of the Series A Preferred Stock was mandatory, at the holder's election, at $.30 per share plus any declared but unpaid dividends in three annual installments commencing August 1, 2002, if not previously converted or otherwise redeemed. The Series A Preferred Stock was reflected at redemption value at December 31, 1998. Shares of the Series B and Series C Preferred Stock were not redeemable. No dividends have been declared.

Stock warrant

     On October 28, 1997, Net Perceptions issued a warrant to purchase Series C Preferred Stock to a bank pursuant to a business loan agreement that expired in 1998. The warrant was for shares of Series C Preferred Stock at $1.535 per share, but converted to a warrant for shares of common stock upon the closing of the IPO in April 1999. The warrant had a nominal value on the date of issuance and was exercised in August 1999.

Common stock

     Total shares of common stock outstanding at December 31, 1999 were 22,025,716, of which 818,681 are subject to a repurchase option, which is at Net Perceptions' discretion, at the original sale price in the event the employee holding the shares leaves Net Perceptions. In general, Net Perceptions' repurchase option expires to the extent of 25% of the applicable shares after the first year of service and then in equal amounts over the next 36 months. The remaining repurchase option on shares of common stock, including common stock underlying unexercised stock options may be accelerated in the event of a change in control.

Loan converted to common stock

     On February 4, 1999, a foreign corporate investor loaned $4,000 to Net Perceptions at an interest rate of 8%. The note and accrued interest were converted into 290,911 shares of unregistered common stock in April 1999 in connection with Net Perceptions' IPO. The note and accrued interest converted to common stock at the IPO offering price of $14 per share.

Stock option plans

     Net Perceptions' 1996 stock option plan (the "1996 Plan") provides for the issuance of both incentive and nonqualified stock options to employees. The incentive options allow the holder to purchase shares of Net Perceptions' common stock at fair market value on the date of the grant, subject to certain repurchase rights held by Net Perceptions. For options granted to holders of more than 10% of the outstanding common stock, the option price at the date of the grant must be at least equal to 110% of the fair market value of the stock. A total of 1,932,216 shares of common stock are

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

reserved for issuance under the 1996 Plan. Stock options are immediately exercisable but are subject to certain discretionary repurchase rights by Net Perceptions, and generally expire ten years from the date of grant. In general, common stock underlying options are subject to repurchase by Net Perceptions at the original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months.

     In February 1999, Net Perceptions' board of directors adopted the 1999 Equity Incentive Plan (the "1999 Plan"), which provides for the issuance of both incentive and nonqualified stock options. The options allow the holder to purchase shares of Net Perceptions' common stock at fair market value on the date of the grant, subject to certain repurchase rights held by Net Perceptions. The total number of options available for future grant under the 1999 Plan is 555,578. The 1999 Plan replaced the 1996 Plan upon the closing of the IPO in April 1999. On January 1, 2000, 2001 and 2002, the number of options available for future grant under the 1999 Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, by 1,500,000 shares. Stock options typically vest over four years and generally expire ten years from the date of grant.

     In February 1999, the board of directors adopted the 1999 Non-Employee Director Option Plan (the "1999 Non-Employee Plan") under which incentive and nonqualified stock options are granted to non-employee directors of the Company. During the year ended December 31, 1999, 20,000 options were granted under the plan. A total of 480,000 options are available for future grant under the 1999 Non-Employee Plan. Stock options typically become exercisable over a two year period after issuance and expire ten years from the date of grant.

     Net Perceptions records compensation related to stock options using the intrinsic value method of APB No. 25. Compensation related to stock options granted in 1998 and 1999 below fair market value was $3,146. Such compensation is considered deferred compensation and amortized over the four-year repurchase period of the common stock underlying the related options. Stock compensation expense of $366 and $1,495 was recognized during the years ended December 31, 1998 and 1999, respectively. No stock compensation expense was recognized in 1997. With respect to options granted through December 31, 1999, stock compensation expense of $704, $377, $138 and $66 will be recognized in the years ending December 31, 2000, 2001, 2002 and 2003, respectively.

     If stock compensation expense for the years ended December 31, 1998 and 1999 had been allocated across all relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Sales and marketing.........................................  $258    $  784
Research and development....................................    58       431
General and administrative..................................    50       280
                                                              ----    ------
                                                              $366    $1,495
                                                              ====    ======

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     A summary of activity of the Company's stock option plans is presented below:

                                                                   WEIGHTED AVERAGE
                                                       SHARES       EXERCISE PRICE
                                                      ---------    ----------------
Outstanding, December 31, 1996......................         --             --
  Granted...........................................  1,212,000         $ 0.11
  Exercised.........................................   (306,250)        $ 0.10
  Forfeited.........................................   (275,750)        $ 0.10
                                                      ---------
Outstanding, December 31, 1997......................    630,000         $ 0.12
  Granted...........................................  1,204,564         $ 0.61
  Exercised.........................................   (355,916)        $ 0.16
  Forfeited.........................................    (62,084)        $ 0.16
                                                      ---------
Outstanding, December 31, 1998......................  1,416,564         $ 0.52
  Granted...........................................  1,524,986         $13.67
  Exercised.........................................   (287,984)        $ 0.62
  Forfeited.........................................   (104,800)        $ 8.84
                                                      ---------
Outstanding, December 31, 1999......................  2,548,766         $ 8.04
                                                      =========

     The following table summarizes information about fixed-price stock options outstanding at December 31, 1999:

                                 OPTIONS OUTSTANDING
                  -------------------------------------------------        OPTIONS EXERCISABLE
                                WEIGHTED-AVERAGE                      ------------------------------
   RANGE OF         NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
 $0.10 -  $0.25      621,806          8.08              $ 0.20           621,806         $ 0.20
 $0.50 -  $0.98      373,200          8.17              $ 0.85           373,200         $ 0.85
 $1.13 -  $5.50      384,626          9.02              $ 4.24           384,626         $ 4.24
 $7.50 - $14.00      552,584          9.26              $12.27           552,584         $12.27
$15.75 - $16.75      373,300          9.76              $16.01             4,934         $15.91
$17.00 - $25.00      193,250          9.52              $20.05             7,833         $17.29
    $35.88            50,000          9.92              $35.88                --             --
                   ---------                                           ---------
                   2,548,766          8.88              $ 8.04         1,944,983         $ 4.66
                   =========                                           =========

     At December 31, 1999, 1,827,255 outstanding options are subject to certain repurchase rights by the Company.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     For the purposes of the SFAS No. 123 pro forma disclosures below, the estimated fair value of the options is amortized to expense over the four year repurchase period of the common stock underlying the related options. Had compensation cost for Net Perceptions' stock plan been determined based on the minimum value at the grant date for awards during 1997, 1998 and 1999 consistent with the provisions of SFAS No. 123, Net Perceptions' net loss and basic and diluted net loss per share for the years ended December 31, 1997, 1998 and 1999 would have been the pro forma amounts indicated below:

                                                            1997       1998        1999
                                                           -------    -------    --------
Net loss:
  As reported............................................  $(4,722)   $(4,968)   $(12,039)
  Pro forma..............................................   (4,734)    (4,979)    (12,202)
Basic and diluted net loss per share:
  As reported............................................  $ (3.01)   $ (1.40)   $  (0.78)
  Pro forma..............................................    (3.02)     (1.40)      (0.79)

     The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999, respectively; dividend yield of 0% for all years; risk-free interest rates of 6.1%, 5.4% and 5.8%; expected lives of 5 years, and a volatility factor of 66% for 1999 grants after the IPO in April 1999. Volatility factors were not used for periods prior to the IPO as this factor is not applicable to non-public companies for these fair value calculations. The weighted-average fair value of options granted during 1997, 1998 and 1999 using the Black-Scholes option-pricing model was $0.03, $1.56 and $8.24 per share, respectively.

Employee Stock Purchase Plan

     In February 1999, Net Perceptions' board of directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"). The number of shares of common stock reserved for issuance under the Purchase Plan is 1,000,000. During 1999, 42,384 shares were issued under the Purchase Plan.

Stock split

     On March 22, 1999, Net Perceptions' board of directors authorized a 2-for-1 stock split of the then issued and outstanding capital stock. All references to common stock amounts and preferred stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the stock split.

8.  JOINT VENTURE

     In July 1999, Net Perceptions entered into a joint venture agreement under which the Company and three other companies formed Net Perceptions Japan ("NPJ"), for the purpose of distributing Net Perceptions' and other non-competing software products in Japan. Under the agreement, Net Perceptions contributed capital of $394 for a 45% interest in the joint venture. Net Perceptions accounts for this joint venture investment using the equity method of accounting, recording its share of income or loss in the income statement and correspondingly adjusting the carrying value of the investment. In 1999, Net Perceptions, recorded its 45% share of losses in NPJ, which were $197.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

 9.  OPERATING LEASES

     Net Perceptions has entered into operating lease commitments for its office space. Minimum future lease payments due under the agreements are as follows:

                YEAR ENDING DECEMBER 31,
                ------------------------
  2000..................................................  $1,206
  2001..................................................   1,121
  2002..................................................     991
  2003..................................................   1,001
  2004..................................................     405
  2005 and after........................................   1,027
                                                          ------
                                                          $5,751
                                                          ======

     Rent expense totaled $145, $214 and $847 for the years ended December 31, 1997, 1998 and 1999, respectively.

10.  401(k) PLAN

     Net Perceptions has adopted a 401(k) employee retirement plan under which eligible employees may contribute up to 25% of their annual compensation, subject to certain limitations. Employees vest immediately in their contributions and earnings thereon. The plan allows for, but does not require, Net Perceptions matching contributions. Net Perceptions has not made any such matching contributions.

11.  SEGMENT DATA

     Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Net Perceptions operates in one segment, selling software products and related services. Substantially all product and service revenues through December 31, 1999 have been attributable to the Net Perceptions for E-commerce and Net Perceptions Recommendation Engine software products. Service revenues through December 31, 1999 have been derived principally from implementation and support of the Company's software products. The Company's chief operating decision maker evaluates revenue and profitability performance on an enterprise-wide basis to make operating and strategic decisions. In addition, the Company does not allocate operating expenses to any segments, nor does it allocate specific assets to any segments. Therefore, segment information is identical to the consolidated balance sheet and consolidated statement of operations.

12.  SUBSEQUENT EVENT

     On February 14, 2000, Net Perceptions completed the acquisition of Knowledge Discovery One, Inc. ("KD One"). KD One is a leading supplier of advanced data analysis solutions for multi-channel retailers. In this transaction, the Company acquired all of the outstanding securities of KD One in exchange for 1,969,013 shares of common stock. As part of the acquisition, the Company also assumed all outstanding options to purchase KD One common stock. The Company has reserved 268,914 shares of its common stock for issuance upon the exercise of these options. The transaction will be accounted for under the purchase method of accounting. The total purchase price was approximately $118.2 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Knowledge Discovery One, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Knowledge Discovery One, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Austin, Texas
February 25, 2000

                         KNOWLEDGE DISCOVERY ONE, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
Current assets:
  Cash and cash equivalents.................................  $ 1,444    $  1,081
  Accounts receivable, net allowance for doubtful accounts
     of $0 and $25, respectively............................    1,235       1,708
  Prepaid expenses and other current assets.................      452         266
  Restricted cash...........................................       --         246
                                                              -------    --------
          Total current assets..............................    3,131       3,301
Property and equipment, net.................................      806         665
Restricted cash.............................................      246          --
Deposits and other assets...................................       22          21
                                                              -------    --------
          Total assets......................................  $ 4,205    $  3,987
                                                              =======    ========
  LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Borrowings under line of credit...........................  $   250    $    600
  Current maturities of long-term obligations...............      141         241
  Accounts payable..........................................      531         683
  Accrued liabilities.......................................      384         722
  Deferred revenue..........................................      114         867
                                                              -------    --------
          Total current liabilities.........................    1,420       3,113
Long-term obligations, net of current maturities............      690         413
Commitments (Note 6)
Redeemable convertible preferred stock, $.001 par value,
  8,000,000 and 10,650,000 shares authorized, respectively;
  7,570,810 and 10,490,192 shares issued and outstanding,
  respectively; liquidation value $10,178 and $16,016,
  respectively..............................................   10,607      73,431
Stockholders' deficit:
  Common stock, $.001 par value, 12,000,000, and 15,000,000
     shares authorized, respectively; 209,811 and 2,038,093
     shares issued and outstanding, respectively............       --           2
  Additional paid-in capital................................       --          --
  Deferred stock-based compensation.........................       --      (1,962)
  Accumulated deficit.......................................   (8,512)    (71,004)
  Treasury stock at cost (0 and 26,208 shares,
     respectively)..........................................       --          (6)
                                                              -------    --------
          Total stockholders' deficit.......................   (8,512)    (72,970)
                                                              -------    --------
          Total liabilities, redeemable convertible
             preferred stock and stockholders' deficit......  $ 4,205    $  3,987
                                                              =======    ========

     The accompanying notes are an integral part of these financial statements.

                         KNOWLEDGE DISCOVERY ONE, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997      1998       1999
                                                              -------   -------   --------
Revenue:
  License...................................................  $    --   $ 1,301   $    918
  Maintenance and services..................................      647     1,864      2,597
                                                              -------   -------   --------
          Total revenue.....................................      647     3,165      3,515
Cost of revenue:
  License...................................................       --       428        649
  Maintenance and services..................................      768     1,554      2,179
                                                              -------   -------   --------
          Total cost of revenue.............................      768     1,982      2,828
Gross profit (loss).........................................     (121)    1,183        687
Operating expenses:
  Sales and marketing.......................................      914     1,558      3,322
  Research and development..................................    1,387     2,473      2,980
  General and administrative................................      706     1,631      2,162
  Amortization of stock-based compensation (see Note 8).....       --        --        310
                                                              -------   -------   --------
          Total operating expenses..........................    3,007     5,662      8,774
                                                              -------   -------   --------
Operating loss..............................................   (3,128)   (4,479)    (8,087)
Other income (expense):
  Interest income...........................................       95        80         68
  Interest expense..........................................      (13)      (64)      (143)
  Loss on disposal of equipment.............................       --      (141)        (5)
                                                              -------   -------   --------
Net loss....................................................   (3,046)   (4,604)    (8,167)
Accretion on redeemable convertible preferred stock.........     (133)     (351)   (57,018)
                                                              -------   -------   --------
Net loss attributable to common stock.......................  $(3,179)  $(4,955)  $(65,185)
                                                              =======   =======   ========

   The accompanying notes are an integral part of these financial statements.

                         KNOWLEDGE DISCOVERY ONE, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       COMMON STOCK      ADDITIONAL     DEFERRED                                  TOTAL
                                    ------------------    PAID-IN     STOCK-BASED    ACCUMULATED   TREASURY   STOCKHOLDERS'
                                     SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT      STOCK        DEFICIT
                                    ---------   ------   ----------   ------------   -----------   --------   -------------
Balance at January 1, 1997........     62,000    $--      $    13       $    --       $   (402)      $--        $   (389)
Issuance of common stock to vendor
  for services....................      1,000     --           --            --             --        --              --
Issuance of common stock upon
  exercise of employee stock
  options.........................     40,000     --           --            --             --        --              --
Accretion on redeemable
  convertible preferred stock.....         --     --          (13)           --           (120)       --            (133)
Net loss..........................         --     --           --            --         (3,046)       --          (3,046)
                                    ---------    ---      -------       -------       --------       ---        --------
Balance at December 31, 1997......    103,000     --           --            --         (3,568)       --          (3,568)
Issuance of common stock upon
  exercise of employee stock
  options.........................    106,811     --           11            --             --        --              11
Accretion on redeemable
  convertible preferred stock.....         --     --          (11)           --           (340)       --            (351)
Net loss..........................         --     --           --            --         (4,604)       --          (4,604)
                                    ---------    ---      -------       -------       --------       ---        --------
Balance at December 31, 1998......    209,811     --           --            --         (8,512)       --          (8,512)
Issuance of common stock upon
  exercise of employee stock
  options.........................  1,828,282      2          284            --             --        --             286
Stock options issued to vendor....         --     --           21            --             --        --              21
Purchase of treasury stock........         --     --           --            --             --        (6)             (6)
Stock-based compensation..........         --     --        2,388        (1,962)            --        --             426
Accretion on redeemable
  convertible preferred stock.....         --     --       (2,693)           --        (54,325)       --         (57,018)
Net loss..........................         --     --           --            --         (8,167)       --          (8,167)
                                    ---------    ---      -------       -------       --------       ---        --------
Balance at December 31, 1999......  2,038,093    $ 2      $    --       $(1,962)      $(71,004)      $(6)       $(72,970)
                                    =========    ===      =======       =======       ========       ===        ========

   The accompanying notes are an integral part of these financial statements.

                         KNOWLEDGE DISCOVERY ONE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
Cash flows from operating activities:
  Net loss..................................................  $(3,046)   $(4,604)   $(8,167)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................      100        314        378
     Non-cash stock based compensation......................       --         --        447
     Loss on disposal of equipment..........................       --        141          2
     Provision for doubtful accounts........................       --         --         25
     Changes in assets and liabilities:
       Accounts receivable..................................     (160)      (998)      (498)
       Prepaid expenses and other current assets............      (27)      (425)       186
       Restricted cash......................................       --       (246)        --
       Deposits and other assets............................      (15)        (6)         1
       Accounts payable.....................................      289        162        152
       Deferred revenue.....................................       --        114        753
       Accrued liabilities..................................      (67)       346        338
                                                              -------    -------    -------
          Net cash used in operating activities.............   (2,926)    (5,202)    (6,383)
                                                              -------    -------    -------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (716)      (630)      (249)
  Proceeds from the sale of property and equipment..........       --         --         10
                                                              -------    -------    -------
          Net cash used in investing activities.............     (716)      (630)      (239)
                                                              -------    -------    -------
Cash flows from financing activities:
  Borrowings under line of credit...........................       --        250        350
  Proceeds from notes payable...............................      268        604         --
  Repayments of notes payable...............................       --       (327)      (118)
  Proceeds from sale leaseback transaction..................       --        310         --
  Repayments of capital lease obligations...................       --        (23)       (59)
  Repayment of note payable to related party................      (70)        --         --
  Proceeds from issuance of redeemable convertible preferred
     stock..................................................    3,770      6,178      5,839
  Offering costs of issuing redeemable convertible preferred
     stock..................................................      (35)       (20)       (33)
  Proceeds from issuance of common stock....................       --          5        286
  Purchase of treasury stock................................       --         --         (6)
  Proceeds from common stock purchased but unissued.........        6         --         --
                                                              -------    -------    -------
          Net cash provided by financing activities.........    3,939      6,977      6,259
                                                              -------    -------    -------
Net increase in cash and cash equivalents...................      297      1,145       (363)
Cash and cash equivalents at beginning of year..............        2        299      1,444
                                                              -------    -------    -------
Cash and cash equivalents at end of year....................  $   299    $ 1,444    $ 1,081
                                                              =======    =======    =======
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $    13    $    64    $   140
Supplemental disclosure of non-cash investing and financing
  activities:
  Conversion of bridge loan into Series A redeemable
     convertible preferred stock............................      230         --         --
  Issuance of previously unissued common stock..............       --          6         --
  Accretion on redeemable convertible preferred stock.......      133        351     57,018

   The accompanying notes are an integral part of these financial statements.

                         KNOWLEDGE DISCOVERY ONE, INC.

                         NOTES TO FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  ORGANIZATION

     Knowledge Discovery One, Inc. (the "Company"), formerly known as J.L. Supercomputing Resource, Inc., was founded as a Texas corporation on February 22, 1995 for the purpose of developing, marketing and supporting decision support products for retail applications. The Company has developed a retail software suite that allows customers to accurately forecast demand, measure promotion effectiveness, optimize inventory and allocations, and predict customer loyalty. The Company currently sells its product and provides consulting and data processing services to customers throughout North America.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

     Cash and cash equivalents consist of cash on hand and on deposit at banks. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of deposits in money market funds at December 31, 1998 and 1999.

Fair value of financial instruments

     The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, restricted cash and accrued liabilities, approximated fair value as of December 31, 1998 and 1999 due to the relatively short maturity of these instruments. The carrying amounts of the Company's borrowings under variable rate short-term and long-term debt instruments approximated their fair value at December 31, 1998 and 1999 due to their variable nature.

Property and equipment

     Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the respective assets or the term of the lease for capital leases and leasehold improvements. The useful lives are generally three to five years. Expenditures that increase the value or extend the life of the asset are capitalized, while the cost of maintenance and repairs are expensed as incurred. Upon disposal or retirement of assets, the cost and related accumulated depreciation are removed from the accounts, and the related gains or losses are reflected in operations.

Revenue recognition

     The Company's revenues are derived from product licensing revenues and fees for consulting, data processing and maintenance services.

     Product licensing revenues are recognized after shipment of the product, provided persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee for

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

the arrangement is fixed or determinable. Consulting and data processing revenues are recognized over the period in which the services are rendered. Maintenance revenue consists of maintenance and renewal fees for providing unspecified product updates on an if and when available basis and technical support for the Company's software products. Maintenance revenue is recognized ratably over the related service period, generally twelve months.

Advertising expenses

     Advertising expenses consist primarily of costs incurred promoting the Company's products and services, including public relations, trade shows, marketing collateral, etc. The Company expenses all advertising costs as incurred. The Company had $193, $119 and $188 in advertising expenses for the years ended December 31, 1997, 1998 and 1999, respectively.

Research and development

     Research and development costs are charged to operations as incurred. The Company capitalizes certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the completion of a working model and the point at which the product is ready for general release have been insignificant.

Impairment of long-lived assets

     The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Federal income taxes

     The Company accounts for income taxes in accordance with the liability method. This method requires that deferred taxes be computed annually utilizing the effective tax rates in effect when the temporary difference are expected to reverse and adjusted when new tax laws or rates are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Risks and uncertainties

     The Company's products are concentrated in the software industry which is highly competitive and subject to rapid technological change. The Company's operating results are significantly dependent on the Company's ability to market and develop its products. The inability of the Company to successfully market its products as a result of competition or other factors would have a material adverse effect on the Company's business financial condition and results of operations.

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3.  PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Computer equipment..........................................  $  804    $  978
Equipment under capital lease...............................     310       310
Furniture and fixtures......................................      30        69
Leasehold improvements......................................      22        33
                                                              ------    ------
                                                               1,166     1,390
Less: accumulated depreciation and amortization.............    (360)     (725)
                                                              ------    ------
                                                              $  806    $  665
                                                              ======    ======

     Amortization of equipment under capital leases is included in depreciation expense.

4.  LINE OF CREDIT

     On August 1998, the Company entered into a revolving credit agreement with a commercial bank that provides up to $2,000 in borrowings based on a formula using eligible assets. The line is collateralized by substantially all of the Company's assets. The maturity date of the line of credit is February 28, 2000. There is no commitment fee on the unused line of credit. The line of credit bears interest at the prime rate, which was 8.5% at December 31, 1999. At December 31, 1999, $600 was outstanding under this line of credit.

5.  LONG-TERM OBLIGATIONS

     Long-term obligations are comprised of the following:

                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1999
                                                              -----    -----
Note payable................................................  $ 544    $ 431
Capital lease obligations...................................    287      223
                                                              -----    -----
                                                                831      654
Less: current maturities....................................   (141)    (241)
                                                              -----    -----
                                                              $ 690    $ 413
                                                              =====    =====

     The note payable relates to the purchase of property and equipment and is due in monthly payments of $18 which includes principle and interest. The note bears interest at 15% and matures in February 2002. The note is collateralized by the purchased property. A full recourse, additional interest payment of 20% of the original borrowing amount is payable at the end of the term of the loan, but the Company has the option to extend payments for an additional year. Additionally, the lender received a warrant to purchase 23,121 shares of the Company's Series B redeemable convertible preferred stock (see Note 7).

     The Company's capital lease obligations are collaterialized by the underlying equipment. The Company is required to maintain a compensating balance relating to a leasing agreement deposit which is shown on the balance sheet as restricted cash.

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     Maturity of debt including line of credit, excluding capital lease obligations:

                  FISCAL YEAR                     TOTAL
                  -----------                     ------
2000............................................  $  768
2001............................................     221
2002............................................      42
                                                  ------
                                                  $1,031
                                                  ======

6.  COMMITMENTS

     The Company leases its facilities and certain other equipment under operating lease agreements. Rental expense under operating leases was $108, $380 and $556 for the years ended December 31, 1997, 1998 and 1999, respectively.

     As of December 31, 1999, future minimum rental commitments under these leases are as follows:

                        FISCAL YEAR                           CAPITAL    OPERATING
                        -----------                           -------    ---------
2000........................................................   $101       $  604
2001........................................................    101          456
2002........................................................     68          300
2003........................................................     --          315
2004........................................................     --           26
                                                               ----       ------
                                                                270       $1,701
                                                                          ======
Less amount representing interest on capital lease
  obligations...............................................    (47)
                                                               ----
Present value of minimum lease payments.....................    223
Less current portion of capital lease obligations...........    (74)
                                                               ----
                                                               $149
                                                               ====

7.  CONVERTIBLE PREFERRED STOCK

     As of December 31, 1999, the Company had authorization for the issuance of 10,650,000 shares of $.001 par value preferred stock and had designated the following series:

                                                        SHARES        SHARES       LIQUIDATION
                                                      DESIGNATED    OUTSTANDING    PREFERENCE
                                                      ----------    -----------    -----------
Series A convertible preferred stock................  4,000,000      4,000,000       $4,000
Series B convertible preferred stock................  3,593,931      3,570,810        6,177
Series C convertible preferred stock................  2,919,382      2,919,382        5,839

     The Series A, B and C preferred stock (the "preferred stock") carry a liquidation preference of $1.00, $1.73 and $2.00 per share, respectively.

     The preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. Each series of preferred stock will automatically convert upon the earliest of (i) the closing date of an underwritten public offering of the Company's common stock with aggregate proceeds of more than $15,000 and a per share offering price of at least $6.50 or (ii) the date of an affirmative election of the holders of a majority of the outstanding shares of

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

preferred stock. The Company has reserved 10,490,192 shares of common stock to permit conversion of the preferred stock in accordance with its terms.

     Holders of the preferred stock are entitled to one vote for each share of common stock into which such shares may be converted. Each share of preferred stock entitles the holder to receive dividends, if and when declared by the board of directors, prior to any dividend paid on the common stock. Dividends, if any, on preferred stock shall be declared at an annual rate of 10% of the original price paid per share per annum. Prior to January 1, 2002, such dividends shall not accumulate. As of December 31, 1999, no dividends have been declared. In the event of liquidation, the preferred stock has preference over the common stock in the amount equal to the original issue price plus declared but unpaid dividends. If at any time after January 13, 2004, the holders of at least 67% of the outstanding shares of Series A, B and C preferred stock then outstanding voting together as one class request, the Company will be required to redeem up to 50% of such holders' shares at the greater of (i) the original issue price per share plus any accrued but unpaid dividends or (ii) the fair market value per share as determined by an independent qualified appraiser. At any time after January 13, 2005, the holders of at least 67% of the outstanding shares of Series A, B and C preferred stock then outstanding voting together as one class request, the Company will be required to redeem up to 100% of such holders' shares at the greater of the original issue price per share plus any accrued but unpaid dividends and the fair market value per share as determined by an independent qualified appraiser.

     As of December 31, 1999, the value of the preferred stock included $57,502 of accretion relating to the increase in the fair market value of the preferred stock as it relates to the redemption value as noted above.

     A summary of the preferred stock activity for the years ended December 31, 1997, 1998 and 1999 is presented below:

                                                                 PREFERRED STOCK
                                                              ---------------------
                                                                SHARES      AMOUNT
                                                              ----------    -------
Balance, January 1, 1997....................................          --    $    --
  Issuance of Series A at $1.00 per share, net issuance
     costs..................................................   4,000,000      3,965
  Accretion of preferred stock..............................          --        133
                                                              ----------    -------
Balance, December 31, 1997..................................   4,000,000      4,098
  Issuance of Series B at $1.73 per share, net issuance
     costs..................................................   3,570,810      6,158
  Accretion of preferred stock..............................          --        351
                                                              ----------    -------
Balance, December 31, 1998..................................   7,570,810     10,607
  Issuance of Series C at $2.00 per share, net issuance
     costs..................................................   2,919,382      5,806
  Accretion of preferred stock..............................          --     57,018
                                                              ----------    -------
Balance, December 31, 1999..................................  10,490,192    $73,431
                                                              ==========    =======

8.  STOCKHOLDERS' DEFICIT

     The Company has adopted a 1996 Stock Option/Stock Issuance Plan (the "Plan"), providing for two separate equity programs: (i) the Option Grant Program providing for the granting of both incentive and non-statutory stock options and (ii) the Stock Issuance Program providing for the issuance of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company.

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     The Plan, as amended, provides for a maximum number of common shares to be issued of 3,709,727. Accordingly, the Company has reserved a sufficient number of shares of common stock to permit exercise of options or issuance of shares in accordance with the terms of the Plan. If an option expires or becomes unexercisable for any reason, options related to the unpurchased shares become available for grant. Generally, options granted under the Plan have a term of ten years from the date of grant and vest 25% of the total after the first year and ratably for the remaining three years of the vesting term. These options can be immediately exercised on the date of grant. The Company has the right to repurchase shares purchased through the exercise of options at the original exercise price. Incentive stock options can not be granted for less than 100% of the fair market value of the stock and non-statutory stock options can not be granted for less than 110% of the fair market value of the stock to any shareholder of the Company with a 10% or greater interest in the common stock of the Company.

     A summary of activity under the Company's Plan for the years ended December 31, 1997, 1998 and 1999 is presented below:

                                                                                 WEIGHTED
                                       AVAILABLE                    EXERCISE     AVERAGE
                                          FOR       OUTSTANDING      PRICE       EXERCISE
                                         GRANT        OPTIONS      PER SHARE      PRICE     AMOUNT
                                      -----------   -----------   ------------   --------   ------
Balance at January 1, 1997..........    2,801,636           --              --       --        --
Options approved for grant..........      408,091           --              --       --        --
Options granted.....................   (1,927,264)   1,927,264    $0.10 - 0.11    $0.11     $ 204
Options exercised...................           --      (40,000)             --     0.00        --
Options forfeited...................        6,000       (6,000)           0.10     0.10        (1)
                                      -----------   ----------                              -----
Balance at December 31, 1997........    1,288,463    1,881,264     0.10 - 0.11     0.11       203
Options granted.....................   (1,062,935)   1,062,935     0.10 - 0.19     0.13       140
Options exercised...................           --     (106,811)    0.10 - 0.17     0.10       (11)
Options forfeited...................      407,345     (407,345)    0.10 - 0.17     0.10       (42)
                                      -----------   ----------                              -----
Balance at December 31, 1998........      632,873    2,430,043     0.10 - 0.19                290
Options approved for grant..........      500,000           --
Options granted.....................   (1,404,965)   1,404,965     0.17 - 0.40     0.30       421
Options exercised...................           --   (1,828,282)    0.10 - 0.40     0.16      (286)
Options forfeited...................      338,510     (338,510)    0.10 - 0.40     0.18       (61)
Options repurchased.................       26,208           --              --       --        --
                                      -----------   ----------                              -----
Balance at December 31, 1999........       92,626    1,668,216     0.10 - 0.40              $ 364
                                      ===========   ==========                              =====
Weighted-average fair value of
  options granted:
  Year ended December 31, 1997......  $      0.03
  Year ended December 31, 1998......  $      0.04
  Year ended December 31, 1999......  $      1.75

     The Company has applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for the Plan. Accordingly, no compensation expense has been recognized for the Plan. Had compensation cost for the Plan been determined based upon the fair value at the grant date for awards under the Plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

for Stock-Based Compensation," the Company's net loss would have increased for the years ended December 31, 1997, 1998 and 1999:

                                                     1997       1998       1999
                                                    -------    -------    -------
Net loss:
  As reported.....................................  $(3,046)   $(4,604)   $(8,167)
  Pro forma.......................................   (3,047)    (4,637)    (8,189)

     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1997, 1998 and 1999: dividend yield of 0%, risk-free interest rate of 6.5% and expected lives of five years. Volatility of the Company's common stock underlying the options granted was not considered because the Company's equity securities are not publicly traded as of December 31, 1999.

     The following table summarizes information about fixed stock options outstanding and exercisable at December 31, 1999:

                                      NUMBER        WEIGHTED-AVERAGE
                                    OUTSTANDING   REMAINING CONTRACTUAL   WEIGHTED-AVERAGE
EXERCISE PRICE                      AT 12/31/99       LIFE (YEARS)         EXERCISE PRICE
--------------                      -----------   ---------------------   ----------------
$0.10 - $0.19                        1,206,366             7.9                 $0.13
$0.40                                  461,850             9.7                 $0.40
                                     ---------
                                     1,668,216             8.4                 $0.20
                                     =========

Stock based compensation

     In connection with certain stock option grants during the year ended December 31, 1999, the Company recorded unearned stock-based compensation totaling $2,272, which is being amortized over the vesting periods of the related options which is generally four years. Amortization of this stock-based compensation recognized during the year ended December 31, 1999 totaled $310. No stock-based compensation was recorded in fiscal years 1997 and 1998. If the stock-based compensation for the year ended December 31, 1999 had been allocated across the relevant functional expense categories, it would be allocated as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Cost of revenues............................................      $ 30
Sales and marketing.........................................       102
Research and development....................................        61
General and administrative..................................       117
                                                                  ----
                                                                  $310
                                                                  ====

Warrants

     In connection with an equipment finance line of credit entered into in 1997, the Company issued a warrant to a bank for the purchase of 23,121 shares of the Company's Series B convertible preferred stock at an exercise price of $1.73 per share. The warrant is fully exercisable and expires on

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

the later of 2008 or five years after an initial public offering. The Company has reserved 23,121 shares of Series B convertible preferred stock and common stock for issuance under this warrant. The fair value of the warrant was not significant.

9.  EMPLOYEE BENEFITS

     During 1997, the Company established a 401(k) retirement savings plan for its full time employees. All employees meeting minimum age requirements are eligible to enroll in the savings plan 90 days after commencement of employment. As of December 31, 1999, the Company has not provided discretionary matching contributions to employee accounts.

10.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents at times exceed FDIC insurance coverage limits. The Company maintains its cash and cash equivalents in major, creditworthy financial institutions and has not experienced any losses on its deposits. The Company's accounts receivable result primarily from sales to large consumer retail companies. The Company performs credit evaluations of its customers and generally does not require collateral. Management does not believe that significant credit risk for trade receivables exist at December 31, 1998.

     Information regarding sales to and accounts receivable from major customers, to the extent amounts were 10% or greater, is as follows:

                                                         1997   1998   1999
                                                         ----   ----   ----
Sales for the period ended December 31,
  Customer A...........................................   60%    33%    28%
  Customer B...........................................   --     25     --
  Customer C...........................................   --     18     14
  Customer D...........................................   --     16     15
  Customer G...........................................   --     --     13
Accounts receivable at December 31,
  Customer A...........................................   --     14%    14%
  Customer B...........................................   --     42     --
  Customer C...........................................   --     23     14
  Customer D...........................................   --     18     --
  Customer E...........................................   --     --     17
  Customer F...........................................   --     --     18

                         KNOWLEDGE DISCOVERY ONE, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11.  INCOME TAXES

     The components of the net deferred tax assets are as follows at December
31:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax asset:
  Net operating loss carryforwards..........................  $ 2,873    $ 5,896
Deferred tax liabilities:
  Depreciation..............................................      (18)       (22)
  Accrued expense...........................................       76         24
                                                              -------    -------
Net deferred tax asset before valuation allowance...........    2,931      5,898
Valuation allowance.........................................   (2,931)    (5,898)
                                                              -------    -------
Net deferred tax asset......................................  $    --    $    --
                                                              =======    =======

     Federal income tax operating loss carryforwards begin to expire in 2010.

     Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three years period. Certain of the Company's operating losses that can be utilized in any one taxable year for federal tax purposes may be limited by future ownership changes.

     Following is a reconciliation of the amount of the income tax benefit that would result from applying the statutory Federal income tax rates to pretax loss and the reported amount of income tax benefit for the years ended December 31, 1997, 1998 and 1999:

                                                             1997       1998       1999
                                                            -------    -------    -------
Tax benefit at statutory rate of 34%......................  $ 1,036    $ 1,565    $ 2,737
State income tax benefit..................................       91        138        242
Permanent differences.....................................       --         (3)       (12)
Net increase in valuation allowance.......................   (1,127)    (1,700)    (2,967)
                                                            -------    -------    -------
                                                            $    --    $    --    $    --
                                                            =======    =======    =======

12.  RELATED PARTY TRANSACTIONS

     On February 10, 1997, the Company paid the balance of $70 on a loan to a shareholder bearing no interest.

13.  SUBSEQUENT EVENT

     On February 14, 2000 all of the Company's capital stock was acquired by Net Perceptions, Inc. for 1,969,013 shares of Net Perceptions, Inc. common stock. Additionally, all of the Company's outstanding stock options were assumed by Net Perceptions, Inc.

                             NET PERCEPTIONS, INC.

                    PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

     On February 14, 2000, Net Perceptions, Inc. ("Net Perceptions") completed its acquisition of Knowledge Discovery One, Inc. ("KD One"). The following unaudited pro forma combined statement of operations for the year ended December 31, 1999 gives effect to the acquisition as if it had occurred on January 1, 1999 using the purchase method of accounting. The pro forma combined statement of operations is based on historical results of operations of Net Perceptions and KD One for the year ended December 31, 1999. The unaudited pro forma combined balance sheet as of December 31, 1999 gives effect to the acquisition as if it had occurred on that date and is based on the historical financial position of Net Perceptions and KD One. The pro forma combined statement of operations and pro forma combined balance sheet and the accompanying notes (the "Pro Forma Combined Financial Information") should be read in conjunction with and are qualified by the historical financial statements of Net Perceptions and KD One and the notes thereto.

     The pro forma adjustments are based on estimates and assumptions available at the time of the filing of this Registration Statement that Net Perceptions and KD One believe are reasonable under the circumstances. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the effective time of the acquisition. The estimates and assumptions will be adjusted upon issuance of the final valuation report.

     The Pro Forma Combined Financial Information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The Pro Forma Combined Financial Information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisition, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisition been effected as of the dates indicated above.

                             NET PERCEPTIONS, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)
                            AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                     ASSETS

                                                                     PRO FORMA
                                               NET                  ADJUSTMENTS        PRO FORMA
                                           PERCEPTIONS    KD ONE     (NOTE 2)          COMBINED
                                           -----------   --------   -----------        ---------
Current assets:
  Cash and cash equivalents..............   $ 17,457     $  1,081    $     --          $ 18,538
  Short-term investments.................     19,397           --          --            19,397
  Accounts receivable, net...............      7,663        1,708          --             9,371
  Royalties receivable, net..............      1,135           --          --             1,135
  Prepaid expenses and other current
     assets..............................      1,373          512          --             1,885
                                            --------     --------    --------          --------
          Total current assets...........     47,025        3,301          --            50,326
Marketable securities....................      6,317           --          --             6,317
Property and equipment, net..............      4,749          665          --             5,414
Intangible assets........................         --           --     117,400(b)        117,400
Other assets.............................        657           21          --               678
                                            --------     --------    --------          --------
          Total assets...................   $ 58,748     $  3,987    $117,400          $180,135
                                            ========     ========    ========          ========

                      LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK
                                    AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
     expenses............................   $  5,846     $  1,405    $  2,100(a)       $  9,351
  Deferred revenue.......................      3,336          867        (215)(a)         3,988
  Borrowings under line of credit........         --          600          --               600
  Current portion of long-term
     liabilities.........................        471          241          --               712
                                            --------     --------    --------          --------
          Total current liabilities......      9,653        3,113       1,885            14,651
Long-term liabilities, net of current
  portion................................        707          413          --             1,120
                                            --------     --------    --------          --------
          Total liabilities..............     10,360        3,526       1,885            15,771
                                            --------     --------    --------          --------
Redeemable convertible preferred stock...         --       73,431     (73,431)(c)            --
Stockholders' equity:
  Common stock...........................          2            2          (2)(d)             2
  Treasury stock.........................         --           (6)          6(d)             --
  Additional paid-in capital.............     71,231           --     115,976(a)(b)     187,207
  Accumulated other comprehensive loss...        (89)          --          --               (89)
  Deferred stock-based compensation......         --       (1,962)      1,962(d)             --
  Accumulated deficit....................    (22,756)     (71,004)     71,004(d)        (22,756)
                                            --------     --------    --------          --------
          Total stockholders' equity.....     48,388      (72,970)    188,946           164,364
                                            --------     --------    --------          --------
          Total liabilities, convertible
             redeemable preferred stock
             and stockholders' equity....   $ 58,748     $  3,987    $117,400          $180,135
                                            ========     ========    ========          ========

           See accompanying notes to pro forma financial information.

                             NET PERCEPTIONS, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                             NET                     ADJUSTMENTS    PRO FORMA
                                         PERCEPTIONS      KD ONE      (NOTE 2)      COMBINED
                                         -----------     --------    -----------    ---------
Revenues:
  Product..............................   $ 11,408       $    918     $     --      $  12,326
  Service and maintenance..............      3,721          2,597           --          6,318
                                          --------       --------     --------      ---------
          Total revenues...............     15,129          3,515           --         18,644
                                          --------       --------     --------      ---------
Cost of revenues:
  Product..............................        286            649           --            935
  Service and maintenance..............      2,735          2,179           --          4,914
                                          --------       --------     --------      ---------
          Total cost of revenues.......      3,021          2,828           --          5,849
                                          --------       --------     --------      ---------
Gross margin...........................     12,108            687           --         12,795
                                          --------       --------     --------      ---------
Operating expenses:
  Sales and marketing..................     12,099          3,322           --         15,421
  Research and development.............      8,194          2,980           --         11,174
  General and administrative...........      3,725          2,162           --          5,887
  Stock compensation expense...........      1,495            310           --          1,805
  Amortization of intangibles..........         --             --       30,017(b)      30,017
                                          --------       --------     --------      ---------
          Total operating expenses.....     25,513          8,774       30,017         64,304
                                          --------       --------     --------      ---------
Loss from operations...................    (13,405)        (8,087)     (30,017)       (51,509)
Other income (loss), net...............      1,366            (80)          --          1,286
                                          --------       --------     --------      ---------
Net loss...............................    (12,039)        (8,167)     (30,017)       (50,223)
Accretion on redeemable convertible
  preferred stock......................         --        (57,018)      57,018(c)          --
                                          --------       --------     --------      ---------
Net loss attributable to common
  stock................................   $(12,039)      $(65,185)    $ 27,001      $ (50,223)
                                          ========       ========     ========      =========
Net loss per share:
  Basic and diluted....................   $  (0.78)                                 $   (2.91)(f)
                                          ========                                  =========
  Shares used in computing basic and
     diluted...........................     15,402                                     17,274(f)
                                          ========                                  =========
  Pro forma basic and diluted..........   $  (0.64)(e)                              $   (2.42)(f)
                                          ========                                  =========
  Shares used in computing pro forma
     basic and diluted.................     18,851(e)                                  20,723(f)
                                          ========                                  =========

           See accompanying notes to pro forma financial information.

                             NET PERCEPTIONS, INC.

             NOTES TO THE PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

1.  GENERAL

     Net Perceptions will account for the acquisition of KD One under the purchase method. The accompanying pro forma combined financial information reflect an aggregate purchase price of approximately $118.2 million, consisting of the fair value of common stock issued ($101.5 million), the fair value of options for common stock assumed ($14.6 million), and transaction costs ($2.1 million), and is for illustrative purposes only. Actual fair values of the assets and liabilities acquired will be based on financial information as of the closing date of the acquisition (February 14, 2000) and the final valuation report. The preliminary purchase price allocation is as follows (in thousands):

Acquired technology.........................................  $  4,000
Customer List...............................................     3,000
Workforce...................................................     1,000
Excess of purchase price over fair value of net assets
  acquired (goodwill).......................................   109,400
Fair value of net assets....................................       769
                                                              --------
          Total.............................................  $118,169
                                                              ========

2.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

     (a) Adjustments to record estimated transaction costs and adjust deferred license revenues to estimated cost in accordance with Accounting Principles Board Opinion No. 16.

     (b) Represents the excess of the purchase consideration over the assigned values of net assets acquired. Goodwill is being amortized over four years. Other identified intangibles are being amortized over three years.

     (c) The pro forma adjustment reflects the conversion of KD One preferred stock (including accretion) into KD One common stock, which was exchanged for Net Perceptions common stock pursuant to the acquisition.

     (d) Adjustment reflects the elimination of KD One's historical stockholders' equity.

     (e) See Note 2 of the notes to financial statements for Net Perceptions for an explanation of the methods used in computing net loss per share data.

     (f) Shares used in computing net loss per share have been adjusted to reflect the shares of Net Perceptions common stock to be issued to the stockholders of KD One whose shares of KD One common stock are vested, as consideration in the acquisition. Approximately 97,095 of the shares of Net Perceptions common stock to be issued to the stockholders of KD One will be subject to a repurchase option, which is at Net Perceptions' discretion, at the original sale price in the event the individual holding the shares terminates his or her employment with Net Perceptions. The total number of shares of Net Perceptions common stock issued as consideration at the closing of the acquisition was 1,969,013, of which 210,000 were placed in escrow.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the sale of common stock being registered are estimated to be as follows:

SEC Registration fee........................................  $ 42,000
NASD fee....................................................    17,000
Printing and engraving......................................   150,000
Legal fees and expenses.....................................   300,000
Accounting fees and expenses................................   150,000
Transfer agents' fees.......................................     7,750
Miscellaneous...............................................   233,250
                                                              --------
          Total.............................................  $900,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII of our Amended and Restated Bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, a director shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to us and our stockholders. This provision in our Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of laws, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     We have entered into Indemnification Agreements with our officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. We also maintain liability insurance for our directors and officers. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities, and Section 1.10 of the Amended and Restated Investor Rights Agreement contained in Exhibit 4.1 hereto and Section 1.10 of the Registration Rights Agreement contained in Exhibit 4.2 hereto, each indemnifying certain of our stockholders, including controlling stockholders, against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) In the three years preceding the filing of this registration statement, we issued and sold the following securities that were not registered under the Securities Act:

          1. We issued and sold 950,150 shares (assuming no exercise of stock options after December 31, 1999) of our common stock to our employees, consultants and directors pursuant to exercises of options under our stock plans for an aggregate consideration of $253,890.

          2. We granted options to purchase 3,941,550 shares of common stock, at a weighted average exercise price of $5.51 per share, to our employees and consultants under our stock plans, of which 950,150 shares have been exercised as of December 31, 1999.

          3. On October 28, 1997, we issued and sold warrants to purchase approximately 11,982 shares of Series C preferred stock to Silicon Valley Bank.

          4. On August 17, 1999, we issued 10,565 shares of our common stock to Silicon Valley Bank pursuant to the net exercise of the warrant described in 15(a)(3).

          5. Between December 18, 1997 and February 20, 1998, we issued and sold 4,635,834 shares of Series C preferred stock for an aggregate purchase price of $7,116,005.19 to a group of 11 investors.

          6. On February 4, 1999, we issued and sold a convertible promissory note with a principal balance of $4,000,000.00 to Trans Cosmos, Inc.

          7. On April 28, 1999, we issued 290,911 shares of our common stock to Trans Cosmos, Inc. pursuant to the conversion of the promissory note described in 15(a)(7).

          8. On February 14, 2000 we issued and sold 1,969,013 shares of common stock in connection with our acquisition of Knowledge Discovery One, Inc.

     The issuances described in 15(a)(1) and 15(a)(2) were deemed exempt from registration under the Act in reliance upon Rule 701 promulgated under the Act. The issuances of the securities described in Items 15(a)(3) through 15(a)(5) and 15(a)(7) and 15(a)(8) were deemed to be exempt from registration under the Act in reliance on Section 4(2) of the Act as transactions by an issuer not involving any public offering. The issuance described in Item 15(a)(6) was deemed exempt from registration under the Act in reliance on Regulation S. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

EXHIBIT
 NUMBER                           DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement.
 2.1      Agreement and Plan of Merger, dated as of January 15, 2000, as amended February 3, 2000, by and among Net Perceptions,
          Inc., Kentucky Acquisition Corporation and Knowledge
          Discovery One, Inc.
 3.1**    Amended and Restated Certificate of Incorporation.
 3.2**    Amended and Restated Bylaws.
 4.1**    Amended and Restated Investor Rights Agreement, dated
          December 18, 1997, among Net Perceptions, Inc. and the
          investors and founders named therein, as amended.
 4.2      Registration Rights Agreement, dated February 14, 2000, by and among Net Perceptions, Inc. and the stockholders named therein.
 4.3**    Specimen common stock certificate.
 5.1*     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1**    Form of Indemnification Agreement entered into between Net
          Perceptions, Inc. and its directors and officers.
10.2**    1996 Stock Plan.
10.3**    1999 Equity Incentive Plan.
10.4**    1999 Non-Employee Director Option Plan.
10.5**    Employee Stock Purchase Plan.
10.6**+   License Agreement between Net Perceptions, Inc. and Regents of the University of Minnesota, dated July 31, 1996.
10.7**+   Amendment to License Agreement between Net Perceptions, Inc.
          and Regents of the University of Minnesota, dated October
          13, 1997.
10.8      Knowledge Discovery One, Inc. 1996 Stock Option/Stock
          Issuance Plan.
10.9**+   Orbix Development and Runtime License Agreement between IONA
          Technologies PLC and Net Perceptions, Inc., dated July 9,
          1998.
10.10**+  Agreement Amendment to Orbix Development and Runtime License
          Agreement between IONA Technologies PLC and Net Perceptions,
          Inc., dated October 12, 1998.
10.11**   Lease between the Protective Group and Net Perceptions,
          Inc., dated November 12, 1998.
10.12**   Form of Master Purchase Agreement.
10.13**   Change in Control Severance Plan and Summary Plan
          Description.
10.15**   Note Purchase Agreement between Net Perceptions, Inc. and
          Trans Cosmos, Inc., dated February 4, 1999.
21        List of Subsidiaries.
23.1      Consent of PricewaterhouseCoopers LLP, independent
          accountants.
23.2      Consent of PricewaterhouseCoopers LLP, independent
          accountants.
23.3*     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1).
24.1      Power of Attorney (included on the signature page of this
          registration statement).
27        Financial Data Schedule.

-------------------------
 * To be filed by amendment.

** Incorporated by reference to Net Perceptions' Registration Statement on Form
   S-1 (Registration No. 333-71919).

 + Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission.

     (b) FINANCIAL STATEMENT SCHEDULES

     No financial statement schedules are required. The information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the registrant, Indemnification Agreements entered into between the registrant and its officers and directors, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 28th day of February, 2000.

                                          NET PERCEPTIONS, INC.

                                          By:     /s/ STEVEN J. SNYDER
                                            ------------------------------------
                                              Steven J. Snyder
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOWN ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Steven J. Snyder, President and Chief Executive Officer, and Thomas M. Donnelly, Chief Financial Officer and Secretary, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

           /s/ STEVEN J. SNYDER             President, Chief Executive Officer    February 28, 2000
------------------------------------------  and Director (Principal Executive
             Steven J. Snyder               Officer)

          /s/ THOMAS M. DONNELLY            Chief Financial Officer and           February 28, 2000
------------------------------------------  Secretary (Principal Financial and
            Thomas M. Donnelly              Accounting Officer)

            /s/ JOHN T. RIEDL               Director                              February 28, 2000
------------------------------------------
              John T. Riedl

            /s/ ANN L. WINBLAD              Director                              February 28, 2000
------------------------------------------
              Ann L. Winblad

          /s/ DOUGLAS J. BURGUM             Director                              February 28, 2000
------------------------------------------
            Douglas J. Burgum

           /s/ WILLIAM LANSING              Director                              February 28, 2000
------------------------------------------
             William Lansing

                               INDEX TO EXHIBITS

EXHIBIT NO.                             EXHIBIT
-----------                             -------
  1.1*        Form of Underwriting Agreement.
  2.1         Agreement and Plan of Merger, dated as of January 15, 2000, as amended February 3, 2000, by and among Net Perceptions,
              Inc., Kentucky Acquisition Corporation and Knowledge
              Discovery One, Inc.
  3.1**       Amended and Restated Certificate of Incorporation.
  3.2**       Amended and Restated Bylaws.
  4.1**       Amended and Restated Investor Rights Agreement, dated
              December 18, 1997, among Net Perceptions, Inc. and the
              investors and founders named therein, as amended.
  4.2         Registration Rights Agreement dated February 14, 2000, by
              and among Net Perceptions, Inc. and the stockholders named therein.
  4.3**       Specimen common stock certificate.
  5.1*        Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
 10.1**       Form of Indemnification Agreement entered into between Net
              Perceptions, Inc. and its directors and officers.
 10.2**       1996 Stock Plan.
 10.3**       1999 Equity Incentive Plan.
 10.4**       1999 Non-Employee Director Option Plan.
 10.5**       Employee Stock Purchase Plan.
 10.6**+      License Agreement between Net Perceptions, Inc. and Regents of the University of Minnesota, dated July 31, 1996.
 10.7**+      Amendment to License Agreement between Net Perceptions, Inc.
              and Regents of the University of Minnesota, dated October
              13, 1997.
 10.8         Knowledge Discovery One, Inc. 1996 Stock Option/Stock
              Issuance Plan.
 10.9**+      Orbix Development and Runtime License Agreement between IONA
              Technologies PLC and Net Perceptions, Inc., dated July 9,
              1998.
 10.10**+     Agreement Amendment to Orbix Development and Runtime License
              Agreement between IONA Technologies PLC and Net Perceptions,
              Inc., dated October 12, 1998.
 10.11**      Lease between the Protective Group and Net Perceptions,
              Inc., dated November 12, 1998.
 10.12**      Form of Master Purchase Agreement.
 10.13**      Change in Control Severance Plan and Summary Plan
              Description.
 10.15**      Note Purchase Agreement between Net Perceptions, Inc. and
              Trans Cosmos, Inc., dated February 4, 1999.
 21           List of Subsidiaries.
 23.1         Consent of PricewaterhouseCoopers LLP, independent
              accountants.
 23.2         Consent of PricewaterhouseCoopers LLP, independent
              accountants.
 23.3*        Consent of Skadden, Arps, Slate, Meagher & Flom LLP
              (included in Exhibit 5.1).
 24.1         Power of Attorney (included on the signature page of this
              registration statement).
 27           Financial Data Schedule.

-------------------------
 * To be filed by amendment.

** Incorporated by reference to Net Perceptions' Registration Statement on Form
   S-1 (Registration No. 333-71919).

 + Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission.